QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on November 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

LECG CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	8742	81-0569994
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2000 Powell Street
Emeryville, California 94608
(510) 985-6700
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

David J. Teece
Chairman
LECG Corporation
2000 Powell Street
Emeryville, California 94608
(510) 985-6700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mario M. Rosati, Esq. Mark L. Reinstra, Esq. Alexander D. Phillips, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	James A. Hutchinson, Esq. Brian J. Lynch, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, DC 20004 (202) 637-5600	Steven B. Stokdyk, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, CA 90067 (310) 712-6600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value	3,565,000 shares	$19.40	$69,161,000.00	$8,762.70

(1)
Includes 465,000 shares subject to the underwriter's over-allotment option.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of Common Stock as reported on the Nasdaq National Market on November 5, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

PRELIMINARY PROSPECTUS	Subject to completion	November 10, 2004

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

3,100,000 Shares

Common Stock

Certain of our stockholders are offering 3,100,000 shares of our common stock. We will not receive any proceeds from the sale of any shares sold by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "XPRT." On November 9, 2004, the last reported sale price of our common stock was $19.58 per share.

Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to the selling stockholders	$	$

The underwriter may also purchase up to 465,000 shares of common stock from us and certain of the selling stockholders at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriter may exercise this option only to cover over-allotments, if any.

The underwriter is offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about                           , 2004.

UBS Investment Bank

The date of this Prospectus is                           , 2004

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

TABLE OF CONTENTS

Prospectus summary	1
Risk factors	7
Disclosure regarding forward-looking statements	15
Prior LLC status	15
Use of proceeds	16
Price range of common stock	16
Dividend policy	16
Capitalization	17
Selected financial data	18
Management's discussion and analysis of financial condition and results of operations	20
Business	37
Management	52
Related party transactions	63
Principal and selling stockholders	69
Description of capital stock	72
Shares eligible for future sale	75
Underwriting	78
Legal matters	80
Experts	80
Where you can find more information	80
Index to financial statements	F-1

Prospectus summary

This summary highlights some of the information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the "Risk factors" section and our financial statements and notes to those statements, before deciding whether or not to buy our common stock. Except as otherwise noted, when we refer to "LECG," "us," "we" and "our," this reference is made with respect to LECG Corporation, its wholly owned subsidiary, LECG, LLC, and their predecessors, LECG Holding Company, LLC, The Law and Economics Consulting Group, Inc. and LECG, Inc.

LECG

We provide expert services. Our highly credentialed experts and professional staff address complex, unstructured business and public policy problems. We deliver independent expert testimony and original authoritative studies in both adversarial and non-adversarial environments. We conduct economic, financial and statistical analyses to provide objective opinions and strategic advice to legislative, judicial, regulatory and business decision makers. Our experts are renowned academics, former senior government officials, experienced industry leaders, technical analysts and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff. Our clients include Fortune Global 500 corporations, major law firms and local, state and federal governments and agencies in the United States and abroad. Since 1994, our experts and professional staff have worked on over 8,200 assignments for over 4,500 clients in over 30 countries.

Businesses, courts, arbitration panels, tribunals, regulatory authorities, legislative bodies and boards of directors throughout the world use independent expert analysis and advice to help resolve disputes through litigation, arbitration and negotiation, as well as to understand and address regulation and legislation. These processes generate ongoing demand for original economic, financial and statistical analyses, irrespective of the business cycle. The credibility of expert analysis and advice is enhanced if the work is independent, is prepared by highly qualified individuals and is informed by the objective facts and circumstances concerned. Traditional management consulting firms that apply a standard methodology to problem solving are typically unable to provide the level of specialization and customization required.

Our experts and professional staff have specialized knowledge in economic, financial and statistical theories and analysis as well as in-depth knowledge of specific markets, regulations and industries. These core competencies enable us to incorporate complex methodologies and tools developed in research settings to deliver our expert services in adversarial and non-adversarial settings. The quality of our experts' services has resulted in a high level of repeat business and the development of significant new business.

Since our inception in 1988, we have grown from one office in northern California to 29 offices in 10 countries. We derive the majority of our revenues from professional service fees that are billed at hourly rates charged by our experts and professional staff. Hourly fees charged by the professional staff that support our experts, rather than the hourly fees charged by our experts, generate the majority of our gross profit. While we have experienced significant revenue growth and were profitable for the year ended December 31, 2003 and the nine months ended September 30, 2004, we experienced net losses during prior periods, largely attributable to equity-based compensation expense and expenses relating to our management led buyout that occurred in September 2000. We incurred net losses of $8.4 million and $12.1 million in 2001 and 2002, and we had net income of $26.7 million and $12.0 million in 2003 and the nine months ended September 30, 2004, respectively.

OUR BUSINESS

–>
Renowned experts.    Our experts include internationally recognized faculty and former faculty from many of the world's best universities and individuals who have worked in or with government agencies, such as the United States Department of Justice, the United States Federal Trade Commission and the Environmental Protection Agency, and professionals who have gained experience in large professional services organizations. The quality and experience of our experts drives the demand for our services.

–>
Expert services vision.    Our strategy is to hire and retain leading independent experts in fields where we believe there is substantial business opportunity for expert analysis and advice due to the significant economic and financial impact of the disputes and decisions involved. The clarity of our vision as an expert services firm simplifies our internal decision-making processes and enables us to efficiently recruit top expert talent.

–>
Distinctive business model.    Our incentive system generally ties expert compensation directly to individual expert performance. Under our model, significant margins are realized on the revenues generated by our professional staff rather than on the individual fees of our experts. Our experts generate assignments that utilize our professional staff and infrastructure. The result is a business model with a flat organizational structure, a variable cost structure and incentive alignment that is scalable across different disciplines and fields of expertise.

–>
Entrepreneurial culture.    Our comparatively non-hierarchical structure fosters an entrepreneurial culture that enables us to attract, deploy and retain leading independent experts. Our experts are successful, self-motivated, credentialed individuals who prefer to work in a non-bureaucratic organization. Our management structure is decentralized, and we allow experts high autonomy and intellectual freedom.

–>
Highly proficient professional staff.    We employ an experienced professional staff to support our experts. Many of our professional staff have advanced degrees in economics, finance or related disciplines, and relevant business and public service experience. Our professional staff enables our experts to focus their time on the most significant components of a project, allowing the expert to deliver a higher quality, more robust and timely work product in a cost-effective manner.

–>
Attractive support infrastructure.    We provide a comprehensive support infrastructure for our experts, including information technology, marketing, billing, project accounting, receivables collection and other administrative support services. We believe that our support infrastructure relieves our experts from the burden of daily administrative tasks and enables our experts to be more focused, collegial and productive than established academics, researchers and other professionals who choose to consult as sole practitioners.

–>
Experienced, high quality leadership team.    Our leadership team has extensive experience in guiding professional services companies, including David J. Teece, PhD., our Chairman, who co-founded our company in 1988, and David P. Kaplan, our President, who managed Capital Economics, an economics consulting firm he helped found, from 1985 until he joined us in 1998. We believe our leadership team is able to effectively guide our company while also providing expert services.

We face a number of challenges in our business, and investors in this offering will face a number of additional risks. Among the most important of these are:

–>
Retaining our experts and professional staff.    Many of our clients are attracted to us by their desire to engage individual experts, and the ongoing relationship with our clients is often managed primarily by our experts. In the event an expert terminates his or her relationship with us, it is probable that many of the clients for which the departing expert is responsible would terminate their relationship with us. We also depend on our professional staff to service our clients. Qualified professionals are in great demand, and we face competition for our professional staff from other consulting firms, universities, governments and research firms.

–>
Maintaining high utilization and billing rates.    Our profitability under our business model greatly depends on the utilization and billing rates of our professional staff. Our financial results could suffer if we are unable to achieve and maintain high utilization and billing rates for our professional staff.

–>
Managing our growth.    Since the management buyout, we have experienced significant growth in the number of our experts and professional staff, and we have expanded our practice areas and opened offices in many locations. We seek to continue the growth of our business by adding experts and professional staff, expanding our practice areas and acquiring consulting practices. If we are unable to successfully manage the growth of our business, our financial results and business prospects could suffer.

–>
Competition.    The market for expert services is highly competitive and subject to rapid change. Many of our competitors are larger and have greater marketing, personnel and financial resources. There are also low barriers to entry into our industry, and new market entrants may seek to compete with us.

–>
Concentrated ownership.    Because our management, members of our board of directors and their affiliates will beneficially own approximately       % of our outstanding common stock following this offering, they will be able to substantially influence corporate events requiring stockholder approval.

–>
Payment of dividends.    We do not anticipate paying any dividends in the foreseeable future.

OUR GROWTH STRATEGY

We believe that there are numerous opportunities to continue to grow our business by:

–>
Expanding our base of experts.    We attract business primarily due to the reputation and renown of our experts and believe that increasing the number of our experts will increase our business. We intend to continue to identify additional experts through existing relationships and affiliations, governmental and industry knowledge and the advancement of capable members of our professional staff. Since the end of 2003 through September 30, 2004, we have increased our number of experts by 30% to 256 and our number of professional staff by 26% to 376. We believe our unique expert compensation model, strong support system and flexible, autonomous work environment provide an attractive alternative for experts compared to our competitors and sole proprietorships.

–>
Expanding our practice areas.    We believe that there are a number of opportunities to apply our business model and attract experts and clients in other fields. In the past year we have successfully added new experts in the fields of labor and employment disputes, forensic accounting, electronic discovery and strategic technology management. We believe that there are additional opportunities in public health and pharmacology and for our professional staff to provide additional complementary services that are natural extensions of our current service offerings, such as litigation document management and historical research.

–>
Expanding our geographic reach.    Demand for expert services is growing overseas as foreign countries increasingly adopt methods of regulation and dispute resolution used in the United States. In addition, globalization has increased the number of cases being reviewed and considered in multiple national jurisdictions, elevating the importance of seamless, multi-national case management. We plan to expand our footprint opportunistically to new countries and regions over time by identifying experts in locations in which there is unmet demand for expert analysis and advice. We believe that the long-term, international opportunities in expert services are substantial. In March 2004, we expanded our presence in Europe with the hiring of two new experts and other professional staff in connection with the opening of offices in Belgium, France and Spain.

–>
Strengthening awareness of our brand.    Our marketing and sales efforts to date have focused on leveraging the reputations, personal relationships and professional visibility of our experts attained through prior assignments, publishing, teaching and speaking engagements. We believe that we can provide additional marketing support to raise awareness of the firm's total capabilities.

–>
Acquiring complementary businesses; developing strategic alliances.    We expect to evaluate and recruit individual experts and groups of experts who have nationally and internationally recognized stature with specific knowledge and skills that enhance or complement our existing service offerings. Our recent acquisitions of Economic Analysis, LLC and Low Rosen Taylor Soriano

  in March 2004 have bolstered our capabilities in the areas of antitrust, business valuation and litigation support, adding 19 experts and 43 professional staff. In August 2004, we acquired Silicon Valley Expert Witness Group, Inc., a firm specializing in complex technology and intellectual property disputes, with a network of over 400 affiliated scientific and engineering experts. In October 2004, we acquired Washington Advisory Group, LLC, a firm specializing in technology assessment and policy and research development strategy. We may also continue to enter into strategic alliances and marketing agreements to gain exposure to new clients and broaden awareness of our service offerings.

BACKGROUND

Our predecessor company was incorporated in March 1988 as a California corporation under the name "The Law and Economics Consulting Group, Inc." This predecessor company was formed to provide expert advisory services. In October 1997, this company changed its name to "LECG, Inc.", and in December 1997, it effected an initial public offering of its common stock which was listed on the New York Stock Exchange under the symbol "XPT." During the next nine months, this company continued to perform expert services as a stand alone company. In August 1998, The Metzler Group, Inc., which changed its name to Navigant Consulting, Inc. in 1999, acquired all of the outstanding common stock of our predecessor company. After the acquisition, our predecessor company operated as a wholly owned subsidiary of Navigant Consulting under the name "LECG, Inc."

In September 2000, 35 of our experts, including four of our founding experts, with equity sponsorship led by affiliates of Thoma Cressey Equity Partners, executed a management buyout of substantially all of the assets and the assumption of certain liabilities of LECG, Inc. The total cash purchase price was $44.3 million. For the purpose of conducting the management buyout, these experts formed LECG Holding Company, LLC, which owned all of our operating assets through its wholly owned subsidiary, LECG, LLC.

Prior to our November 2003 initial public offering, there was a series of integrated reorganization transactions, including an equity exchange transaction by the members of LECG Holding Company, LLC. Following all of the integrated transactions, LECG, LLC became wholly owned by LECG Corporation through its direct subsidiary, LECG Funding Corporation. LECG Holding Company, LLC, the prior sole equityholder of LECG, LLC, ceased to exist as a result of a merger into LECG Funding Corporation. LECG Corporation is the registrant in this offering.

PRINCIPAL EXECUTIVE OFFICE

Our principal executive office is located at 2000 Powell Street, Suite 600, Emeryville, California 94608 and our telephone number is (510) 985-6700.

The offering

Common stock offered by selling stockholders	3,100,000 shares
Over-allotment option	465,000 shares, of which we may sell up to 250,000 shares and the remainder may be sold by certain selling stockholders
Common stock to be outstanding after the offering	22,439,134 shares
Nasdaq National Market symbol	XPRT
Use of proceeds
We will not receive any proceeds from the sale of any shares sold by the selling stockholders. If we sell shares as part of the underwriter's over-allotment option, we intend to use the proceeds to satisfy our expenses associated with the offering and the balance for general corporate purposes, including working capital.

The number of shares of common stock to be outstanding after this offering is based on 22,439,134 shares outstanding as of September 30, 2004, and excludes:

–>
6,092,198 shares issuable upon exercise of outstanding options as of September 30, 2004 under our 2000 Incentive Plan and our 2003 Stock Option Plan at a weighted average exercise price of $15.02 per share;

–>
383,275 shares available for future grant or issuance as of September 30, 2004 under our 2003 Stock Option Plan; and

–>
873,229 shares available for future grant or issuance as of September 30, 2004 under our 2003 Employee Stock Purchase Plan.

Except as otherwise noted, the information in this prospectus assumes that the underwriter does not exercise its over-allotment option.

Summary financial data

The following table sets forth our summary financial data. The data have been derived from the financial statements for each of the three years in the period ended December 31, 2003 and the nine months ended September 30, 2003 and 2004 included elsewhere in this prospectus. You should read this data together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
Consolidated statements of operations data	2001	2002	2003	2003	2004

	(in thousands, except per share and operating data)
Revenues	$100,735	$133,704	$165,594	$121,783	$152,847
Cost of services:
Compensation and project costs	69,032	90,083	110,634	81,725	101,121
Equity-based compensation expense (income)	6,735	16,645	1,754	398	(73)

Total cost of services	75,767	106,728	112,388	82,123	101,048

Gross profit	24,968	26,976	53,206	39,660	51,799
Costs of postponed equity offering	—	3,500	—	—	—
Operating expenses	30,755	32,651	34,093	25,589	31,682

Operating income (loss)	(5,787)	(9,175)	19,113	14,071	20,117
Interest income	125	42	103	30	251
Interest (expense)	(2,372)	(3,188)	(2,620)	(1,942)	(183)
Other income (expense), net	(384)	257	466	146	(27)

Income (loss) before provision for income taxes	(8,418)	(12,064)	17,062	12,305	20,158
Income tax provision (benefit)	—	—	(9,613)	—	8,184

Net income (loss)	(8,418)	(12,064)	26,675	12,305	11,974
Accrued preferred dividends and accretion of preferred units	3,251	3,692	7,712	3,135	—

Net income (loss) available to common shares	$(11,669)	$(15,756)	$18,963	$9,170	$11,974

Net income (loss) per share:
Basic	$(1.11)	$(1.41)	$1.39	$0.73	$0.55
Diluted	$(1.11)	$(1.41)	$1.17	$0.61	$0.51
Shares used in calculating net income (loss) per share:
Basic	10,478	11,169	13,674	12,492	21,725
Diluted	10,478	11,169	16,261	15,034	23,333

Other operating data (period end)

Number of experts	126	172	197	188	256
Number of professional staff	232	305	298	298	376
Consolidated balance sheet data	As of September 30, 2004

(in thousands)
Cash and cash equivalents	$24,142
Total assets	197,084
Total stockholders' equity	143,097

Risk factors

You should carefully consider the risk factors described below, together with all of the other information included in this prospectus, before you decide whether to invest in shares of our common stock. The following risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. The occurrence of any of the following risks could harm our business, financial condition or results of operations. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our financial results could suffer if we are unable to successfully attract, integrate and retain our experts and professional staff.

Similar to professional service firms, many of our clients are attracted to LECG by their desire to engage individual experts, and the ongoing relationship with our clients is often managed primarily by our individual experts. If an expert terminates his or her relationship with us, it is probable that most of the clients and projects for which that expert is responsible will continue with the expert, and the clients will terminate their relationship with us. We generally do not have non-competition agreements with our experts and, as a result, experts can terminate their relationship with us at any time and immediately begin to compete against us. Our top five experts together accounted for 19% of our revenues during the first nine months of 2004. If any of these individuals or our other experts terminate their relationship with us or compete against us, it could materially harm our business and financial results.

In addition, if we are unable to attract, develop, motivate and retain highly qualified experts, professional staff and administrative personnel, our ability to adequately manage and staff our existing projects and obtain new projects could be impaired, which would adversely affect our business and its prospects for growth. Qualified professionals are in great demand, and we face significant competition for both senior and junior professionals with the requisite credentials and experience. Our competition comes from other consulting firms, research firms, governments, universities and other similar enterprises. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Increasing competition for these professionals may also significantly increase our labor costs, which could negatively affect our margins and results of operations. The loss of the services of, or the failure to recruit, a significant number of experts, professional staff or administrative personnel could harm our business, including our ability to secure and complete new projects.

Our financial results could suffer if we are unable to achieve or maintain high utilization and billing rates for our professional staff.

Our profitability depends to a large extent on the utilization and billing rates of our professional staff. Utilization of our professional staff is affected by a number of factors, including:

–>
the number and size of client engagements;

–>
our experts' use of professional staff to perform the projects they obtain from clients and the nature of specific client engagements, some of which require greater professional staff involvement than others;

–>
the timing of the commencement, completion and termination of projects, which in many cases is unpredictable;

–>
our ability to transition our professional staff efficiently from completed projects to new engagements;

–>
our ability to forecast demand for our services and thereby maintain an appropriate level of professional staff; and

–>
conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our professional staff that we are able to charge are also affected by a number of additional factors, including:

–>
the quality of our expert services;

–>
the market demand for the expert services we provide;

–>
our competition and the pricing policies of our competitors; and

–>
general economic conditions.

If we are unable to achieve and maintain high utilization as well as maintain or increase the billing rates for our professional staff, our financial results could suffer materially.

If we are unable to manage the growth of our business successfully, our financial results and business prospects could suffer.

Since the management buyout we have experienced significant growth in the number of our experts and professional staff. We have also expanded our practice areas and have opened offices in new locations. We may not be able to successfully manage a significantly larger and more geographically diverse workforce as we increase the number of our experts and professional staff and expand our practice areas. Additionally, growth increases the demands on our management, our internal systems, procedures and controls. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial and other systems, procedures and controls, which will increase our costs and may reduce our profitability. This need to augment our support infrastructure due to growth was compounded by our decision to become a public reporting company, and the increased expense that arises in complying with existing and new regulatory requirements. We must be able to prepare accurate and timely financial information, particularly as it relates to the on-going obligations of a public company.

We have designed our internal disclosure controls and procedures to provide reasonable assurance that these disclosure controls and procedures will meet their objectives; however, even well-designed and operated disclosure controls and procedures are susceptible to inherent limitations. These inherent limitations potentially include faulty assumptions in the design of the controls and procedures, fraud by individuals and errors or mistakes by those overseeing the controls and procedures. As a result, no evaluation of the disclosure controls and procedures can provide absolute assurance that such disclosure controls and procedures will meet their objectives. We may be unable to successfully implement improvements to our information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Any failure to successfully manage growth could harm our financial results and business prospects.

Revenue from our performance-based fee service offering is difficult to predict and recovery is uncertain.

Performance-based expert fees have ranged from 0% to 11% of our quarterly total revenues. Because these fees are contingent on the amounts recovered by our clients, revenue on such cases, which is recognized generally on receipt, is not certain, the timing of recovery is difficult to predict, and revenue may not arrive evenly through the year, thereby affecting our quarter by quarter results.

We depend on the complex damages, competition policy/antitrust and environmental claims consulting practice areas, which could be adversely affected by changes in the legal, regulatory and economic environment.

Our business is heavily concentrated in the practice areas of complex damages, competition policy/antitrust, including mergers and acquisitions, and environmental claims. Projects in our complex damages practice area accounted for 26% and 23% of our billings in 2003 and the first nine months of 2004, respectively. Projects in our competition policy/antitrust practice area, including mergers and acquisitions, accounted for 19% and 25% of our billings in 2003 and the first nine months of 2004, respectively. Projects in our environmental claims practice area accounted for 22% and 16% of our billings in 2003 and the first nine months of 2004, respectively. Changes in the federal antitrust laws or the federal regulatory environment, changes in environmental laws or changes in judicial interpretations of these laws could substantially reduce the need for expert consulting services in these areas. This would reduce our revenues and the number of future projects in these practice areas. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could also negatively impact the number and scope of our projects in proceedings before the Department of Justice and the Federal Trade Commission.

Additional hiring and acquisitions could disrupt our operations, increase our costs or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of experts and by acquiring other expert services firms. However, we may be unable to identify, hire, acquire or successfully integrate new experts and consulting practices without substantial expense, delay or other operational or financial problems. And, we may be unable to achieve the financial, operational and other benefits we anticipate from any hiring or acquisition. Hiring additional experts or acquiring other expert services firms could also involve a number of additional risks, including:

–>
the diversion of management's time, attention and resources, especially since Dr. Teece, our Chairman, and Mr. Kaplan, our President, also provide consulting services that account for a significant amount of our revenues;

–>
loss of key acquired personnel;

–>
the incurrence of signing bonuses, which could adversely impact our profitability and cash flow;

–>
potential impairment of existing relationships with our experts, professionals and clients;

–>
the creation of conflicts of interest that require us to decline engagements that we otherwise could have accepted;

–>
increased costs to improve, coordinate or integrate managerial, operational, financial and administrative systems;

–>
increased costs associated with the opening and build-out of new offices;

–>
dilution of our stock as a result of issuing equity securities in connection with hiring new experts or acquiring other expert services firms; and

–>
difficulties in integrating diverse corporate cultures.

We have encountered these risks after hiring individuals and groups of experts and acquiring expert practices, and we anticipate that we will encounter these risks in connection with future hirings and acquisitions.

Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential experts or the price we pay for businesses we wish to acquire. In addition, this increased competition could make it more difficult to retain our experts. The occurrence of any of these events could harm our business, financial condition and results of operations.

Projects may be terminated suddenly, which may negatively impact our financial results.

Our projects generally center around decisions, disputes, proceedings or transactions in which clients are seeking expert advice and opinions. Our projects can terminate suddenly and without advance notice to us. Our clients may decide at any time to settle their disputes or proceedings, to abandon their transactions or to take other actions that result in the early termination of a project. Our clients are under no contractual obligation to continue using our services. If an engagement is terminated unexpectedly, or even upon the completion of a project, our professionals working on the engagement may be underutilized until we assign them to other projects. The termination or significant reduction in the scope of a single large engagement could negatively impact our results of operations.

Conflicts of interest could preclude us from accepting projects.

We provide our services primarily in connection with significant or complex decisions, disputes and regulatory proceedings that are usually adversarial or involve sensitive client information. Our engagement by a client may preclude us from accepting projects with our clients' competitors or adversaries because of conflicts of interest or other business reasons. As we increase the size of our operations, the number of conflict situations can be expected to increase. Moreover, in many industries in which we provide services, for example the petroleum industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek our services and increase the chances that we will be unable to accept new projects as a result of conflicts of interest. If we are unable to accept new assignments for any reason, our professional staff may become underutilized, which would adversely affect our revenues and results of operations in future periods.

Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our experts and the quality of our services on client projects.

Our ability to secure new projects depends heavily upon our reputation and the individual reputations of our experts. Any factor that diminishes our reputation or that of our experts could make it substantially more difficult for us to attract new projects and clients. Similarly, because we obtain many of our new projects from clients that we have worked with in the past or from referrals by those clients, any client that questions the quality of our work or that of our experts could seriously impair our ability to secure additional new projects and clients.

In litigation, we believe that there has been an increase in the frequency of challenges made by opposing parties to the qualifications of experts. In the event a court or other decision-maker determines that an expert is not qualified to serve as an expert witness in a particular matter, then this determination could harm the expert's reputation and ability to act as an expert in other engagements which could in turn harm our business reputation and our ability to obtain new engagements.

Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Our projects typically involve complex analysis and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. Many of our projects involve matters that could have a severe impact on a client's business, cause a client to gain or lose significant amounts of money or assist or prevent a client from pursuing desirable business opportunities. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant liabilities and damage our reputation. We carry professional liability insurance to cover most of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the amounts in controversy or the impact on a client may substantially exceed the limits of our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability. Litigation, regardless of the outcome, is often very costly, could result in distractions to our management and experts and could harm our business and our reputation.

Intense competition from economic, business and financial consulting firms could hurt our business.

The market for expert consulting services is intensely competitive, highly fragmented and subject to rapid change. Many of our competitors are national and international in scope and have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. We may be unable to compete successfully with our existing competitors or with any new competitors. There are relatively low barriers to entry, and we have faced and expect to continue to face additional competition from new entrants into the economic, business and financial consulting industries. In the litigation and regulatory expert services markets, we compete primarily with economic, business and financial consulting firms and individual academics. Expert services are also available from a variety of participants in the business consulting market, including general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms, small "niche" consulting companies and the internal professional resources of companies.

We are subject to additional risks associated with international operations.

We currently have operations in Argentina, Australia, Belgium, Canada, France, New Zealand, Spain, South Korea and the United Kingdom. In 2003, 9% of our revenues was attributable to activities outside of the United States, and in the nine months ended September 30, 2004, 12% of our revenues was attributable to activities outside of the United States. We may continue to expand internationally and our international revenues may account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including:

–>
greater difficulties in managing and staffing foreign operations;

–>
less stable political and economic environments;

–>
cultural differences that adversely affect utilization;

–>
currency fluctuations that adversely affect our financial position and operating results;

–>
unexpected changes in regulatory requirements, tariffs and other barriers;

–>
civil disturbances or other catastrophic events that reduce business activity; and

–>
greater difficulties in collecting accounts receivable.

The occurence of any one of these factors could have an adverse effect on our operating results.

Our disputes with Navigant Consulting, Inc. and National Economic Research Associates, Inc. could harm our business and financial results.

We have a dispute with Navigant Consulting, Inc. arising out of our management led buyout of certain of the assets and liabilities of LECG, Inc. from Navigant Consulting and LECG, Inc. In the management led buyout, we acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an asset purchase agreement with Navigant Consulting and LECG, Inc. dated September 29, 2000. Under the asset purchase agreement, up to $5.0 million of the purchase price was deferred contingent upon whether specific individuals listed on a schedule to the asset purchase agreement had an employment, consulting, contracting or other relationship with us on September 29, 2001.

Navigant Consulting contends that it is entitled to a payment of approximately $4.9 million plus interest with respect to the contingent purchase price amount. On several occasions before and after September 29, 2001, we notified Navigant Consulting that several of the individuals listed on the schedule to the asset purchase agreement did not have an employment, consulting, contracting or other relationship with us on September 29, 2001. If Navigant Consulting initiates legal proceedings against us, a decision against us could harm our financial results and financial position.

In June 2004, National Economic Research Associates, Inc., or NERA, and its parent company, Marsh & McLennan Companies, Inc., filed a complaint against us and one of our experts. This action arises out of our hiring of professionals in March 2004 who were formerly employed by NERA in the United States and Europe. The complaint alleges that during and after his employment with NERA, this expert violated contractual commitments and fiduciary duties to NERA. The complaint further alleges that we interfered with NERA's contractual relations and advantageous business relationship, misappropriated confidential business information and goodwill, and engaged in unfair and deceptive trade practices. The complaint asks for unspecified damages and disgorgement of wrongful gain, invalidation of an indemnification agreement provided to this expert by us and contains a demand for a jury trial. In August 2004, we served a motion to dismiss the complaint with respect to the breach of contract, tortious interference with contractual relations and the unfair and deceptive trade practices counts, which motion the parties are currently briefing. We also filed our answer to the complaint. A decision against us in this case could harm our financial results and financial position.

Our financial results could suffer if we are unable to retain certain experts whose options and restricted stock vesting was accelerated.

In December 2002, we accelerated the vesting of 846,792 stock options held by 45 experts and we accelerated the vesting of 1,025,679 shares of restricted stock held by 17 experts. These accelerated options and restricted shares are subject to a lock-up agreement under which the shares issuable upon exercise of the options and the restricted shares cannot be sold until such time as the options and restricted shares would have otherwise vested absent the acceleration. The acceleration of the vesting of such stock options and shares of restricted stock could make it more difficult for us to retain the services of experts holding them as such experts may have less incentive to continue their relationship with us. Furthermore, if an expert terminates employment prior to the time that such options or restricted stock would have vested, we would incur significant additional compensation expense for the period in which the expert left, in the amount of the fair market value of the options or stock at the time of acceleration minus the amounts previously expensed.

We operate as a publicly traded corporation rather than as a privately held limited liability company, which could make it more costly for us to operate our business.

Prior to November 13, 2003, we operated as a privately held limited liability company since the management buyout. Operating as a publicly traded C corporation imposes new costs and challenges on us. These include the preparation and filing of federal and state income tax returns and other tax filings, the filing of quarterly and annual reports with the SEC, the need for more expensive directors and officers liability insurance and the need for more services from our outside auditors in connection with periodic public filings and earnings announcements. In addition, we will need to invest more in the function of investor relations to communicate with investors and the general public.

RISKS RELATED TO THIS OFFERING

Our stock price has been and may continue to be volatile, and you may not be able to resell your shares at or above the public offering price.

The price of our common stock has fluctuated widely and may continue to do so, depending upon many factors, including but not limited to the risk factors listed above and the following:

–>
the limited trading volume of our common stock on the Nasdaq National Market;

–>
variations in our quarterly results of operations;

–>
the hiring or departure of key personnel, including experts;

–>
our ability to maintain high utilization of our professional staff;

–>
announcements by us or our competitors;

–>
the loss of significant clients;

–>
changes in our reputation or the reputations of our experts;

–>
acquisitions or strategic alliances involving us or our competitors;

–>
changes in the legal and regulatory environment affecting businesses to which we provide services;

–>
changes in estimates of our performance or recommendations by securities analysts;

–>
inability to meet quarterly or yearly estimates or targets of our performance; and

–>
market conditions in the industry and the economy as a whole.

After this offering, we will continue to be significantly influenced by our management and members of our board of directors, who will be able to influence significant corporate events.

After completion of this offering, our management, members of our board of directors and their affiliates will beneficially own approximately    % of our outstanding shares of common stock, or    % if the underwriter's over-allotment option is exercised in full. As a result, our management, directors and their affiliates will be able to significantly influence the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant transactions.

The issuance of preferred stock could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Our board of directors has the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may make it more difficult for a person to acquire a majority of our outstanding voting stock, and thereby delay or prevent a change in control of us, discourage bids for our common stock over the market price and adversely affect the market price and the relative voting and other rights of the holders of our common stock.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws contain provisions that could delay or prevent a change in control of our company. For example, our charter documents prohibit stockholder actions by written consent.

In addition, the provisions of Section 203 of Delaware General Corporate Law govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These and other provisions in our amended and restated certificate of incorporation, our bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

Disclosure regarding forward-looking statements

This prospectus, including the sections entitled "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" and "Business," may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include, but are not limited to, those listed under "Risk factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue" or the negative of these terms or other comparable terminology.

We may decide to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk factors" section of this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results or changed expectations.

Prior LLC status

From September 2000 to November 2003, we were treated for federal and state income tax purposes as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, our earnings during such period were taxed, with certain exceptions, for federal and certain state income tax purposes directly to our unitholders rather than to us.

Historically, because we were taxed as a partnership, we distributed to our unitholders an amount based on the balance of the federal and state income taxes estimated to be paid by unitholders related to our earnings. We made distributions of $200,000 to unitholders in 2001, $2.9 million to unitholders in 2002, $8.3 million to unitholders in 2003 and $4.2 million to unitholders in 2004 for their tax liabilities arising from 2002 and 2003. We do not anticipate making any additional payments to unitholders for past tax liabilities.

Use of proceeds

We will not receive any proceeds from the sale of any shares sold by the selling stockholders. If the underwriter exercises its over-allotment option, we may sell up to 250,000 shares of common stock. If we do sell, we will receive approximately $              million in net proceeds from the sale of these shares, assuming a public offering of $19.58 per share, after deducting the estimated underwriting discounts and commissions with respect to the shares sold by us and estimated offering expenses payable by us with respect to the shares sold by us and the selling stockholders. We intend to use our net proceeds from this offering, if any, for our general corporate purposes, including working capital.

Price range of common stock

Our common stock trades on the Nasdaq National Market under the symbol "XPRT." The following table sets forth the quarterly range of high and low closing prices per share of our common stock on the Nasdaq National Market for the periods indicated:

	High	Low

Year ended December 31, 2003
Fourth Quarter (since November 13, 2003)	$24.95	$20.38
Year ended December 31, 2004
First Quarter	$25.02	$18.56
Second Quarter	20.65	15.90
Third Quarter	18.48	15.44
Fourth Quarter (through November 9, 2004)	19.69	15.47

On November 9, 2004, the last reported sale price of our common stock as reported on the Nasdaq National Market was $19.58 per share. As of September 30, 2004, there were approximately 82 record holders of our common stock.

Dividend policy

We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. Our credit facility contains restrictions on our ability to pay cash dividends. Historically, because we were taxed as a partnership, we distributed to our unitholders an amount equal to the balance of the federal and state income taxes estimated to be paid by unitholders related to our earnings.

Capitalization

The following table sets forth our capitalization as of September 30, 2004. You should read the capitalization table together with the sections of this prospectus entitled "Selected financial data" and "Management's discussion and analysis of financial condition and results of operations" and with our financial statements and related notes beginning on page F-1.

As of September 30, 2004

(in thousands)
Cash and cash equivalents	$24,142

Stockholders' equity:
Common stock, $0.001 per share par value, 200,000,000 shares authorized, 22,439,134 shares issued and outstanding	22
Additional paid-in capital	119,751
Deferred equity compensation	(1,727)
Accumulated other comprehensive income	465
Retained earnings	24,586

Total stockholders' equity	143,097

Total capitalization	$143,097

In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and arrangements:

–>
6,092,198 shares issuable upon exercise of outstanding options as of September 30, 2004 under our 2000 Incentive Plan and our 2003 Stock Option Plan at a weighted average exercise price of $15.02 per share;

–>
383,275 shares available for future grant or issuance as of September 30, 2004 under our 2003 Stock Option Plan; and

–>
873,229 shares available for future grant or issuance as of September 30, 2004 under our 2003 Employee Stock Purchase Plan.

Selected financial data

You should read the following selected financial and operating data together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus.

We derived the consolidated statements of operations data:

–>
for each of the three years in the period ended December 31, 2003 set forth below from our audited financial statements set forth elsewhere in this prospectus;

–>
for the year ended December 31, 1999, the period from January 1, 2000 to September 28, 2000 and the period from September 29, 2000 to December 31, 2000 from our audited financial statements not included in this prospectus; and

–>
for the nine months ended September 30, 2003 and 2004 from our unaudited consolidated financial statements set forth elsewhere in this prospectus. In management's opinion, these unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information for the periods presented.

Reference to "Our Predecessor" is to LECG, Inc. prior to September 29, 2000, the effective date of the management buyout of our business from Navigant Consulting.

	Our Predecessor(3)				LECG(3)
			LECG Sep. 29, 2000 to Dec. 31, 2000		Year ended December 31,			Nine months ended September 30,
	Year ended Dec. 31, 1999	Jan. 1, 2000 to Sep. 28, 2000		Pro forma(1) Year ended Dec. 31, 2000
Consolidated statements of operations data
					2001	2002	2003	2003	2004

	(in thousands)
Revenues	$74,539	$54,517	$19,489	$74,006	$100,735	$133,704	$165,594	$121,783	$152,847
Cost of services:
Compensation and project costs	49,909	39,432	18,999	58,431	69,032	90,083	110,634	81,725	101,121
Equity-based compensation expense (income)	—	—	344	344	6,735	16,645	1,754	398	(73)

Total cost of services	49,909	39,432	19,343	58,775	75,767	106,728	112,388	82,123	101,048

Gross profit	24,630	15,085	146	15,231	24,968	26,976	53,206	39,660	51,799
Costs of postponed equity offering	—	—	—	—	—	3,500	—	—	—
Operating expenses	15,976	12,892	6,542	19,434	30,755	32,651	34,093	25,589	31,682

Operating income (loss)	8,654	2,193	(6,396)	(4,203)	(5,787)	(9,175)	19,113	14,071	20,117
Interest income	95	20	118	138	125	42	103	30	251
Interest (expense)	—	—	(641)	(641)	(2,372)	(3,188)	(2,620)	(1,942)	(183)
Other income (expense), net	81	—	(1)	(1)	(384)	257	466	146	(27)

Income (loss) before provision for income taxes	8,830	2,213	(6,920)	(4,707)	(8,418)	(12,064)	17,062	12,305	20,158
Income tax provision (benefit)	3,744	878	—	878	—	—	(9,613)	—	8,184

Net income (loss)	5,086	1,335	(6,920)	(5,585)	(8,418)	(12,064)	26,675	12,305	11,974
Accrued preferred dividends and accretion of preferred units	—	—	755	755	3,251	3,692	7,712	3,135	—

Net income (loss) available to common shares	$5,086	$1,335	$(7,675)	$(6,340)	$(11,669)	$(15,756)	$18,963	$9,170	$11,974

	Our Predecessor(3)			LECG(3)
			LECG Sep. 29, 2000 to Dec. 31, 2000	Year ended December 31,			Nine months ended September 30,
	Year ended Dec. 31, 1999	Jan. 1, 2000 to Sep. 28, 2000
Consolidated statements of operations data
				2001	2002	2003	2003	2004

	(shares in thousands)
Net income (loss) per share:
Basic			$(0.74)	$(1.11)	$(1.41)	$1.39	$0.73	$0.55
Diluted			$(0.74)	$(1.11)	$(1.41)	$1.17	$0.61	$0.51
Shares used in calculating net income (loss) per share:
Basic			10,370	10,478	11,169	13,674	12,492	21,725
Diluted			10,370	10,478	11,169	16,261	15,034	23,333

		LECG(3)
	Our Predecessor(3)
		As of December 31,
	As of December 31, 1999					As of September 30, 2004
Consolidated balance sheet data		2000	2001	2002	2003

	(in thousands)
Cash and cash equivalents	$—	$7,460	$3,086	$2,576	$67,177	$24,142
Total assets	32,188	66,349	65,306	75,696	163,142	197,084
Total long-term debt	—	18,000	13,800	15,050	—	—
Total Redeemable Class A preferred units	—	25,132	29,231	33,000	—	—
Total net assets(1)	11,954
Total stockholders' equity		(1,307)	(6,766)	(8,632)	123,987	143,097

(1)
The pro forma information for the year ended December 31, 2000 has been prepared by adding the amounts in each line item in the consolidated statement of operations for the period from January 1, 2000 through September 28, 2000 of LECG, Inc., with the corresponding amounts for such line item in the consolidated statement of operations for the period from September 29, 2000 through December 31, 2000 of LECG Holding Company, LLC. The pro forma results are provided for comparative purposes only and do not purport to indicate the results of operations that would have occurred if the management buyout had taken place on January 1, 2000.

(2)
Represents the net assets of our predecessor operated as a wholly owned subsidiary of Navigant Consulting.

(3)
The historical financial results and assets and liabilities contained in our predecessor financial statements prior to the management buyout on September 29, 2000 may not be comparable with our financial results and assets and liabilities since September 29, 2000. As of September 29, 2000, our assets and liabilities were revalued to their estimated fair values, which resulted in an increase to property and equipment of $2.3 million and the recording of goodwill of $25.4 million. As a result, additional depreciation and goodwill amortization is included in the periods after September 29, 2000 as follows: $1.4 million, $5.6 million, $0.5 million, $0.4 million, $0.4 million and $0.4 million in the period from September 29, 2000 to December 31, 2000, the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively.

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including but not limited to those set forth under "Risk factors" and elsewhere in this prospectus.

OVERVIEW

We provide expert services. Our highly credentialed experts and professional staff address complex, unstructured business and public policy problems. We deliver independent expert testimony and original authoritative studies in both adversarial and non-adversarial environments. We conduct economic, financial and statistical analyses to provide objective opinions and strategic advice to legislative, judicial, regulatory and business decision makers. Our experts are renowned academics, former high-level government officials, experienced industry leaders, technical analysts and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff.

Historical background

We have provided expert services since 1988, initially operating our business as a corporation under the name "The Law and Economics Consulting Group, Inc." This entity was formed to provide expert services. In 1997, we completed an initial public offering of our common stock under the name "LECG, Inc." These shares were listed on the New York Stock Exchange under the symbol "XPT." During the next nine months, we continued to perform expert services as a stand alone company. In 1998, we were acquired by The Metzler Group, Inc., which changed its name to Navigant Consulting, Inc. We operated as a wholly owned subsidiary of Navigant Consulting under the name "LECG, Inc." until September 28, 2000.

On September 29, 2000, 35 of our experts, including four of our founding experts, with equity sponsorship led by affiliates of Thoma Cressey Equity Partners, executed a management buyout of substantially all of the assets and certain of the liabilities of LECG, Inc. for a purchase price of approximately $44.3 million. The entity that operated our business from that date until completion of our initial public offering was LECG, LLC, a limited liability company and wholly owned subsidiary of LECG Holding Company, LLC.

Initial public offering

On November 13, 2003, we completed our initial public offering in which we issued 8,625,000 shares of our common stock at $17.00 per share and received net proceeds of $134.1 million. In connection with this offering:

–>
holders of common units of LECG Holding Company, LLC became holders of shares of common stock of LECG Corporation, a Delaware C corporation;

–>
such holders received $14.1 million in previously taxed but undistributed earnings of LECG Holding Company, LLC retained during the period beginning September 29, 2000 and ending November 13, 2003, and approximately $1.3 million to cover their additional income tax liabilities for 2003; and

–>
we redeemed all of the outstanding Redeemable Class A preferred units of LECG Holding Company, LLC for approximately $40.7 million, which was equal to their original issuance price plus cumulative dividends that had accrued through the date of our initial public offering at a rate of 8% per annum, compounded quarterly.

2004 acquisitions and recruitment of experts

An important element of our growth strategy is the hiring of additional experts. Such hiring is designed to deepen our existing service offerings and to add new experts and related professional staff to new and existing practice areas. While recruiting and hiring of experts occurs on a regular basis, we have added several large groups of experts and related professional staff in the United States, Canada and Europe in the first nine months of 2004.

In August 2004, we acquired all of the outstanding shares of Silicon Valley Expert Witness Group, Inc., a firm specializing in complex technologies and intellectual property disputes, with a network of over 400 affiliated scientific and engineering experts. The purchase price of $9.0 million was comprised of $5.0 million paid in cash at closing, the issuance of 56,850 unregistered shares of our common stock with a fair market value of $958,000, and $3.0 million of additional payments to be made no later than 2009. The purchase price was allocated as follows: $7.7 million was allocated to goodwill, $100,000 was allocated to contract rights (10-month amortization) and $1.2 million was allocated primarily to net current assets, property and equipment. In addition, if specified revenue and operating margin targets are achieved, we will make additional payments of up to $3.0 million over a five-year period. Additional goodwill will be recorded in subsequent years if the performance targets are met.

In March 2004, we acquired the business (including certain assets and liabilities, five experts who were equity owners, and professional staff) of Economic Analysis, LLC, a company providing expert services involving complex business litigation and regulatory matters. The purchase price was comprised of $15.4 million paid in cash, and the issuance of 50,891 unregistered shares of our common stock with a fair market value of $1.0 million, of which $15.0 million was allocated to goodwill, $900,000 was allocated to contract rights (12-month amortization) and $500,000 was allocated primarily to property and equipment and other assets. In addition, if specified revenue and profitability targets are achieved, we will make additional payments of up to $2.6 million per year for three years and additional payments of up to $2.0 million if certain revenue targets are met. Additional goodwill will be recorded in subsequent years, if the performance targets are met.

In March 2004, we acquired the business (including certain assets and liabilities, five experts, four of whom were equity owners and professional staff) of Low Rosen Taylor Soriano, an expert services firm located in Toronto, Canada, providing expert services in the areas of business valuation and damages quantification. The purchase price was $3.8 million paid in cash, of which $3.1 million was allocated to goodwill, $145,000 was allocated to contract rights (12-month amortization) and $570,000 was allocated primarily to property and equipment and other assets. In addition, if specified profitability targets are achieved, we will make additional payments of up to $4.2 million over a four-year period. As a result of achieving certain profitability targets through September 30, 2004, we recorded additional goodwill of $245,000 as of September 30, 2004. Additional goodwill will be recorded in subsequent years if the performance targets are met.

In 2004, we hired experts and other professional staff in connection with the opening of three new offices in Europe as well as experts and staff in the United States. In connection with our hiring efforts for the nine months ended September 30, 2004, we paid $16.4 million in signing bonuses and have agreed to pay additional signing bonuses of $2.3 million, which will be paid in the fourth quarter of 2004 and first quarter of 2005. Such amounts will be amortized over periods ranging from five to seven years. In addition, we have agreed to pay performance bonuses of up to $5.7 million per year in 2006 and 2007 and $500,000 per year in 2005 to 2008, provided certain revenue and gross margin targets are achieved. If paid, the bonuses would be subject to amortization over a seven-year period.

Operations

Historically, we have derived our revenues almost exclusively from professional service fees that are billed at standard hourly rates on a time and expense basis. Revenues related to these services are recognized when the earnings process is complete and collectability is reasonably assured. We also offer services related to large environmental claims for which our fee includes a significant performance-based component. Due to the uncertainty regarding the amount and timing of performance-based compensation, revenues from this service offering are recognized in the period when the earnings process is complete, generally when we have received payment for the services we have performed under the contract. These performance-based expert fees have ranged from 0% to 11% of our quarterly total revenues. For the nine months ended September 30, 2004, performance-based expert fees comprised approximately 2% of our revenues.

Revenues are comprised of:

–>
Fees for the services of our professional staff;

–>
Fees for the services of our experts;

–>
Performance-based expert fees relating to environmental claims; and

–>
Amounts we charge for services provided by others and reimbursable by clients, including travel, document reproduction, messenger services and other costs.

The following table summarizes our revenues from these sources by quarter for the last 8 quarters (in thousands).

	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004
Expert and professional staff revenues	$33,140	$35,331	$37,076	$39,848	$37,199	$41,100	$49,167	$51,826
Performance-based expert revenues	3,465	1,990	2,146	—	4,856	315	1,492	1,780
Reimbursable expenses	1,487	1,479	2,210	1,703	1,756	1,695	3,012	2,460

Revenues	$38,092	$38,800	$41,432	$41,551	$43,811	$43,110	$53,671	$56,066

Compensation and project costs are comprised of:

–>
Salary, bonuses, taxes and benefits of all professional staff and a limited number of experts;

–>
Compensation to experts based on a percentage of their individual professional fees;

–>
Compensation to experts based on specified revenue and gross margin performance targets;

–>
Fees paid or payable to experts as project origination fees;

–>
Costs that are reimbursable by clients, including travel, document reproduction, messenger services and other costs; and

–>
Signing bonuses, including amortization expense associated with signing bonuses subject to vesting over time.

Hourly fees charged by the professional staff that supports our experts, rather than the hourly fees charged by our experts, generate a majority of our gross profit. Under our business model, most of our experts are compensated based on a percentage of their billings ranging from 30% to 100%, averaging approximately 76% of their individual billings on particular projects. Experts are paid when we have received payment from our clients. Any outstanding advances previously paid to experts are deducted from such payments.

Because of the manner in which we pay our experts, our gross profit is significantly dependent on the margin on our professional staff services. The number of professional staff assigned to a project will vary depending on the size, nature and duration of each engagement. We manage our personnel costs by monitoring engagement requirements and utilization of the professional staff. As an inducement to encourage experts to utilize our professional staff, experts generally receive project origination fees. These fees are based primarily on a percentage of the collected professional staff fees. Historically, these fees have averaged 13% of professional staff revenues. Experts are required, with some exceptions approved by us, to use our professional staff unless the skills required to perform the work are not available through us. In these instances we engage outside individual or firm-based consultants, who are typically compensated on an hourly basis. Both the revenue and the cost resulting from the services provided by these outside consultants are recognized in the period in which the services are performed. Such services constitute a small portion of our revenue and cost.

Hiring of additional experts sometimes involves the payment of cash signing bonuses. Signing bonuses are generally amortized over the term defined in the employment agreement for the period during which they could be recovered from the employee if he or she were to leave us prior to a specified date. Most of our agreements allow us to recover signing bonuses over periods generally ranging from two to seven years.

CRITICAL ACCOUNTING POLICIES

Revenue recognition

Revenues include all amounts earned that are billed or billable, including reimbursable expenses, and have been reduced for amounts related to work performed that are estimated to be uncollectible. Expert revenues consist of revenues generated by experts who are our employees and revenues generated by experts who are independent contractors. There is no operating, business or other substantive distinction between our employee experts and our exclusive independent contractor experts.

Revenues primarily arise from time and material contracts, which are recognized in the period the services are performed. We also enter into certain performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete and we have recieved payment for the services we performed under the contract. Revenues are also generated from fixed price contracts, which are recognized as the agreed upon services are performed. Such fixed price contract revenues are not a material component of total revenues.

Equity-based compensation

We have recorded equity-based compensation expense in connection with the vesting of some of our common stock option grants and restricted common stock sales. We have granted options to employee experts and, to a lesser extent, to professional staff. Equity-based compensation expense for options granted to employees is determined under fixed plan accounting, which requires us to record expense when the exercise price of the options granted is less than the estimated fair value of the underlying stock on the date of grant. This amount is included as a component of stockholders' equity and is amortized on a straight-line basis by charges to earnings over the vesting period of the options.

Historically, we also granted options to certain independent contractor experts, which were accounted for under variable plan accounting. Under variable plan accounting, equity-based compensation expense is calculated for each accounting period based on the fair value of the options as determined by the Black-Scholes option-pricing model, which requires an estimate of the fair value of our underlying stock. As a result, increases in the estimated fair value of our stock increased equity-based compensation expense with respect to options accounted for under this method.

At the time of the management buyout, we sold restricted common stock to experts and management. These restricted shares were subject to a right of repurchase that lapses over time. Similar to stock options, the method for determining equity-based compensation expense for restricted common stock is dependent on the employment status of the individual who purchased the restricted common stock. For restricted stock sold to independent contractors, variable plan accounting applies and equity-based compensation expense is calculated quarterly for unvested shares as our right of repurchase lapses. For employees, the difference between the purchase price and the estimated fair value of our stock on the date of purchase is included as a component of stockholders' equity and is amortized on a straight-line basis over the period in which we have a right to repurchase the restricted stock.

In December 2002, we accelerated the vesting of certain options and restricted shares, including those issued to independent contractors, whose equity interests had generated a significant portion of the historical equity-based compensation expense discussed above. We accelerated the vesting of these stock options and restricted shares because (i) we had incurred material equity-based compensation expense primarily due to variable accounting for options and restricted stock subject to vesting that were issued to independent contractors, (ii) the uncertainty of the timing of equity-based compensation expense to be incurred in future periods, and (iii) the likelihood that such amounts could continue to be material to our financial statements and could significantly impact our ability to raise future financing. In conjunction with the decision to accelerate the vesting of certain options and restricted stock, holders entered into lock-up agreements that prohibited the sale of such restricted shares and the shares issuable upon exercise of such options until such time as the options and restricted shares would have otherwise vested absent the acceleration. Such acceleration resulted in a total equity-based compensation expense of $8.0 million in the three months ended December 31, 2002. Such acceleration substantially reduced equity-based compensation expense in 2003, and is expected to continue to reduce equity-based compensation in future periods related to options and restricted stock granted prior to December 31, 2002.

Had different assumptions or criteria been used to determine the estimated fair value of the common stock, materially different amounts of equity-based compensation could have been reported.

Provision for income taxes

From September 29, 2000 to November 13, 2003, we operated as a limited liability company and were taxed as a partnership. Accordingly, we paid no significant income taxes on our own behalf during that period and there is no provision for income tax during the periods from September 29, 2000 to November 13, 2003 in our consolidated financial statements.

In connection with our November 2003 initial public offering, we became a C corporation subject to federal and state income taxes. We account for income taxes in accordance with SFAS 109 Accounting for Income Taxes, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. In accordance with SFAS 109, a valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Significant management judgment is required in determining if it is more likely than not that we will be able to utilize the potential tax benefit represented by our deferred tax assets. Consideration is given to evidence such as the history of prior year taxable income, expiration periods for net operating losses and our projections.

Our results for the quarter and year ended December 31, 2003 include an income tax benefit of $9.6 million. As a result of our conversion from a nontaxable limited liability corporation to a taxable C corporation as of our November 13, 2003 initial public offering, and in accordance with Statement of Financial Accounting Standards No. 109, we established the beginning balances in our deferred tax assets and liabilities. Our net deferred tax assets were comprised primarily of certain expert fees and equity-based compensation amounts that were previously expensed for financial reporting purposes, but were not yet deducted for income tax purposes. Such amounts were required to be recognized through the income tax provision in the period of the change in our tax status. Based upon our 2003 results, current estimates of 2004 and future results and completion of the 2003 limited liability company income tax return, we determined that it was more likely than not that we would realize the benefit of these deferred tax assets and, accordingly, a valuation allowance was not considered necessary. Our effective tax rate is determined based on estimated worldwide pre-tax income, permanent differences and credits, and reviewed quarterly to determine if actual results require modifying the effective tax rate. We expect that our 2004 effective income tax rate will be the combined federal and state statutory rate of approximately 40.6%.

Goodwill and identifiable intangibles

Goodwill was recorded at the time of the management buyout in September 2000. Additional goodwill and identifiable intangibles were recorded related to acquisitions made through September 30, 2004. We determined that we have one reporting unit based on the similarity of operations throughout our individual offices. Business acquisitions have been integrated within the structure of the organization and all the individual offices share similar economic characteristics and do not represent separate reporting units. We assess the impairment of goodwill at least annually, and whenever events or significant changes in circumstance indicate that the carrying value may not be recoverable. Factors that we consider important in determining whether to perform an impairment review include significant underperformance relative to forecasted operating results and significant negative industry or economic trends. If we determine that the carrying value of goodwill may not be recoverable, then we will assess impairment based on a projection of undiscounted future cash flows and measure the amount of impairment based on fair value.

We use a discounted cash flow model derived from internal budgets in assessing fair values for our goodwill impairment testing. Factors that could change the result of our goodwill impairment test include, but are not limited to, different assumptions used to forecast future revenues, expenses, capital expenditures and working capital requirements used in our cash flow models. In addition, selection of a risk-adjusted discount rate on the estimated undiscounted cash flows is susceptible to future changes in market conditions, and when unfavorable, can adversely affect our original estimates of fair values. At December 31, 2002 and 2003, we concluded that there was no impairment in our goodwill.

For the 2004 annual impairment test, we have used the quoted market price of LECG's common stock and compared our fair value to our book value. Based on the results of our test peformed as of October 1, 2004, we concluded that goodwill was not impaired.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives. Intangible assets consist principally of customer-related intangibles and are generally amortized over 10 to 18 months.

We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As part of our assessment, we review the discounted expected future cash flows to be generated by the assets. At December 31, 2002 and 2003 and September 30, 2004, we concluded that there was no impairment in our intangible assets.

RESULTS OF OPERATIONS

Comparability of financial statements

The following items impact the comparability of our financial results for the nine months ended September 30, 2004 as compared to the same period in 2003.

–>
Prior to November 13, 2003, no income taxes were recorded or paid at the corporate level. In prior periods we operated as a limited liability company and taxes were paid at the individual stockholder level not by us.

–>
Prior to November 13, 2003, we incurred preferred stock accretion and dividends in conjunction with our outstanding preferred units. Those preferred units were redeemed in full in connection with our initial public offering; however, they impacted the calculation of earnings per share.

–>
Basic and diluted earnings per share for the nine months ended September 30, 2004 include the impact of 8,625,000 shares sold in our initial public offering on November 13, 2003.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

Revenues

Revenues for the nine months ended September 30, 2004 increased $31.0 million, or 26%, to $152.9 million from $121.8 million for the same period in 2003. This increase included $29.8 million, or 27% increase, in expert and professional staff revenues, excluding performance-based services. The increase in expert and professional staff revenues resulted from a 17% increase in the number of expert and professional staff billable hours, in addition to a 10% increase in the average hourly billing rate due to rate increases and changes in the expert and professional staff mix. Underlying this growth is the addition of 68 experts and 78 professional staff members since September 30, 2003 as a result of our recruitment efforts, acquisitions of the businesses of the Center for Forensic Economic Studies in August 2003, Low Rosen Taylor Soriano and Economic Analysis, LLC in March 2004, and Silicon Valley Expert Witness Group, Inc. in August 2004, and our European expansion. Our international operations contributed $7.6 million to the overall growth in revenues for the nine months ended September 30, 2004 and revenues from our international operations represent 12% of total revenue as compared to 9% for the same period in 2003. This increase was partially offset by a decrease in expert revenues from our performance-based services of $549,000, or a 13% decrease, to $3.6 million from $4.1 million for the same period in 2003.

Cost of services

–>
Compensation and project costs.    Compensation and project costs in the nine months ended September 30, 2004 increased $19.4 million, or 24%, to $101.1 million from $81.7 million for the same period in 2003. Expert and professional staff compensation increased $15.5 million as we added 68 experts since September 30, 2003, 59 of which were added in the nine months ended September 30, 2004, and 78 professional staff since September 30, 2003. Our growth in revenues contributed to the increase in expert compensation, as a majority of our experts are paid a percentage of their own billings plus a percentage of professional staff billings. Due to increases in base salaries in 2004, and to align bonus compensation with our performance for 2004 based on lower 2004 utilization rates and the impact on profitability from our investment in new hires, we reduced bonus compensation for professional staff by $1.3 million. Also contributing to the increase in cost of services is the amortization of signing bonuses of $2.9 million for the nine months ended

  September 30, 2004, representing an increase of $1.7 million from $1.2 million for the same period of 2003 as a consequence of our successful recruiting efforts. Compensation and project costs also include project origination fees of $9.8 million for the nine months ended September 30, 2004. Project origination fees increased $1.7 million over the same period of 2003, consistent with the growth in revenues.

–>
Equity-based compensation.    Equity-based compensation in the nine months ended September 30, 2004 contributed $73,000 to gross margin due primarily to the associated variable accounting effect of certain restricted shares and options subject to performance based vesting combined with lower prices for our stock in 2004 as compared to December 31, 2003. The primary source of our variable accounting benefit in 2004 has been restricted shares subject to a non-recourse note. The note was repaid in May 2004, thereby eliminating the impact of variable accounting resulting from these restricted shares in the future. Offsetting the benefit of shares and options subject to variable accounting is approximately $464,000 of amortization expense associated with options and restricted stock issued with exercise prices less than the fair market value on the grant. Such options and restricted stock were issued to employees prior to our IPO in November 2003.

Operating expenses

Operating expenses in the nine months ended September 30, 2004 increased $6.1 million, or 24%, to $31.7 million from $25.6 million for the same period of 2003. The increase was due in part to increases in administrative and support personnel and related payroll costs of $1.8 million. Operating expenses for the nine months ended September 30, 2004 include a reduction in bonus compensation of $722,000, as compared to the same period in 2003, to reflect increases in base salaries in 2004 and to align bonus compensation with our performance for 2004. Corresponding personnel costs, and recruiting fees in connection with hiring experts and professional staff, increased $1.2 million, due in part to our successful recruiting efforts in the nine months ended September 30, 2004. We anticipate we will continue to incur fees for recruiting as we pursue our growth strategy of attracting high-level experts and professional staff. Also contributing to the increase in operating expenses is an increase in facilities costs of $1.7 million in connection with the expansion of existing offices and the opening of six new offices since September 30, 2003. The use of outside professional services increased by $1.5 million over the same period in 2003 resulting from increased legal, accounting and tax consulting fees, which were due in part to start up services performed for our European operations, the NERA litigation, general corporate matters and costs associated with our public company status including our Sarbanes-Oxley compliance effort and tax consulting and compliance services. Contributing to the overall increase in operating expenses was an increase of $626,000 for computer related and supplies costs due to the increased workforce and administrative related activity. Marketing and related costs increased $561,000 as the result of increased business development efforts. Insurance and other costs increased $894,000 due in part to our status as a public company and increased property taxes associated with our expansion.

Interest expense

Interest expense decreased $1.8 million to $182,000 in the nine months ended September 30, 2004 from $1.9 million for the same period in 2003. The decrease was due to the absence of outstanding borrowings on both the revolving credit facility and the term loan throughout the first nine months of 2004 as the result of repaying the outstanding balances in mid-November 2003. Interest expense is comprised primarily of amortization of fees paid in connection with our credit facility.

Provision for income taxes

From September 29, 2000 to November 13, 2003, we operated as a limited liability company and were taxed as a partnership. Accordingly, we paid no significant income taxes on our own behalf during that period and there is no provision for income tax during the periods from September 29, 2000 to November 13, 2003 in our consolidated financial statements.

In connection with our initial public offering, we became a C corporation subject to federal and state income taxes. We account for income taxes in accordance with SFAS 109 Accounting for Income Taxes. We estimate that our annual effective tax rate for 2004 will be approximately 40.6%, and have recognized income tax expense of $8.2 million for the nine months ended September 30, 2004. We are entitled to a deduction for federal and state income taxes when non-qualified stock options are exercised. We have recognized a reduction of current taxes payable of $2.7 million for options exercised in the nine months ended September 30, 2004 and have reduced deferred tax assets and increased additional paid in capital by $1.0 million and $1.7 million, respectively.

Accrued preferred dividends and accretion of preferred units

In 2004, we no longer had an obligation to pay or accrue preferred Class A dividends or recognize accretion on preferred shares as a consequence of having redeemed all outstanding shares of our preferred Class A stock in November 2003. In the nine months ended September 30, 2003, we accrued preferred dividends and accretion of $3.1 million, thereby reducing net income available to common stockholders.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues

Revenues in 2003 increased $31.9 million, or 24%, to $165.6 million from $133.7 million in 2002. This increase included a $24.8 million, or 20%, increase in expert and professional staff revenues, excluding performance-based services. The increase in expert and professional staff revenues resulted from a 10% increase in the number of expert and professional staff billable hours (which includes the impact of the August 2003 acquisition of CFES), in addition to a 10% increase in the average hourly billing rate due to rate increases and changes in the expert and staff mix. In addition, expert revenues from our performance-based services increased $5.4 million to $9.1 million in 2003 from $3.7 million in 2002.

Cost of services

–>
Compensation and project costs.    Compensation and project costs in 2003 increased $20.5 million, or 23%, to $110.6 million from $90.1 million. Compensation and project costs increased primarily as a result of our growth in revenues because experts are paid a percentage of their own billings plus a percentage of professional staff billings. In addition, average expert and professional staff headcount for the year increased by 68 people to 486 in 2003 from 418 in 2002. Compensation and project costs include project origination fees of $10.8 million, an increase of $500,000, or 5%, over 2002.

–>
Equity-based compensation.    Equity-based compensation in 2003 decreased $14.8 million to $1.8 million from $16.6 million in 2002. The decrease reflects the effect of the accelerated vesting of certain options and restricted stock in the fourth quarter of 2002 that had generated a significant portion of equity-based compensation prior to the acceleration of vesting. Contributing to the $1.8 million of equity-based compensation in 2003 was $585,000 resulting from accelerating the vesting, pursuant to their terms, of certain options issued in 2001 to David J. Teece, Chairman, and David P. Kaplan, President, and $582,000 resulting from restricted stock subject to variable accounting, $477,000 of which was recognized in the fourth quarter of 2003.

Operating expenses

Operating expenses in 2003 increased $1.4 million, or 4%, to $34.1 million from $32.7 million in 2002. The increase was due in part to increases in administrative personnel and related payroll costs of $2.1 million, facilities costs increases of $280,000 for additional office space occupied by the increased workforce, and depreciation and amortization cost increases of $203,000, as we expanded our infrastructure to accommodate existing and newly hired experts and professional staff. In addition, amortization of intangible assets increased $861,000 to $1.9 million in 2003 from $995,000 in 2002, due to intangible assets acquired in the July 2002 and August 2003 acquisitions. Intangible assets of $1.8 million acquired in 2002 were fully amortized as of December 31, 2003.

Costs of postponed equity offering

Costs of $3.5 million in 2002 consisted primarily of accounting, audit, legal, printing fees and other related costs incurred related to our plans to undertake an initial public offering. Total offering costs incurred of $2.2 million resulting from the November 2003 initial public offering were offset against the proceeds from the offering and accounted for as an adjustment to shareholders' equity.

Interest expense

Interest expense in 2003 decreased $568,000, or 18%, to $2.6 million from $3.2 million in 2002. The decrease, due to the repayment of our revolving line of credit and term loan in November 2003 and lower variable interest rates in 2003, was partially offset by higher loan balances throughout most of 2003.

Income tax benefit

As a result of our conversion from an LLC to a C corporation on November 13, 2003, deferred tax assets of $10.1 million were recognized in the fourth quarter of 2003. We believe it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred assets. Accordingly, we recognized a tax benefit of $10.1 million, offset by a $500,000 provision for foreign income taxes for the period beginning November 13, 2003 to December 31, 2003. We expect that our 2004 effective income tax rate will be the combined federal and state statutory rate of approximately 40.6%.

Accrued preferred dividends and accretion of preferred units

Accrued preferred dividends and accretion of preferred units in 2003 increased $4.0 million to $7.7 million from $3.7 million in 2002. As a result of our initial public offering, the preferred units were redeemed in November 2003. Consequently, $4.2 million of preferred accretion representing the remaining difference between the redemption value and the carrying value of the preferred units was recognized as a reduction of net income attributable to common shares. As a result of the full redemption of the preferred units in 2003, there will be no accrued dividends or accretion reducing net income attributable to common stockholders in 2004.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues

Revenues in 2002 increased $33.0 million, or 33%, to $133.7 million from $100.7 million in 2001. This increase included a $28.1 million, or 29%, increase in expert and professional staff revenues, excluding performance-based revenues. The increase in expert and professional staff revenues resulted from a 19% increase in the number of expert and professional staff billable hours, in addition to a 23% increase in the average hourly billing rate due to rate increases and changes in the expert and staff mix. Performance-based services, primarily resulting from our acquisition in May 2002, were $3.7 million for the year.

Cost of services

–>
Compensation and project costs. Compensation and project costs in 2002 increased $21.1 million, or 30%, to $90.1 million from $69.0 million in 2001 due to our growth in revenues and an increase in average professional staff headcount and increases in compensation. Average expert and professional headcount increased by 107 to 418 in 2002 from 311 in 2001. These costs include project origination fees that in 2002 increased $2.0 million, or 23%, to $10.3 million from $8.3 million in 2001 due to increased professional staff revenue.

–>
Equity-based compensation. Equity-based compensation in 2002 increased $9.9 million, or 147%, to $16.6 million from $6.7 million in 2001. The increase in expense reflects an increase in the number of individuals holding equity investments in us, an increase in the number of vested equity instruments and an increase in the estimated per share value of our equity instruments. In December 2002, our board of directors accelerated the vesting for certain holders of options and restricted shares, including those issued to independent contractors, whose equity interests had generated a significant portion of the historical equity-based compensation expense. Such acceleration was included in a total equity-based compensation expense of $8.0 million in the three months ended December 31, 2002.

Operating expenses

Operating expenses in 2002 increased $1.9 million, or 6%, to $32.7 million from $30.8 million in 2001. Administrative payroll costs increased $2.5 million, or 31%, due to an increase in administrative personnel from 126 to 154. Facilities costs increased $2.2 million, or 36%, due to the opening of 8 new offices. Outside services increased $1.3 million due primarily to an increase in audit, tax and legal services related to our continuing accounting efforts in 2002 associated with our management buyout from Navigant Consulting, Inc., which occurred in September 2000. While we anticipate that we will incur additional costs associated with being a public company, we believe that a significant portion of the $1.3 million increase in outside services costs that we experienced in 2002 is non-recurring. Amortization of goodwill, which was $5.5 million in 2001, ceased in 2002 as a result of the adoption of SFAS 142. Computer related expenses decreased $531,000, or 32%, due to the cost of implementing an expanded information services infrastructure in the prior year. Personnel costs decreased $244,000 from 2001 primarily due to a drop in the cost of recruiting administrative personnel.

Costs of postponed equity offering

Costs of $3.5 million in 2002 consisted primarily of accounting, audit, legal, printing fees and other related costs incurred in connection with our plans to undertake an initial public offering. We commenced the process in March 2002 and incurred significant costs in the second, third and fourth quarters of 2002. Because we postponed the initial public offering in December 2002, all costs were expensed in the period incurred.

Interest expense

Interest expense increased $816,000, or 34%, to $3.2 million in 2002 from $2.4 million in 2001. This was due primarily to increased debt levels to finance additional working capital needed to support the growing revenue base, coupled with higher interest rates on our debt facilities imposed by the banks in exchange for an expanded credit line.

Accrued preferred dividends and accretion of preferred units

Accrued preferred dividends and accretion of preferred units increased $441,000, or 14%, to $3.7 million in 2002 from $3.3 million in 2001. This increase is due to the compounding of the accrual of preferred dividends and accretion of preferred units.

Quarterly results of operations

The following table sets forth selected unaudited quarterly operating information for each of the seven quarters during the period from January 1, 2003 to September 30, 2004. This information has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and includes all normal recurring adjustments necessary for the fair presentation of the information for the periods presented. Our future operating results are difficult to predict and may vary significantly. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Three months ended
Consolidated statements of operations data	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004

	(in thousands)
Revenues	$38,800	$41,432	$41,551	$43,811	$43,110	$53,671	$56,066
Cost of services:
Compensation and project costs	26,211	28,385	27,129	28,909	28,497	35,775	36,849
Equity-based compensation	62	107	229	1,356	(171)	53	151

Total cost of services	26,273	28,492	27,358	30,265	28,326	35,722	37,000

Gross profit	12,527	12,940	14,193	13,546	14,784	17,949	19,066
Operating expenses	8,941	8,060	8,588	8,504	9,348	11,066	11,269

Operating income	3,586	4,880	5,605	5,042	5,436	6,883	7,797
Interest income	15	6	9	73	111	71	69
Interest (expense)	(857)	(569)	(516)	(678)	(67)	(55)	(61)
Other income (expense), net	95	148	(97)	320	(27)	(26)	27

Income before income tax	2,839	4,465	5,001	4,757	5,453	6,873	7,832
Income tax (provision) benefit	—	—	—	9,613	(2,202)	(2,803)	(3,179)
Accrued preferred dividends and accretion of preferred units	(1,014)	(1,045)	(1,076)	(4,577)	—	—	—

Net income available to common shares	$1,825	$3,420	$3,925	$9,793	$3,251	$4,070	$4,653

Revenues and operating results fluctuate from quarter to quarter as a result of a number of factors, such as the significance of client engagements commenced and completed during a quarter, the number of business days in a quarter, the number of professional and administrative staff and utilization rates. For example, fourth quarter vacations taken by both our staff and our clients may reduce available hours and work on projects, resulting in flat or declining fourth quarter revenue. Revenues can also vary from quarter to quarter because of the size and scope of assignments, general economic conditions and the impact of performance-based expert fees. Although we have a variable cost structure, a significant percentage of our expenses are relatively fixed in the short term. Consequently a variation in the number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

On November 13, 2003, we completed our initial public offering, in which we sold 8,625,000 shares of our common stock at $17.00 per share for net proceeds of $134.1 million, after underwriting discounts and commissions and costs of the offering. As of September 30, 2004, we had $24.1 million in cash and cash equivalents, primarily in money market accounts, and no outstanding bank borrowing. Our primary financing need will continue to be to fund our growth. An important element of our growth strategy is the recruitment of additional experts and our expansion into new geographical areas and consulting practice areas. We expect to continue to search for and acquire top-level experts in order to deepen our existing service offerings and to add new experts and related professional staff to new practice areas. Prior to our initial public offering, our primary source of liquidity had been borrowings under our revolving credit and term loan facilities, supplemented by cash flows from operating activities. Our current sources of cash are the remaining proceeds from our initial public offering and cash generated by operations, which have been augmented by the proceeds from option exercises and the sale of common stock through our Employee Stock Purchase Plan.

Net cash used by operations in the nine months ended September 30, 2004 was $14.9 million as compared to $5.1 million provided by operations in the same period in 2003. The primary sources and uses of cash from operations in the first nine months of 2004 were net income of $12.0 million, which included non-cash expenses of $6.4 million, offset by an increase in accounts receivable of $23.3 million due to an increase in expert and professional staff revenue and longer billing and collection periods, due in part to billing activities associated with new clients, new experts and our expansion into Europe. Cash paid for signing bonuses was $16.4 million for the nine months ended September 30, 2004. Signing bonuses are an integral part of our recruitment effort, and the significant investment for the nine months ended September 30, 2004 reflects our hiring activities and expansion into Europe. We will likely continue to use signing bonuses in our efforts to recruit experts and professional staff. Substantially all of the signing bonuses issued have vesting periods, which range from two to seven years, whereby we are entitled to receive any unearned amounts in the event the recipient leaves prior to the end of the vesting period. Prepaid expenses and advances to experts increased $3.3 million primarily due to differences in the timing of payments to experts for advances as compared to payments for fees earned. Accounts payable and accrued liabilities increased by $7.5 million, due primarily to an increase in accrued federal and states taxes and in part to the timing of vendor payments. Net cash provided by operating activities in 2003 was $14.6 million, resulting primarily from $23.1 million of income before taxes and non-cash depreciation, amortization and equity-based compensation, offset by an increase in accounts receivable and certain prepaid expenses of $13.8 million. The increase in accounts receivable of $11.4 million is due to the overall increase in revenues of $31.9 million for 2003.

Net cash used by investing activities was $27.8 million for the nine months ended September 30, 2004 as compared to $3.3 million for the same period in 2003. Investing activities in the nine months ended September 30, 2004 were comprised of investment in property and equipment of $2.8 million, due in part to our new London office space and $25.0 million of cash paid for the following acquisitions (in millions):

Silicon Valley Expert Witness Group, Inc.	$4.2
Economic Analysis, LLC	15.4
Low Rosen Taylor Soriano	3.8
CFES (earnout payment related to 2003 acquisition)	1.6

Total cash paid for acquisitions for the nine months ended September 30, 2004	$25.0

Net cash used in investing activities for 2003 was $3.9 million, $2.5 million of which was for our acquisition of the net assets of CFES in August 2003.

Net cash used in financing activities was $227,000 for the nine months ended September 30, 2004, as the result of payments for accrued distributions to stockholders of $4.2 million for previously taxed but undistributed earnings and estimated taxes of the LLC, offset by $2.6 million of proceeds from the exercise of options to purchase common stock and $1.1 million from the issuance of 76,771 shares of our common stock in connection with our Employee Stock Purchase Plan. We do not anticipate that there will be any additional distributions to stockholders relating to the prior LLC status. Subsequent to September 30, 2004, we have issued 68,979 shares in connection with our Employee Stock Purchase Plan, for proceeds of approximately $1.0 million. Net cash used in financing activities for the nine months ended September 30, 2003 was $1.4 million due to $7.0 million of bank borrowings net of repayment and $400,000 of proceeds from the exercise of options offset by $8.0 million of tax distributions to LLC members and $871,000 of fees for our revolving credit and term loan facilities. Net cash provided by financing activities for 2003 was $53.3 million. In November 2003, we received $134.1 million in net proceeds from our initial public offering. Total borrowings and repayments in 2003 were $41.4 million and $61.7 million, respectively, reflecting the repayment of our outstanding revolving credit and term loan facilities totaling $22.0 million in November 2003. Following the completion of our initial public offering, we paid our preferred Class A unitholders $40.7 million to redeem all of our preferred Class A units. We also distributed $19.4 million for a portion of the previously taxed earnings of the LLC to common shareholders that were common unitholders of the LLC at the time of the conversion to a C corporation and for distributions to cover unitholders' taxes prior to the initial public offering.

We have made commitments in connection with our acquisitions and certain expert agreements that will require us to make additional payments and bonus compensation payments if various performance goals are met.

In August 2004, we purchased the business of Silicon Valley Expert Witness Group, Inc. The initial purchase price of $9.0 million included $3.0 million of additional payments to be made no later than September 2009. In addition, if specified revenue and operating margin targets are achieved, we will make additional payments of up to $3.0 million over a five year-period.

In March 2004, we acquired the business of Economic Analysis, LLC. In addition to the initial payment of $16.4 million paid in cash and shares of common stock, if specified revenue and profitability targets are achieved, we will make additional payments of up to $2.6 million per year for three years. Additional payments of up to $2.0 million will also be made if certain revenue targets are met.

In March 2004, we acquired the business of Low Rosen Taylor Soriano. In addition to the initial purchase price of $3.8 million paid in cash, if specified profitability targets are achieved, we will make additional payments of up to $4.2 million in total over a four-year period. Based on an evaluation of results through September 2004, we estimate that the performance targets for 2004 will be met, and consequently have recognized additional goodwill of $245,000 to be paid in February 2005.

In August 2003, we acquired the business of the Center for Forensic Economic Studies. If certain specified revenue and profitability targets are met, we will make additional payments ranging from $1.7 to $1.9 million per year for four years. In August 2004, we made the first of such payments in the amount of $1.7 million. In addition, based on an evaluation of results through September 2004, we estimate that the performance targets for 2004 will be met, and consequently have recognized additional goodwill of $1.7 million to be paid in August 2005. In addition, if certain performance targets are met, we will also pay bonus compensation ranging from $520,000 to $580,000 per year. We recognize compensation expense on a quarterly basis since we believe it is probable that the performance targets will be achieved.

In August 2004, we entered into employment agreements with certain experts, whereby if certain performance targets are met, we will make payments of up to $500,000 per year for the next four years. If such payments are made, they would be subject to amortization over five years.

In connection with the hiring of certain experts and professional staff in March 2004, we have agreed to pay performance bonuses of up to $5.7 million per year in 2006 and 2007 provided certain significant revenue and gross margin targets are achieved. If paid, the bonuses would be subject to amortization over a seven-year period.

Our revolving credit facility provides for a maximum borrowing capacity of $18.0 million, $2.0 million of which can be used to secure letters of credit. At September 30, 2004, we had no outstanding borrowings on the revolving credit facility, and we had outstanding letters of credit for $1.0 million. In August 2004, our lender agreed to amend our credit facility to allow us to make business acquisitions without the lender's prior consent, provided certain conditions are met. Our revolving credit facility expires in March 2006, at which time all outstanding borrowings, if any, are required to be repaid.

Future needs

We believe funds generated by operations, the remaining net proceeds from our initial public offering and the amounts available to us under our revolving credit facility will provide adequate cash to fund our anticipated cash needs, at least through the next twelve months. Thereafter, we anticipate that our cash requirements relating to future operations will be funded with cash generated from operations and short-term borrowings. Cash payments for signing bonuses and acquisitions could affect our anticipated cash needs. We currently anticipate that we will retain all of our earnings, if any, for development of our business and do not anticipate paying any cash dividends in the foreseeable future.

Inflation has not had a material impact on our operating results or financial position to date, nor do we expect inflation to have an impact in the short-term; however there can no assurance that inflation will not have an adverse effect on our financial results and position in the future.

November 10, 2004 Registration Statement

Pursuant to a demand under a pre-existing registration rights agreement, on November 10, 2004, we filed a Registration Statement on Form S-1, of which this prospectus is a part, to register 3,100,000 shares of common stock to be sold by certain of our stockholders. We will not receive any proceeds from the sale of any shares sold by these selling stockholders; however, if the underwriter exercises its over-allotment option, we may sell up to 250,000 shares of common stock. We expect to incur approximately $500,000 in costs related to this offering. If we do not sell any shares of common stock, the costs related to this offering will be expensed in the fourth quarter of 2004.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Cash investment policy

We have established cash investment guidelines consistent with the objectives of preservation and safety of funds invested, ensuring liquidity and optimizing yield on investment. Eligible investments include money market accounts, U.S. Treasuries, U.S. Agency securities, commercial paper, municipal bonds, AAA rated asset-backed securities, certificates of deposit and agency backed mortgage securities. We seek the highest quality credit rating available for each type of security used for investment purposes. Maturities are not to exceed 18 months.

Interest rate risk

Our interest income and expense is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are short-term in nature. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements. As of September 30, 2004, our cash and cash equivalents consisted primarily of money market funds. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Currency risk

We currently have international operations in Argentina, Australia, Belgium, Canada, France, New Zealand, South Korea, Spain and the United Kingdom. Commercial bank accounts denominated in the local currency for operating purposes are maintained in each area. Fluctuations in exchange rates of the U.S. dollar against foreign currencies may result in foreign exchange gains and losses. If exchange rates on such currencies were to fluctuate by 10%, we believe that our results from operations and cash flows would not be materially affected.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table provides summary information concerning our future contractual obligations and commitments as of December 31, 2003, and does not include the 2004 business acquisitions and expert hires discussed above.

	Payments due by years
	2004	2005	2006	2007	2008	Thereafter	Total

	(in thousands)
Operating leases(1)	$7,712	$7,179	$6,854	$6,569	$5,753	$10,044	$44,111
Long-term debt	—	—	—	—	—	—	—
Distributions to former LLC unitholders	4,265	—	—	—	—	—	4,265
Bonus commitments(2)	1,728	—	—	—	—	—	1,728
Deferred compensation(3)	994	—	—	—	—	—	994
CFES contingent purchase price and compensation(4)	2,100	2,100	2,100	2,100	—	—	8,400
Purchase commitments(5)	1,006	116	—	—	—	—	1,122

Total	$17,805	$9,395	$8,954	$8,669	$5,753	$10,044	$60,620

(1)
We lease our office facilities and certain equipment under operating lease arrangements expiring on various dates through 2019. We lease office facilities under noncancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. In addition, we lease equipment under noncancelable operating leases.

(2)
Excludes signing bonuses paid or payable in 2004 to experts and professional staff hired in 2004 totaling approximately $8.6 million.

(3)
In 2000, we agreed to pay a total of $750,000 in compensation to Dr. David Teece, our Chairman, and Mr. David Kaplan, our President, for their roles in organizing the management buyout transaction. The criteria under which payment is to be made to Dr. Teece and Mr. Kaplan was satisfied as of December 31, 2003, as a result of our achieving annual earnings before interest, taxes, depreciation and amortization in 2003 of least $20.0 million. The amounts due to Dr. Teece and Mr. Kaplan accrued interest at a rate of 10% per year. As of December 31, 2003 accrued interest was $244,000. In February 2004, we paid Dr. Teece and Mr. Kaplan $669,109 and $334,555, respectively, to satisfy this obligation.

(4)
Represents the maximum payment under the terms of the purchase agreement. Payments are subject to achieving certain performance criteria, and actual amounts to be paid could be significantly less than the maximum presented and may vary from the amounts payable, as scheduled.

(5)
Represents commitments primarily for software and computer equipment in the normal course of operations.

In addition, bank borrowings under the revolving credit facility, if any, are required to be paid on March 31, 2006.

Business

We provide expert services. Our highly credentialed experts and professional staff address complex, unstructured business and public policy problems. We deliver independent expert testimony and original authoritative studies in both adversarial and non-adversarial environments. We conduct economic, financial and statistical analyses to provide objective opinions and strategic advice to legislative, judicial, regulatory and business decision makers. Our skills include electronic discovery and data collection, forensic accounting, factual and statistical analyses and report preparation and presentation. Our experts are renowned academics, former senior government officials, experienced industry leaders, technical analysts and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of a highly capable professional staff. Our clients include Fortune Global 500 corporations, major law firms and local, state and federal governments and agencies in the United States and abroad. Since 1994, our experts and professional staff have worked on over 8,200 assignments for over 4,500 clients in over 30 countries.

The growth in our number of experts and professional staff has been significant. Since the end of 2003 through September 30, 2004, we have increased our number of experts by 30% to 256 and increased our number of professional staff by 26% to 376 and now have 29 offices in 10 countries. Our growth has enabled us to deepen our existing service offerings, as well as to add experts and professional staff in new practice areas.

BUSINESS ENVIRONMENT FOR EXPERT SERVICES

Demand for expert services

Businesses, courts, arbitration panels, tribunals, regulatory authorities, legislative bodies and boards of directors throughout the world use independent expert analysis and advice to help resolve disputes through litigation, arbitration and negotiation, as well as to understand and address regulation and legislation. These processes generate ongoing demand for original economic, financial and statistical analyses, irrespective of the business cycle. The credibility of expert analysis and advice is enhanced if the work is independent, is prepared by highly qualified individuals and is informed by the objective facts and circumstances concerned.

Whether in the context of dispute resolution or informing decision makers, analysis and advice are more credible when developed and delivered by independent experts. Judges, jurors, arbitrators, legislators, senior executives and boards of directors tend to give greater weight to experts who do not have a vested interest in the outcome. When trying to resolve or assess important, complex issues, it is frequently insufficient to rely on already published studies. Typically, original and forensic analysis must be conducted based on specific data, documents and facts.

Dispute resolution and decision making

Disputes are an inherent element of the economy and occur regardless of the business cycle. Disputes that require expert analysis and advice typically involve significant financial impact for the parties involved, and as the costs of, or potential for, adverse outcomes increase, the demand for expert services grows. Expert analysis and advice can also help shape policy choices and can help guide affected parties' responses. The dispute resolution and decision making processes can be assisted by independent, objective expert analysis of facts, data, causes and consequences.

–>
Litigation.    Complex litigation continues to grow, driven by legislative ambiguities, regulatory activities, judicial interpretations and private actions, including class actions. Litigation arises from many areas of economic activity, including mergers and acquisitions, intellectual property and taxation. Hundreds of millions of dollars in damages are frequently sought and sometimes awarded in the United States. Both defendants and plaintiffs seek expert analysis and advice to inform courts, arbitration panels and juries in determining appropriate remedies.

  Many aspects of business behavior, including mergers and acquisitions, pricing policies, collaborative arrangements, exclusivity arrangements and patent licensing are scrutinized by governments and private parties with respect to antitrust issues. Antitrust scrutiny creates the need for analyses of effects of mergers and acquisitions, assessment of organizational arrangements and distribution policies, pricing behavior and pricing patterns. While the United States has led the development of antitrust laws, many foreign jurisdictions are increasingly applying antitrust policies, procedures and methods of analysis and assessment. The result is a high degree of transferability of and demand for independent expert analysis and advice across jurisdictional boundaries.

  Intellectual property disputes have also increased as intellectual property rights, including patents, trade secrets, copyrights and trademarks have become more important and valuable. The rate and complexity of patent applications filed with the United States Patent and Trademark Office have grown dramatically in the last decade. In addition, new fields for which patents were not issued 30 years ago, such as biotechnology and software, are now significant areas for patent applications in the United States. Claims of patent infringement are common and often require independent valuations and assessments. The increased complexity of patent applications and the increased value of these intangible assets have created a significant amount of intellectual property-based litigation. Determination of lost profits, reasonable royalties, valuations and other market impacts require detailed economic, financial and statistical analysis.

–>
Arbitration.    Arbitration is often used to resolve commercial disputes under long-term contracts arising from changes in the business environment due to a number of factors, including government action, new technology and shifts in critical input costs. For instance, long-term gas supply contracts for electric utilities may not be able to adequately address changes in world energy prices, and contracting parties may seek a resolution to these unanticipated changes through arbitration rather than litigation. Parties increasingly rely on arbitration to maintain commercial contracts over time. Authoritative reports are often commissioned to analyze unanticipated changes and help determine the appropriate adjustments that should be made.

–>
Negotiation.    In commercial contexts, parties frequently negotiate to resolve disputes in order to avoid litigation or arbitration. Negotiation is less structured than litigation or arbitration and often involves multiple parties to a transaction or to a settlement. A report or a finding from an expert known to be knowledgeable and independent can help resolve disputes. For instance, in the environmental claims area, the resolution of disputes regarding recoveries or the assessment of exposure can be aided by authoritative reports that calculate the exposure among all parties, including insurers.

–>
Regulation.    Government regulation remains considerable and involves high stakes for new and existing businesses. For example, the United States telecommunications industry has over 50 active regulatory agencies, including state agencies, the Federal Communications Commission, and the Department of Justice. Electricity is likewise regulated by local, state and federal agencies. In addition to specific regulations covering industries such as electricity, telecommunications, mail, insurance, financial markets, healthcare, railroads and airlines, there are general regulations such as health and safety, environmental protection and international trade.

  In many instances, affected parties engage experts to evaluate the economic and financial impact of regulation. The Telecommunications Act of 1996 generated the submission of a number of studies and reports by affected parties in an effort to influence rule making by the Federal Communications Commission. Regulatory decisions are frequently challenged in the courts, often resulting in demand for additional studies. Demand for expert analysis on regulatory issues is both domestic and international, as regulators around the world increasingly draw upon the skills of outside experts to make and improve policy.

–>
Legislation.    Representative bodies around the world, such as legislatures and parliaments, continuously modify the rules by which society and the economy are organized. The legislative process frequently provides an opportunity for experts to study legislative impact on behalf of businesses and trade associations. In the United States, legislative bodies and executive branches of government often seek expert advice, as do corporations and trade associations. Legislation, such as the Clean Air Act, has had significant economic impact on businesses. Authoritative reports, detailed analysis and the presentation of data can shape business behavior and legislative and market outcomes. Legislation once enacted invites further analyses and creates the opportunity to provide compliance studies and impact assessments.

Supply of expert services

Experts are found in universities, think tanks, public and private research laboratories, governmental bodies, private enterprises and professional services firms. Many potential providers of expert services do not readily offer expert analysis or advice as an identified line of business.

Large-scale original studies and analyses often cannot be done in an expert's primary workplace or are unsuited to traditional consulting environments. For instance, most universities, think tanks and laboratories do not allow faculty or staff to use the institution's facilities or students when they are on private consulting engagements. Traditional consulting firms are also not designed to support highly specialized experts. Management consulting firms often operate by leveraging particular methodologies and concepts. Providing expert services requires specific analysis, highly customized approaches and the analysis of large numbers of documents and large amounts of data related to the issues at hand.

In order to efficiently and effectively provide expert services, an organization must satisfy the needs of its experts and address the issues facing its clients. Traditional styles of employment often do not work well for many highly talented experts. Effectively utilizing the capabilities and energies of talented experts, while simultaneously providing independent analysis of issues confronting clients, often requires organizational structure, organizational culture and support systems of a non-traditional kind.

Addressing expert needs

Experts provide a unique managerial challenge because they are highly intelligent, highly educated, highly independent and self-motivated and may have already enjoyed senior management and/or professional status. We believe experts desire to work in an organization that enables professional autonomy, brings together other experts with deep substantive knowledge, aligns incentives to enhance returns for both the expert and the firm, employs experienced professional staff with strong analytical and project management skills and provides a supportive, non-bureaucratic infrastructure.

–>
High autonomy.    Experts are leaders in their fields and desire to maintain their independence. We believe traditional employer-employee authority structures and bureaucratic policies inhibit the productivity of experts and often run counter to experts' professional values. Experts require transparency and professional independence without unnecessary controls.

–>
Flexible workplace environment.    In some cases, experts may maintain employment status in other organizations, such as universities, think tanks or research laboratories. These organizations typically allow experts to pursue independent projects and engagements for some part of their professional time. Experts seek an organizational environment that permits them to maintain their primary employment and effectively utilize the time they have available for outside consulting.

–>
Objective rewards.    Because professional activities for experts are substantially self-directed, and because of the need for high autonomy, reward systems are more effective if they are highly transparent and tied to objective financial criteria over which the expert has significant control.

–>
Association with other experts.    Experts benefit from being able to call upon the expertise of their colleagues. The bringing together of experts in an expert services organization can create a collegial environment in which knowledge can be exchanged, and colleagues can share work, ideas, professional experiences and client opportunities.

–>
Professional staff and support infrastructure.    Engagements often include a multitude of tasks that require various levels of expertise and sophistication. Expert services are typically requested or required in time-sensitive matters with high financial impact where effective professional staff, and occasionally other experts, are critical factors in completing an engagement. The ability to leverage professional staff enables experts to focus their time on the high level components of a project. Also, because reputations are at stake when experts testify, experts require and demand experienced professional staff who can assist them on substantive issues, including data collection, statistical analysis, presentation preparation and project management.

Addressing client challenges

Expert services are highly specialized and their effective delivery requires identifying individuals with both substantive knowledge of the specific problems or issues under consideration, quality reputations and the ability to clearly communicate and defend analyses and advice under rigorous questioning or cross-examination. On-time performance is critical, especially when there are deadlines for reports and appearances before judges, juries, arbitrators and legislators. In addition, clients expect that experts will be efficient in leveraging the capabilities of professional staff to reduce costs.

THE LECG SOLUTION

Our highly credentialed experts and professional staff conduct economic and financial analyses to provide objective opinions and advice that help resolve disputes and inform legislative, judicial, regulatory and business decision-makers. We provide independent expert testimony, original authoritative studies and strategic advice to our clients. Our experts are renowned academics, former senior government officials, experienced industry leaders and seasoned consultants. We are organized and operate in a manner that is attractive to our experts by providing them with autonomy, flexibility and the support of highly capable professional staff.

OUR COMPETITIVE STRENGTHS

Our competitive strengths enable us to provide high-quality, independent expert testimony, original authoritative studies and strategic advice to Fortune Global 500 companies, major law firms and local, state and federal government agencies in the United States and internationally. We continually seek new talent to deepen our existing capabilities as well as expand into new areas. We believe that our independence and pursuit of excellence give us credibility. We have developed a business model that meets the needs of our experts and addresses the issues facing our clients.

Renowned experts

Our experts include internationally recognized faculty and former faculty from many of the world's best universities. Our experts include major contributors to academic and professional literature in economics and finance, forensic accounting, electronic discovery, environmental damages assessment, telecommunications regulation and deregulation, electricity market design, public policy, healthcare and intellectual property valuation. Many of our experts also have valuable hands-on industry experience or have worked in or with government agencies, such as the United States Department of Justice, the United States Federal Trade Commission, the Environmental Protection Agency and national treasuries around the world. The reputations and experience of our experts drives the demand for our services.

Expert services vision

Our strategy is to hire and retain leading independent experts in fields where we believe there is substantial business opportunity for expert analysis and advice due to the significant economic and financial impact of the disputes and decisions involved. Our focus on complex dispute resolution and informing decision-makers helps us attract and retain experts and professional staff from a variety of backgrounds. The clarity of our vision as an expert services firm simplifies our internal decision-making processes and enables us to efficiently recruit top expert talent.

Distinctive business model

We believe that we have developed a distinctive business model for a professional services firm that is designed to attract and motivate the best, brightest and most entrepreneurial individuals from universities, think tanks, the government and the private sector. Our model allows our experts to operate autonomously, substantially unburdened by corporate hierarchy. Our incentive system generally ties expert compensation directly to individual expert performance. Under our model, significant margins are realized on the revenues generated by our professional staff rather than on the individual fees of our experts. Our experts generate assignments that utilize our professional staff and infrastructure. To encourage our experts to utilize our professional staff, experts receive a percentage of the professional staff billings collected on projects they originate or manage. We typically compensate our experts based on a percentage of their individual fees and fees generated by staff working on their assignments. Experts generally are not paid until we receive payment from our clients. The result is a business model with a flat organizational structure, a variable cost structure and incentive alignment that is scalable across different disciplines and fields of expertise.

Entrepreneurial culture

Our comparatively non-hierarchical structure fosters an entrepreneurial culture that enables us to attract, deploy and retain leading independent experts from academia, government and the private sector. Our experts are successful, self-motivated, credentialed individuals who prefer to work in a non-bureaucratic organization. Our management structure is decentralized, and we allow experts high autonomy and intellectual freedom. In addition, we are constantly recruiting top talent. We believe that we have the ability to quickly identify and integrate additional experts into our company. We also have the ability to develop experts from within the firm.

Highly proficient professional staff

We employ an experienced professional staff to support our experts. The utilization of our professional staff is important to the profitability of our business. Many of our professional staff have advanced degrees in economics, finance or related disciplines, and relevant business and public service experience. Our professional staff enables our experts to focus their time on the most significant components of a project by assisting them on issues such as data collection, statistical analysis, data and fact auditing, presentation preparation and project management. This allows the expert to deliver a higher quality, more robust and timely work product in a cost-effective manner. Many of our professional staff have become experts in their own right, testifying, authoring studies, developing sophisticated models and providing strategic advice.

Attractive support infrastructure

We provide a comprehensive support infrastructure, including information technology services, that we believe enables our professionals to achieve higher productivity by focusing on delivering quality expert analysis and advice and developing new business rather than performing administrative tasks. We provide administrative support services, such as marketing, billing, project accounting and receivables collection. We believe that our support infrastructure relieves our experts from the burden of daily administrative tasks and enables our experts to be more focused, collegial and productive than established academics, researchers and other professionals who choose to consult as sole practitioners. Our support systems enable quick response to business opportunities and the creation of teams spanning many practice groups and geographies. Our support infrastructure is highly integrated, so that our staff can seamlessly support experts across a large number of offices in the United States and internationally.

Experienced, high quality leadership team

Our leadership team has extensive experience in guiding professional services companies, including David J. Teece, PhD, our Chairman, who co-founded our company in 1988, and David P. Kaplan, our President, who managed Capital Economics, an economics consulting firm he helped found, from 1985 until he joined us in 1998. In addition, our leadership team includes renowned experts with significant revenue-generating abilities. Due to the professional and administrative infrastructure that we have implemented, we believe our leadership team is able to effectively guide our company while also providing expert services. As a result, the firm's leadership is in close touch with both clients and experts.

OUR GROWTH STRATEGY

We believe that we have numerous additional opportunities to grow our business by the following strategic initiatives:

Expanding our base of experts

Recruiting new experts helps us to obtain new engagements. In addition, our experts' existing relationships and affiliations enable us to identify and hire internationally renowned scholars from universities, think tanks, research institutes and medical centers who can respond to client requests. We also identify and retain former governmental officials and industry experts with experience that is relevant to our stated business objectives. Since the end of 2003 through September 30, 2004, we increased our number of experts by 30% and now have 256 experts. We will continue our efforts to attract renowned academics from universities throughout the world, former government officials and industry experts as well as experienced consultants and other individuals who have developed credibility and professional standing in specific areas of expertise where we believe there is business opportunity. In addition, we will continue to advance members of our professional staff to experts based upon proven performance and individual capabilities. We believe our unique expert compensation model, strong support system and flexible, autonomous work environment provide an attractive alternative for experts compared to our competitors and sole proprietorships.

Expanding our practice areas

We believe that there are a number of opportunities to apply our business model and attract experts and clients in new practice areas. In the past year we have successfully added new experts in the fields of labor and employment disputes, forensic accounting, electronic discovery and strategic technology management. When conducting engagements in new areas, we access experts from the relevant field or fields through our existing professional networks. We intend to leverage our reputation in the fields in which we currently practice into related fields. We believe that there are additional opportunities in public health and pharmacology and for our professional staff to provide additional complementary services that are natural extensions of our current service offerings, such as litigation document management and historical research.

Expanding our geographic reach

The expert services market is international in scope, and we presently advise clients across many geographic areas. In 2003, 9% of our revenues was attributable to activities outside of the United States, and in the nine months ended September 30, 2004, 12% of our revenues was attributable to activities outside of the United States. Demand for expert services is growing overseas as foreign countries increasingly adopt methods of regulation and dispute resolution used in the United States. In addition, globalization has increased the number of cases being reviewed and considered in multiple national jurisdictions, elevating the importance of seamless, multi-national case management. We plan to expand our footprint to new countries and regions over time by identifying experts in geographies in which there is unmet demand for expert analysis and advice. We will continue to look for opportunities in markets abroad where our presence is smaller such as Europe, South America, Canada, Asia, Australia and New Zealand. For example, we believe business consolidation and industry deregulation in Europe has increased the demand for expert services providing us with additional long-term growth opportunities. In March 2004, we hired two experts and other professional staff in Europe and opened new offices in Belgium, France and Spain to provide experts services to clients operating in the European Union. Additionally, in July 2003, we entered into a joint venture agreement with certain members of Kim & Chang, a Korean law firm, to own and operate LECG Korea, LLC, a Korean limited liability company, to pursue expert service opportunities in Korea.

Strengthening awareness of our brand

Our marketing and sales efforts to date have focused on leveraging the reputations, personal relationships and professional visibility of our experts attained through prior client assignments, publishing, teaching and speaking engagements. We believe that we can provide additional marketing support to raise awareness of the firm's total capabilities. We maintain a skills database to cross-market expertise within LECG. Our branding strategy involves associating and defining expert services with a distinctive and globally recognizable brand.

Acquiring complementary businesses; developing strategic alliances

Given the highly fragmented nature of the expert services market, opportunities will continue to arise to acquire new talent. We expect to evaluate and recruit individual experts as well as groups of experts that have nationally and internationally recognized stature with specific knowledge and skills that complement our existing service offerings. We also expect to evaluate the viability of acquiring businesses or business units of consulting firms with expert services components. Our recent acquisitions of Economic Analysis, LLC and Low Rosen Taylor Soriano in March 2004 have bolstered our capabilities in the areas of antitrust, business valuation and litigation support, adding 19 experts and 43 professional staff. In August 2004, we acquired Silicon Valley Expert Witness Group, Inc., a firm specializing in complex technology and intellectual property disputes, with a network of over 400 affiliated scientific and engineering experts. In October 2004, we acquired Washington Advisory Group, LLC, a firm specializing in technology assessment and policy and research development strategy. In addition, we may enter into strategic alliances and marketing agreements to gain exposure to new clients and broaden awareness of our service offerings.

OUR EXPERT SERVICES BUSINESS

We provide expert services including independent expert testimony, original authoritative studies and strategic advice to Fortune Global 500 corporations, major law firms, local, state and regional governments and governmental agencies in the United States and internationally. Demand for our services is driven by clients attempting to resolve disputes through litigation, arbitration or negotiation, or seeking to understand and address regulation and legislation. We apply our core competencies to matters arising from these key drivers to provide independent expert services to our clients.

Core competencies

Our experts and professional staff have specialized knowledge in economic, financial and statistical theories and analysis. In addition, many of our experts and professional staff also possess in-depth knowledge of specific markets, regulations and industries. These core competencies enable us to incorporate complex methodologies and tools developed in research settings to deliver independent expert testimony, original authoritative studies and strategic advice in adversarial and non-adversarial settings to assist in dispute resolution and decision-making. The quality of our experts' services has resulted in a high level of repeat business and the development of significant new business.

Services provided

Our experts and professional staff provide independent expert testimony, original, authoritative studies and advisory services to help resolve complex disputes and inform legislative, judicial, regulatory and business decision-makers. Our experts and professional staff manage information and conduct independent, sophisticated economic, financial and statistical analyses for clients attempting to resolve disputes through litigation, arbitration or negotiation or seeking to understand and address regulation and legislation. In addition, we provide claims management services for large settlements involving a significant number of claimants.

–>
Expert testimony.    Our experts provide independent oral and written expert testimony on behalf of plaintiffs and defendants in trial, arbitration and mediation proceedings, as well as in matters before regulatory agencies and legislative bodies. Our experts have testified throughout the world on matters such as antitrust, class certification, complex merger filings, contract damages, damage quantification and on the valuation of a wide range of intellectual property assets, including patents, copyrights, trademarks, trade secrets and trade dress.

–>
Authoritative studies.    We prepare and provide independent authoritative studies generally in connection with litigation, such as studies containing detailed economic, financial and statistical analyses. Authoritative studies are often commissioned in support of expert testimony or to analyze proposed regulations or legislation. Large amounts of information and data must often be assembled by staff to facilitate these analyses. We also conduct studies that are used during arbitration and negotiation.

–>
Advisory services.    Our experts and professional staff provide independent strategic advice and expert consulting, particularly in industries with a heavy regulatory or legal component. This advice is usually provided to senior management of our clients. Our services include the analysis and evaluation of potential mergers and the integration of businesses, the economic analysis of prospective investments, the design of regulatory compliance systems and the management of intangible assets. We frequently advise on regulatory strategy and on market design. In the finance area, we perform valuations of assets, including intellectual property, such as patents, trade secrets and trademarks. We provide advice regarding intellectual property licensing and transfer pricing strategies and protocols.

–>
Claims services.    Following the final determination of certain types of disputes, such as class action litigation or bankruptcy proceedings, large settlement funds are frequently established that must be distributed to numerous claimants. The administration of these claims requires highly specialized knowledge and organization. We provide class action settlement administration, specialized claims processing and bankruptcy claims processing to clients throughout the United States and Canada. Services include pre-settlement structuring and consulting assistance; media campaigns; class member identification, notification and opt-in/opt-out processing; process, procedures and form development and implementation; claim processing and settlement calculations; customer service call centers; website/systems development and maintenance; banking management and reporting; and benefit distribution and tax reporting.

Representative practice area expertise

Our experts have specific expertise in practice areas that include competition policy/antitrust, complex damages including intellectual property, environmental and insurance claims, market and regulatory design, valuation analysis and labor and employment. Many of our projects span multiple practice areas, and many of our staff work in several practice areas. We develop new practice areas, such as labor and employment, as the issues facing our clients evolve and new business opportunities arise.

–>
Competition policy/antitrust.    We have provided expert services in the antitrust field since our founding. Many antitrust projects require special skills and, in many cases, experience with or exposure to approaches and methods used by the antitrust enforcement agencies. Antitrust issues increasingly involve other practice areas in the firm such as regulatory design and intellectual property. Mergers involving large multinational corporations often require coordination across many of our offices worldwide.

–>
Complex damages.    As damages from business litigation become more significant, there is a need for expert advice based on advanced economic and financial analysis. Our practice in this area includes many professionals with a deep understanding of the application of advanced methodologies and techniques in economics, finance, accounting and statistics. An important element of this practice is assessing damages in securities litigation, as well as damage issues related to patent, copyright and trademark infringement and trade secret misappropriation. These issues can involve determinations of lost profits and reasonable royalties.

–>
Environmental and insurance claims.    Many industries in the United States are exposed to claims of environmental damages due to current or legacy activities, including oil spills, chemical spills and other sources of environmental contamination. Our experts provide advice on how contamination affects property values. Our experts also quantify damages and estimate penalty exposure. Piecing together the data that addresses liability issues, the amount of damage, and the coverage available under legacy insurance policies involves historical research, the quantification of damages and the apportionment of damages to multiple insurers when the insured has complex insurance coverage profiles. The collection, organization and analysis of data for these purposes is a significant and growing practice area within our company.

–>
Market and regulatory design.    We help businesses and governments understand and address public policies through the use of economic and financial analyses. Our insights, analyses,

  recommendations and presentations are used to respond to proposed policy changes, as well as initiate new policies that address strategic objectives. We offer a broad array of services in market and regulatory design ranging from testimony and guidance in front of regulatory commissions or legislative bodies, to the actual design and oversight of independent system administration in the electricity sector.

–>
Valuation analysis.    We are frequently called upon to value assets and rights. These can include contingent claims, options and intellectual property rights. Our experts employ advanced methodologies and tools to value idiosyncratic assets for purposes of helping to resolve disputes and to aid business decisions.

–>
Labor and employment.    Our experts perform statistical analyses and evaluate discrimination, wrongful termination and wage and hour claims. Our experts calculate economic loss and damages by analyzing employer statistics for potential disparities in hiring, layoffs, promotions, pay and performance assessments. Our experts have advised on human resource management, benefits, collective bargaining and arbitration.

–>
Forensic accounting.    We provide high-end forensic accounting services in connection with complex commercial disputes and regulatory investigations. We gather and analyze voluminous amounts of financial data to uncover evidence, reconstruct complex financial transactions and events and identify potential liabilities or areas of fraud. Our forensic accounting services typically support the testimony and authoritative studies of our experts.

–>
Electronic discovery.    Our electronic discovery service specializes in the recovery, analysis and preservation of electronic data in connection with litigation and other forms of business disputes. Our services include data mining and analysis, e-mail reconstruction, document retention services and computer imagery.

Representative industry expertise

Over time we have been able to develop deep knowledge of specific client industries, including the following:

–>
Energy.    For over a decade, our experts have been engaged to provide expert advice to the petroleum industry in the areas of exploration, refining, pipeline transportation and distribution. We have advised on mergers and acquisitions, provided analysis of competitive effects, modeled refining operations, assessed intermodal competition facing pipelines and analyzed the effects of multiple channels of distribution. We have detailed knowledge of the oil and gas industry not only in the United States, but in many other countries, including Canada, Australia and New Zealand.

  In the electricity area our experts have been involved in network modeling, market design, auctions and pricing. They have developed a deep understanding of different regulatory regimes around the world. The firm's experts have provided services to generators, independent system operators, transmission companies and service companies. Our experts have performed cross-jurisdictional studies on electricity policy issues in the United States, Australia, New Zealand, Canada, the United Kingdom and Chile.

–>
Financial services.    Our experts provide services related to numerous companies and entities involved in financial services, including banks, insurance companies, capital market organizations and the government and regulatory entities with respective oversight. Our services have typically focused on performing complex economic and financial analyses associated with industry consolidation, the evolving regulatory and accounting environment and risk management. Our services have included expert testimony related to valuation and damages, as well as class certification and authoritative public policy studies assessing the impacts of regulation on markets, product offerings and consumers.

–>
Healthcare and pharmaceuticals.    We have a diverse healthcare and pharmaceuticals practice which spans competition analysis, patent damages, commercial disputes, cost and public policy analysis, strategic consulting and regulatory compliance. Our clients include the pharmaceutical and biotech companies, hospitals, managed care providers and physicians groups. Our experts and staff have been involved in healthcare and health insurance reform efforts in several states. Our work frequently involves analyzing large amounts of electronic data. We are able to analyze healthcare claim issues, perform regulatory compliance reviews and design systems to help providers comply with regulations and analyze existing and emerging market competition. We advise providers on information systems designs most likely to facilitate regulatory compliance, financial viability and restructuring programs.

–>
Telecommunications.    We have a long-standing telecommunications practice that has advised firms regarding regulatory, litigation and strategic planning in the United States and abroad. We have assessed various pricing regimes, analyzed emerging competition, modeled new entry and commented on various proposals to restructure the industry. We have in-depth knowledge of regulatory environments around the world including the United States, Canada, the United Kingdom, South Korea, Australia, New Zealand, Argentina and the Baltic States.

Representative clients

We provide expert services to Fortune Global 500 corporations, major law firms and local, state and federal government agencies in the United States and internationally. Since 1994, our experts and professional staff have conducted over 8,200 assignments for over 4,500 clients in over 30 countries. Our ten largest clients represented 23%, 16% and 15% of our revenues in 2002, 2003 and the nine months ended September 30, 2004, respectively. No single client accounted for more than 4% of our revenues in any of those periods. We are frequently approached directly by law firms on behalf of our clients to provide independent testimony, authoritative studies and/or strategic advice in matters involving litigation, arbitration, negotiation, legislation or regulation. In these cases, our engagement and billing arrangements are often with such law firms.

EMPLOYEES

As of September 30, 2004, we had 747 employees and 63 exclusive independent contractors, consisting of 256 experts, 376 professional staff and 178 administrative staff members.

Experts and professional staff

Experts

We classify our experts as directors and principals. As of September 30, 2004, we had 256 experts, consisting of 180 directors and 76 principals. Directors tend to be more experienced than principals, and generally have more established reputations. Directors are expected to generate more engagements than principals. Principals are often, but not always, promoted from the ranks of senior professionals after they have achieved a sufficient reputation of their own and developed the ability to attract new work. Directors tend to have higher pass-through rates of compensation on their expert fees. Our agreements with our directors and principals generally provide for exclusivity with us in consideration for consulting fees determined by the time billed and actually collected by us as well as project origination fees for work originated or managed by the expert. The agreements are terminable at will and generally do not restrict competition with us following termination. However, our agreements do limit post-departure solicitation of certain clients and staff. When there are no significant earnings implications, from time to time we will allow experts to accept engagements outside the firm under special circumstances. Such exceptions from general policy require the approval of the President or the Chairman. From time to time, we also engage experts not otherwise associated with us to work on a particular matter. We are constantly seeking new experts to join us.

In addition to our experts, we have relationships with over 630 individuals who work with us on a non-exclusive basis (approximately 400 of such individuals became affiliated with us upon our acquisition of Silicon Valley Expert Group, Inc.). Like experts, these affiliates leverage our professional staff to perform expert services. During the nine months ended September 30, 2004, these affiliates' projects accounted for approximately 3% of our revenues. We compensate these affiliates similarly to our experts, that is, they are paid upon our receipt of cash from clients. We view these relationships as excellent ways for us to identify possible additional experts and to supplement our skills in certain key areas.

We offer our experts a generous compensation model, a collegial atmosphere, high autonomy and transparency of financial rewards through high pass-through rates on billed and collected work and project origination fees. Under our business model, our experts are compensated based on a percentage of their billings, which we refer to as pass-through rates, ranging from 30% to 100%, and currently averaging approximately 76%, of their individual billings on particular projects. Directors tend to have higher pass-through rates of compensation on their expert fees than principals. The possibility of generous compensation is, however, coupled with high accountability because the experts' compensation on each project is linked to our ability to collect on that project leaving them at risk for payment from us. As of September 30, 2004, approximately 81% of our experts participated in this variable compensation model which we call the "expert model." The experts not participating in this variable compensation model are paid a fixed salary and are eligible for discretionary cash bonuses where the bonus is related in part to billed work and the utilization of professional staff. We endeavor to transition substantially all experts to the expert model. In certain circumstances, such as when experts have recently joined us or when experts have been asked to engage in practice building or enterprise building activities, the experts may not be compensated pursuant to the expert model.

Our model allows our experts to retain significant control over their time commitments. This flexibility is required for our experts to pursue the educational, research, publishing and professional activities that make them particularly valuable. Our experts generally do dedicate substantial amounts of time to providing services on engagements, which we believe is a testament to the incentives our model creates. In 2003, 70 of our experts billed in excess of 1,000 hours for services rendered to our clients.

Our experts are independent, and we encourage them to be entrepreneurial. We do not set the hours worked or control the opinions expressed by our experts. In some cases they are employed by or have relationships with universities or other research institutes where they teach and conduct independent research in their specialized field. Our experts have entered into agreements with us in which they have agreed that they will exclusively utilize our support staff in connection with their consulting work when the necessary staff is available. Experts are generally responsible for the cost of their own executive assistants, taxes and benefits as well as a portion of their sales and marketing activities. While some of our experts are exclusive independent contractors, most are our employees.

Professional staff

Our professional staff includes highly educated individuals with the broad range of experiences and skills needed to support our experts and complement their talents. We recruit our professional staff from leading universities and through references from our experts. Additionally, we seek individuals with highly relevant business, government or professional experience. Most of our professional staff are full-time employees and are available to our experts throughout our company, based on the expertise required for a given project.

To our professional staff, we offer a learning environment, exposure to highly credentialed experts, the opportunity to work on important assignments, competitive compensation and the potential to advance to the expert level. Our business model allows very rapid advancement of individuals who are both professionally capable in their field and service oriented in their business instincts. Many of our professional staff have advanced to become experts in their own right.

MARKETING

The reputation of the firm and of our experts for professional excellence and independence is the most important factor in our business development efforts. We endeavor to capitalize on the publications and professional visibility of our experts and professional staff. We maintain and enhance our name and reputation through our performance and quality of work on engagements, speeches, presentations and articles in industry, business, economic, legal and scientific journals.

We market our services directly through corporate efforts and through the individual efforts of our professionals. We sponsor, attend and organize conferences and seminars on topical issues at which our experts lecture, present studies, speak on panels and meet with attendees. We offer services to law firms whose clients seek expert analyses across the broad range of services we provide. We are able to provide continuing legal education credit for members of the legal profession where appropriate.

COMPETITION

The market for expert services is highly competitive, fragmented and subject to rapid change. We compete with a large number of service providers in each practice area. We consider some of our principal competitors to be:

–>
economic, legal and management consulting firms such as Charles River Associates Incorporated, Navigant Consulting, Inc., National Economic Research Associates, Inc., and FTI Consulting, Inc.;

–>
current and former consulting arms of large accounting firms such as BearingPoint, Accenture and Capgemini;

–>
general management and strategy consulting firms such as Bain & Company, Booz Allen Hamilton and The Boston Consulting Group;

–>
specialized or industry-specific consulting or research firms; and

–>
individual academics, researchers and private consultants.

Many of our competitors have significantly greater personnel, financial, technical and marketing resources as well as greater name recognition. We also expect to continue to face competition from new entrants because the barriers to entry into consulting services are relatively low.

We believe the principal competitive factors in our market include:

–>
reputation of the firm and our experts;

–>
client referrals;

–>
ability to access leading experts and staff;

–>
ability to provide project management skills;

–>
ability to be responsive and to meet deadlines;

–>
ability to communicate findings to relevant parties;

–>
fee structure; and

–>
coherence of our business strategy.

We believe that we compete favorably with respect to each of these factors.

LEGAL MATTERS

We have a dispute with Navigant Consulting arising out of our management led buyout of certain of the assets and liabilities of LECG, Inc. In the management led buyout, we acquired substantially all of the assets and assumed certain liabilities of LECG, Inc. pursuant to an asset purchase agreement dated September 29, 2000. Under the asset purchase agreement up to $5.0 million of the purchase price was deferred contingent upon whether specific individuals listed on a schedule to the asset purchase agreement had an employment, consulting, contracting or other relationship with us on September 29, 2001.

Navigant Consulting contends that it is entitled to a payment of approximately $4.9 million plus interest with respect to this contingent purchase price amount. We have advised Navigant Consulting that a number of the individuals listed on the schedule to the asset purchase agreement did not have an employment, consulting, contracting or other relationship with us on September 29, 2001. If Navigant Consulting initiates legal proceedings regarding this dispute, a decision against us could harm our financial results and financial position.

In June 2004, National Economic Research Associates, Inc., or NERA, and its parent company, Marsh & McLennan Companies, Inc., filed a complaint against us and one of our experts in the Superior Court Department of the Trial Court Business Litigation Session, Suffolk County, Commonwealth of Massachusetts. This action arises out of our hiring of professionals in March 2004 who were formerly employed by NERA in the United States and Europe. The complaint alleges that during and after his employment with NERA, this expert violated contractual commitments and fiduciary duties to NERA. The complaint further alleges that we interfered with NERA's contractual relations and advantageous business relationship, misappropriated confidential business information and goodwill, and engaged in unfair and deceptive trade practices. The complaint asks for unspecified damages and disgorgement of wrongful gain, invalidation of an indemnification agreement provided to this expert by us and contains a demand for a jury trial. In August 2004, we served a motion to dismiss the complaint with respect to the breach of contract, tortious interference with contractual relations and the unfair and deceptive trade practices counts, which motion the parties are currently briefing. We also filed our answer to the complaint. A decision against us in this case could harm our financial results and financial position.

Our projects typically involve complex analysis and the exercise of professional judgment. Many of our engagements involve matters that could have a severe impact on the client's business, cause the client to gain or lose significant amounts of money, or assist or prevent the client from pursuing desirable business opportunities. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages against us. We carry professional liability insurance to cover most of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the amounts in controversy or the impact on a client may substantially exceed the limits of our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability.

We are a party to certain legal proceedings arising out of the ordinary course of business, the outcomes of which individually or in the aggregate, in the opinion of management, would not have a material adverse effect on our business, financial position or results of operations.

FACILITIES

Our principal executive offices are located in a leased facility in Emeryville, California, consisting of approximately 41,000 square feet of office space, under an 8-year lease that expires in July 2010. This facility accommodates our principal administrative and finance operations. We also have a major office in Washington, D.C., where we lease approximately 55,000 square feet of office space, under a 10-year lease that expires in May 2011, and a major office in London, where we lease approximately 17,000 square feet of office space, under a 15-year lease that expires in March 2019. We occupy leased facilities in a total of 19 locations throughout the United States and in 10 locations in Canada, the United Kingdom, Belgium, Spain, France, South Korea, Australia, New Zealand and Argentina. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth our directors and executive officers. The table also sets forth their ages as of September 30, 2004.

Name	Age	Position

David J. Teece	56	Chairman of the Board of Directors
David P. Kaplan	49	President and Director
John C. Burke	66	Chief Financial Officer
Gary S. Yellin	53	Chief Accounting Officer
J. Geoffrey Colton	57	Director of Finance and Assistant Secretary
Marvin A. Tenenbaum	53	Vice President, General Counsel and Secretary
Tina M. Bussone	32	Director of Administration
Michael R. Gaulke	58	Director(1)(2)
Michael J. Jeffery	57	Director(1)(2)(3)
William W. Liebeck	49	Director(2)(3)
Ruth M. Richardson	53	Director(2)(3)
David T. Scheffman	60	Director
William J. Spencer	74	Director(1)(2)
Walter H.A. Vandaele	59	Director

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Corporate Governance Committee.

David J. Teece co-founded our business in 1988. He has served as our Chairman of the Board of Directors from the date of the management buyout of our business in September 2000. Dr. Teece served as the Chairman of LECG, Inc., our predecessor company, from its founding until it was acquired by Navigant Consulting, Inc. in August 1998. Dr. Teece has performed economic, business and financial consulting services in the capacity of an expert for our firm since the inception of our business, and he has been an economic, business and financial consultant for 30 years. Since 1982, Dr. Teece has been a Professor of Business Administration at the Haas School of Business at the University of California at Berkeley, where since 1994 he has directed the Institute of Management, Innovation and Organization. Dr. Teece has had teaching and research positions at Stanford University and Oxford University. He has authored over 150 publications in economics, business and technology strategy and has testified before Congress and government agencies on regulatory policy and competition policy. Dr. Teece has a PhD in Economics from the University of Pennsylvania. He also serves on the board of directors of the Atlas Family of Mutual Funds, the Atlas Insurance Trusts, Canterbury Limited and several other private entities.

David P. Kaplan has served as our President and a member of the Board of Directors since September 2000. From August 1998 to August 2000, Mr. Kaplan was employed by Navigant Consulting/LECG performing economic, business and financial consulting services. From 1985 to 1998, Mr. Kaplan was president of Capital Economics, an economic consulting firm he helped establish. Mr. Kaplan specializes in antitrust economics, including the analysis of numerous mergers, damage assessment in intellectual property matters, including, for example, those involving patents and trade secrets, and the analysis of damage issues related to general commercial litigation. He also is experienced in analyzing economic issues in matters involving possible class certification. Mr. Kaplan has testified as an economic expert in federal and state courts, before arbitration panels and before regulatory agencies including the Department of Justice, the Federal Trade Commission and the International Trade Commission. Mr. Kaplan also has testified before Congress on antitrust and competitive policy issues. Mr. Kaplan has served as a consultant to the Federal Trade Commission (Bureau of Economics), the Department of Justice and the Senate Judiciary Committee. He has published in the field of economics and teaches in the MBA program at Johns Hopkins University. He also has served as a Lecturer in Economics at George Mason University. Mr. Kaplan has a BA and MA in Economics from The George Washington University and a JD from The George Washington University National Law Center.

John C. Burke has served as our Chief Financial Officer since January 2003. Prior to joining us, Mr. Burke served as the Chief Financial Officer and Treasurer of Braun Consulting Inc. for approximately six years. Prior to his service at Braun Consulting, Mr. Burke served as a member of senior management of the public accounting firm of Grant Thornton LLP for twenty years holding the positions of Chairman of the firm for three years and Chicago Area Managing Partner for seven years. He is a Certified Public Accountant and has a BS in Accounting from the University of Notre Dame.

Gary S. Yellin has served as our Chief Accounting Officer since January 2003. Prior to joining us as an employee, Mr. Yellin consulted for us in a management capacity overseeing our accounting function from April 2002 through December 2002. Mr. Yellin performed similar duties in a consulting capacity for companies beginning in October 1997 through April 2002, as well as accounting litigation analysis from May 1999 through August 2002 with the law firm of Morrison Foerster, LLP. Mr. Yellin has taught Accounting at California State University at Hayward. He is a Certified Public Accountant and has a BA in Mathematics from the State University of New York at Binghamton and an MBA from California State University at Hayward.

J. Geoffrey Colton has served as our Director of Finance and Assistant Secretary since February 2003 and served as our Chief Financial Officer, Vice President and Secretary from June 2000 until January 2003. Prior to joining us, Mr. Colton served as Chief Financial Officer of T.Y. Lin International from April 1998 until March 2000. Mr. Colton also served as the Vice President of Finance for Kleinfelder, Inc. from October 1987 until March 1998. He has a BA in Political Science from San Francisco State University and an MBA from Golden Gate University.

Marvin A. Tenenbaum has served as our Secretary since February 2003 and our General Counsel and Vice President since January 2001. Prior to joining us, Mr. Tenenbaum was of counsel at the law firm of Sachnoff & Weaver from March 2000 to January 2001. From August 1998 until January 2000, Mr. Tenenbaum was the General Counsel of Operations at Navigant Consulting, Inc. and from October 1993 until August 1998, he was the General Counsel at Peterson Consulting LLC. Mr. Tenenbaum has a BA in Economics and a JD from Northwestern University.

Tina M. Bussone has served as our Director of Administration since April 2003. From September 2000 until this time, Ms. Bussone worked as our Manager of Administrative Operations. From September 1999 until August 2000, she was a Regional Operations Manager at Navigant Consulting, Inc., and from August 1998 until September 1999, she was the Office Coordinator of our Washington, D.C. office. Prior to joining us in August 1998, Ms. Bussone worked for a law firm in Washington, D.C. Ms. Bussone has a BS in Russian Area Studies from Georgetown University and a MBA from George Washington University.

Michael R. Gaulke has served on our Board of Directors since June 2003. Since June 1996, Mr. Gaulke has been the President and Chief Executive Officer of Exponent, Inc. (formerly known as Failure Analysis Associates), a publicly traded consulting firm of engineers and scientists which is best known in the litigation support marketplace for its expertise in products liability matters and for investigating accidents and failures. Mr. Gaulke has also served on the board of directors of Exponent,

Inc. since 1994. Mr. Gaulke is a member of the Board of Trustees of the Palo Alto Medical Foundation and a director of Cymer, Inc. He has a BS in Electrical Engineering from Oregon State University and an MBA from the Stanford Graduate School of Business.

Michael J. Jeffery has served on our Board of Directors since June 2003. Mr. Jeffery, presently retired, was the Treasurer and Head of the Markets Division for the Western Hemisphere and a member of the senior executive committee of Standard Chartered Bank from 1994 until 2001. Prior to his service at Standard Chartered Bank, Mr. Jeffery held senior executive financial and board of directors positions with Nikko Bank, Scandinavian Bank Group, and Finacorp SA New York. He has extensive, global experience in business and financial management, trading, sales and administration, including past service on the board of directors of Banque Scandinave en Suisse, the Private Capital Group, Banco Scandinavian Sul America and Scandinavian Pacific Limited.

William W. Liebeck has served on our Board of Directors since September 2000. Mr. Liebeck has been a partner of Thoma Cressey Equity Partners, Inc., a private equity investment firm, since June 1997. From June 1990 to July 1996, Mr. Liebeck was a partner at the private equity firm of Equivest Partners, Inc. Prior to that, he was a partner at Golder Thoma & Co., also a private equity firm. Mr. Liebeck currently serves as a director of several private companies. He has a BA in Economics from the University of California at Berkeley and an MBA from the Stanford Graduate School of Business.

Ruth M. Richardson has served on our Board of Directors since September 2003. The Honourable Ruth Richardson has been an international strategic and economic policy consultant since 1994. From 1990 to 1993, Ms. Richardson served as New Zealand's Minister of Finance. Miss Richardson was a member of the New Zealand Parliament from 1981 to 1994. She currently serves as a director of several private companies, including Jade Software Corporation. Ms. Richardson has also served as a member of the board of the Reserve Bank of New Zealand from 1999 to February 2004. She has extensive, global experience in business and financial management, corporate governance, privatizations and public sector and social policy reforms. She has lectured widely and has advised governments and governmental agencies throughout the world.

David T. Scheffman has served on our Board of Directors since September 2003 and previously served on our Board of Directors from September 2000 until June 2001, when he joined the Federal Trade Commission as Director of the Bureau of Economics. Dr. Scheffman has also been an expert and consultant at LECG since September 2003 and was previously employed as an expert and consultant with LECG from September 2000 until June 2001. From June 2001 until August 2003, Dr. Scheffman served as the Director of the Bureau of Economics at the Federal Trade Commission, and he previously served in a number of positions in the Bureau of Economics at the Federal Trade Commission from 1979 through 1988, including serving as its Director from 1985 through 1988. From August 1998 to September 2000, Dr. Scheffman was affiliated with LECG, through which he performed economic, business and financial consulting services. Dr. Scheffman is an adjunct Professor at the Owen Graduate School of Management at Vanderbilt University. Dr. Scheffman has authored many articles and books in industrial organization and antitrust economics, law and economics, and marketing and business strategy. Dr. Scheffman has a PhD in Economics from Massachusetts Institute of Technology and a BA in Mathematics and Economics from the University of Minnesota.

William J. Spencer has served on our Board of Directors since November 2002. He has been Chairman Emeritus of the International SEMATECH, a consortium of twelve semiconductor manufacturing companies from seven countries, since November 2000. From October 1997 to October 2000, Dr. Spencer was Chairman of the Board of SEMATECH. He also served as President and Chief Executive Officer of SEMATECH from November 1990 to October 1997. Dr. Spencer is a director of

Capital Group ICA, a privately held corporation, a member of the National Academy of Engineering, a Fellow of the Institute of Electrical and Electronics Engineers and serves on many advisory groups. Dr. Spencer held teaching positions at the University of California at Berkeley and the University of New Mexico. During 1997 and 1998, he was a member of the board of directors of LECG, Inc. prior to its acquisition by Navigant Consulting. Dr. Spencer has an MS in Mathematics and a PhD in Physics from Kansas State University.

Walter H.A. Vandaele has served on our Board of Directors since June 2001 and has been an expert with us since November 2000. From August 1998 to October 2000, Dr. Vandaele was a Senior Vice President of PHB Hagler Bailly, Inc., a subsidiary of Hagler Bailly, Inc. Dr. Vandaele also performed economic, business and financial consulting services at Putnam, Hayes & Bartlett, Inc. from June 1988 to August 1998. He has a Licentiaat in the Handels-en Financiële Wetenschappen from the University of Antwerp (University Faculties Saint Ignatius) (Belgium), a Doctorandus in Economics, University of Tilburg (the Netherlands) and a PhD and an MBA from the Graduate School of Business, University of Chicago.

BOARD OF DIRECTORS

Our board of directors currently consists of nine members.

There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

Our audit committee consists of Michael R. Gaulke, Michael J. Jeffery and William J. Spencer. The audit committee reviews and monitors our financial statements and internal accounting procedures, selects independent accountants and consults with and reviews the services provided by our independent accountants.

Our compensation committee consists of Michael R. Gaulke, Michael J. Jeffery, William W. Liebeck, Ruth M. Richardson and William J. Spencer. The compensation committee determines the compensation and benefits of our executive officers and administers our stock incentive plans and employee benefit plans.

Our corporate governance committee consists of Michael J. Jeffery, William W. Liebeck and Ruth M. Richardson. The corporate governance committee recommends prospective director nominees to the board of directors for the next annual meeting of stockholders, develops and recommends to the board of directors governance principles applicable to us, oversees the evaluation of the board of directors and management and recommends to the board of directors nominees for each committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

We reimburse our non-employee directors for their expenses incurred in connection with attending board and committee meetings, and these directors, except for William W. Liebeck, receive a quarterly retainer of $4,000, an additional $2,000 for each regularly scheduled quarterly meeting of the board attended and $1,000 for each meeting of a committee attended. In addition, each of these directors receives $1,000 for each special meeting of the board attended, and the chairperson of each committee receives an additional $1,000 for each committee meeting attended. Each non-employee director who joins our board will receive a nondiscretionary, automatic grant of an option to purchase 15,625 shares of our common stock upon joining our board. In addition, each non-employee director, other than William W. Liebeck, will receive a yearly nondiscretionary, automatic grant of an option to purchase 4,688 shares of our common stock, which vest one year after grant, pursuant to our 2003 Stock Option Plan. Certain directors also act in an expert capacity for us and receive compensation for their work as experts. See "Related party transactions."

EXECUTIVE COMPENSATION

The following table summarizes the compensation earned for services rendered to us in all capacities for the years indicated by our Chairman of the Board (acting in a capacity similar to a chief executive officer) and our four other most highly paid executive officers whose salary and bonus exceeded $100,000 in 2003. These executives are referred to as the named executive officers elsewhere in this prospectus:

Summary compensation table

Long-term compensation
Annual compensation
				Securities underlying options	All other compensation
Name and principal position	Year	Salary	Bonus

David J. Teece Chairman of the Board	2003 2002	$200,000 125,000	$354,840 100,000	46,875 —	$1,850,385 1,508,607	(1)(3) (1)
David P. Kaplan President	2003 2002	$200,000 125,000	$354,840 100,000	46,875 —	$2,236,336 2,451,058	(1)(3) (1)
Marvin A. Tenenbaum General Counsel, Vice President and Secretary	2003 2002	$300,000 270,000	$100,000 45,000	15,625 —	— —
John C. Burke Chief Financial Officer	2003	$240,545	$150,000	68,750	—
Gary S. Yellin Chief Accounting Officer	2003	$190,000	$75,000	31,250	$13,625	(2)

(1)
Represents amounts paid to the named executive officer in his or her capacity as an expert and for a percentage of the professional fees on projects secured by this named executive officer, for services provided in the years indicated and prior periods, provided these services were billed and collected by us.
(2)
Represents fees paid to Mr. Yellin in his capacity as a consultant.
(3)
Includes $50,000 for Dr. Teece and $25,000 for Mr. Kaplan for interest earned in 2003 for deferred compensation payable to them.

Option grants in last fiscal year

The following table sets forth each grant of stock options granted to each named executive officer during 2003, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The assumed 5% and 10% rates of stock appreciation are based on the closing price on December 31, 2003 of $22.89 per share.

	Individual grants
		Percent of total options granted pursuant to option plan(1)
					Potential realizable value at assumed annual rates of stock price appreciation for option term
			Exercise price per share
	Number of securities underlying options granted
Name				Expiration date	5%	10%

David J. Teece	46,875	5.27%	$16.00	10/12/2013	$997,753	$2,033,005
David P. Kaplan	46,875	5.27%	$16.00	10/12/2013	$997,753	$2,033,005
Marvin A. Tenenbaum	9,375	1.05%	$16.00	2/14/2013	$199,551	$406,601
	6,250	0.70%	$16.00	10/12/2013	$133,034	$271,067
John C. Burke	46,875	5.27%	$16.00	1/31/2013	$997,753	$2,033,005
	12,500	1.41%	$16.00	10/12/2013	$266,067	$542,135
	9,375	1.05%	$20.65	11/24/2013	$155,863	$362,913
Gary S. Yellin	15,625	1.76%	$16.00	1/31/2013	$332,584	$677,668
	15,625	1.76%	$16.00	10/12/2013	$332,584	$677,668

(1)
Percentages represent options granted to the named executive officers as a percent of all options granted pursuant to our 2000 Incentive Plan and 2003 Stock Option Plan during fiscal 2003.

In 2003, we granted options to purchase up to an aggregate of 888,923 shares to employees, directors and consultants. Option shares generally vest over four to seven years.

Aggregate option exercises and option values

The following table describes for the named executive officers the number and value of securities underlying exercisable and unexercisable options held by them as of December 31, 2003.

The value realized is based on a fair value of the underlying stock at the time of exercise of $14.40 per share, less the per share exercise price, multiplied by the number of shares issued. The value of unexercised in-the-money options at December 31, 2003 is based on the closing price at December 31, 2003 of $22.89 per share, less the per share exercise price, multiplied by the number of shares issuable. All options were granted under our 2000 Incentive Plan except for 9,375 options issued under our 2003 Stock Option Plan.

			Number of securities underlying unexercised options at December 31, 2003
					Value of unexercised in-the-money options at December 31, 2003
	Number of shares acquired on exercise
Name		Value realized	Exercisable	Unexercisable	Exercisable	Unexercisable

David J. Teece	140,625	$1,593,000	468,750	46,875	$8,228,750	$322,875
David P. Kaplan	—	—	577,148	55,664	$10,376,773	$497,039
Marvin A. Tenenbaum	—	—	31,250	31,250	$619,250	$417,250
John C. Burke	—	—	13,021	55,729	$89,688	$340,175
Gary S. Yellin	—	—	—	31,250	—	$215,250

EMPLOYMENT CONTRACTS AND SEVERANCE PAYMENTS

David J. Teece is entitled to receive severance payments for a period of six months at a rate equal to his then current base salary in the event he is terminated without cause pursuant to a senior management agreement with us. These severance payments may be extended by an additional six months in exchange for the extension of the non-competition covenants of Dr. Teece for an additional six months.

David P. Kaplan is entitled to receive severance payments totaling $250,000 payable over twelve months in the event he is terminated without cause pursuant to a senior management agreement with us. These senior management agreements are described in the section of this prospectus entitled "Related party transactions."

John C. Burke is entitled to receive severance payments for a period of four months at a rate equal to his then current base salary and prior year's bonus payable over four months in the event he is terminated without cause pursuant to his employment offer letter with us. We must also provide Mr. Burke with 60 days prior written notice of any such termination without cause.

BENEFIT PLANS

2000 Incentive Plan

Our 2000 Incentive Plan was adopted by our board of directors and our stockholders in September 2000. Our 2000 Incentive Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants. As of September 30, 2004, 755,593 shares of common stock had been issued pursuant to the exercise of options and options to purchase 3,975,473 shares were outstanding under the 2000 Incentive Plan. Following our initial public offering, the 2000 Incentive Plan terminated, and we do not grant any additional stock options under our 2000 Incentive Plan.

–>
Administration of the 2000 Incentive Plan.    Our board of directors administers the 2000 Incentive Plan. The board of directors has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to each option, the exercisability of the options and the form of consideration payable upon exercise.

–>
Exercisability of options following termination.    After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for 30 to 90 days. However, an option may never be exercised later than the expiration of its ten-year term.

–>
Effect of changes in capitalization.    The number of shares of common stock reserved under our 2000 Incentive Plan will be proportionately increased or decreased for any increase or decrease in the number of shares in any recapitalization, reclassification, split, combination, dividend or other distribution payable in stock.

–>
Adjustments upon a change of control.    If a successor corporation refuses to assume or substitute for outstanding options in a change of control, then the 2000 Incentive Plan provides that either all outstanding options shall immediately vest and become exercisable for a period of 15 days preceding the change of control or the board of directors may elect, in its sole discretion, to cancel any outstanding options and cause us to pay the holder of such options an amount in cash or securities equal to price paid to the holders of common stock in the change of control less the exercise price.

2003 Stock Option Plan

Our board of directors approved the 2003 Stock Option Plan in September 2003, and our stockholders approved the 2003 Stock Option Plan in November 2003. As of September 30, 2004, no shares of common stock had been issued pursuant to the exercise of options, options to purchase 2,116,725 shares were outstanding, and 383,275 shares were available for future grant under the 2003

Stock Option Plan. Our 2003 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

–>
Number of shares of common stock available under the 2003 Stock Option Plan.    Our 2003 Stock Option Plan provides for annual increases in the number of shares available for issuance under our 2003 Stock Option Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of:

–>
4% of the outstanding shares of common stock on the first day of our fiscal year;

–>
1,250,000 shares; or

–>
a lesser amount as our board of directors may determine.

–>
Administration of the 2003 Stock Option Plan.    Our board of directors or a committee of our board administers the 2003 Stock Option Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will be our compensation committee. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

–>
Options.    The administrator determines the exercise price of options granted under the 2003 Stock Option Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 1,000,000 shares.

After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for one to three months. However, an option may never be exercised later than the expiration of its term.

–>
Stock purchase rights.    Stock purchase rights, which represent the right to purchase our common stock, may be issued under our 2003 Stock Option Plan. The administrator determines the purchase price of stock purchase rights granted under our 2003 Stock Option Plan. Unless the administrator determines otherwise, a restricted stock purchase agreement, an agreement between us and the recipient which governs the terms of stock purchase rights, will grant us a repurchase option that we may exercise upon the termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

–>
Transferability of options and stock purchase rights.    Our 2003 Stock Option Plan generally does not allow for the transfer of options or stock purchase rights, and only the optionee may exercise an option and stock purchase right during his or her lifetime.

–>
Adjustments upon merger, asset sale or other change in control.    Our 2003 Stock Option Plan provides that in the event of our merger with or into another corporation, a sale of substantially all of our assets or other change of control (as defined in the 2003 Stock Option Plan), the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, all options and stock purchase rights shall immediately vest and the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

–>
Amendment and termination of our 2003 Stock Option Plan.    Our 2003 Stock Option Plan will automatically terminate in 2013, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2003 Stock Option Plan provided it does not adversely affect any option or stock purchase right previously granted under it. Amendments will be subject to stockholder approval to the extent required by law.

2003 Employee Stock Purchase Plan

Our board of directors approved the 2003 Employee Stock Purchase Plan in September 2003, and our stockholders approved the Purchase Plan in November 2003. A total of 950,000 shares of our common stock has been reserved for issuance under the purchase plan, 76,771 shares of which have been issued as of September 30, 2004.

–>
Number of shares of common stock available under the 2003 Employee Stock Purchase Plan.    Our 2003 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2003 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2004, equal to the lesser of:

–>
1.5% of the outstanding shares of our common stock on the first day of the fiscal year;

–>
500,000 shares; or

–>
a lesser amount as our board of directors may determine.

–>
Administration of the 2003 Employee Stock Purchase Plan.    Our board of directors or a committee of our board administers the 2003 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2003 Employee Stock Purchase Plan and determine eligibility.

–>
Eligibility to participate.    All of our employees and employees of designated subsidiaries are eligible to participate in the 2003 Employee Stock Purchase Plan if they are customarily employed for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the 2003 Employee Stock Purchase Plan if that employee:

–>
immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

–>
accrues rights to purchase stock under all of our employee stock purchase plans at a rate that exceeds $25,000 worth of stock for each calendar year.

–>
Offering periods and contributions.    Our 2003 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period consists of four 6-month purchase periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which commenced on November 14, 2003 and will end on the first trading day on or after November 1, 2005.

Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes only a participant's base salary, wages, commissions, shift premium and overtime but excludes all other compensation. A participant may purchase a maximum of 10,000 shares during a six-month purchase period.

–>
Purchase of shares.    Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or on the last day of a purchase period. If the fair market value on the last day of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be returned their payroll deductions to date. Participation ends automatically after termination of employment with us; however, a participant's accumulated payroll deductions at the time of termination will be used to purchase shares on the next purchase date provided such purchase date is within three months of such participant's termination of employment.

–>
Transferability of rights.    A participant may not transfer rights granted under the 2003 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

–>
Adjustments upon merger or change in control.    In the event of a merger with or into another corporation or change in control, a successor corporation may assume or substitute each outstanding purchase option. If the successor corporation refuses to assume or substitute for the outstanding purchase options, the offering periods then in progress will be shortened, and a new exercise date will be set. In this event, the administrator will provide notice of the new exercise date to each participant at least 10 business days before the new exercise date.

–>
Amendment and termination of the purchase plan.    The administrator has the authority to amend or terminate our 2003 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2003 Employee Stock Purchase Plan, no action may adversely affect any outstanding rights to purchase stock under our 2003 Employee Stock Purchase Plan. Amendments will be subject to stockholder approval to the extent required by law.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant may contribute to the 401(k) Plan, through payroll deductions, up to a statutorily prescribed annual limit of $13,000 in 2004, subject to statutory limitations imposed by the Internal Revenue Service. Through 2003, we generally matched contributions of participants up to $6,000 per year. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

Deferred Compensation Plan

We have adopted a deferred compensation plan pursuant to which participants may elect to defer receipt of a portion of their cash or equity compensation. Under such a deferred compensation plan, participants may defer a portion of their project origination fees, expert fees, base annual salaries, bonuses, qualifying stock option gains and/or other compensation.

Deferred amounts would be credited or debited based on the return of mutual funds made available under the deferred compensation plan and selected by the participant or in the context of deferred qualifying stock option gains, deferred amounts would be credited or debited based on the return from our Stock Unit Fund. We do not match amounts that participants have elected to defer under the deferred compensation plan.

Deferred payments, including amounts credited or debited, would generally be payable beginning:

–>
upon termination of service;

–>
upon death, payable to one or more designated beneficiaries; or

–>
upon retirement, as defined in the deferred compensation plan.

Participants whose employment is terminated ordinarily would receive their deferred payment in a lump sum, but the committee administering the deferred compensation plan may elect to pay such deferred payments in annual installments for up to five years. In the case of terminations following a change of control of us, however, such participants would receive their deferred payments in a lump sum. Beneficiaries of participants who die would receive their deferred payment in a lump sum. Participants who retire may elect to receive their deferred payment in a lump sum or in annual installments for up to 15 years.

Participants may also elect to receive their deferred payments earlier through an in-service distribution, an elective withdrawal or a designated distribution, pursuant to the terms of the deferred compensation plan.

Related party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

–>
the amounts involved exceeded or will exceed $60,000; and

–>
a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders.

GENERAL

In our ordinary course of business, we enter into transactions with some of our directors and officers. We believe that each of these transactions has been on terms no less favorable for us than we could have obtained in a transaction with an independent third party.

EXPERT AND SENIOR MANAGEMENT AGREEMENTS

We are party to expert agreements with Walter H.A. Vandaele, a director, David T. Scheffman, a director, David J. Teece, our Chairman of the Board of Directors, and David P. Kaplan, a director and our President. These agreements are terminable at will by either party and do not contain restrictions on competition after termination. Pursuant to these agreements, these experts provide expert services on our behalf in consideration for a cash payment generally equal to the sum of the amount of fees collected by us for the hours billed by this person and a percentage (up to 14%) of staff fees collected by us on projects secured by this person. We are also required to pay to Mr. Kaplan $58,333 per month, and collected fees for billings and projects secured by Mr. Kaplan will be deducted against this amount; we are required to pay to Dr. Vandaele $41,666 per month, and collected fees for billings and projects secured by Dr. Vandaele are deducted against this amount; and we are required to pay Dr. Scheffman $20,000 per month, and collected fees for billings and projects secured by Dr. Scheffman are deducted against this amount. In addition, Dr. Scheffman received a $1.0 million sign-on bonus payable in two installments.

In September 2000, we entered into a senior management agreement with David J. Teece, our Chairman of the Board of Directors, providing for among other things, Dr. Teece's compensation as an expert and our Chairman of the Board of Directors. Dr. Teece's base annualized salary as our Chairman of the Board of Directors was $175,000 for the six month period starting January 1, 2003 and ending June 30, 2003 and increased to $225,000 for the six month period starting July 1, 2003 and ending December 31, 2003. Effective January 1, 2004, Dr. Teece's annual salary is $225,000. In addition, Dr. Teece met the criteria for a performance bonus of $354,840 based on LECG achieving specified revenue and earnings before equity-based compensation charges, interest, taxes, depreciation and amortization, or Adjusted EBITDA, targets for 2003. Dr. Teece's agreement recognizes that his time availability and commitment to us must accommodate his position as a part-time faculty member at the University of California at Berkeley, and the University's regulations regarding conflict of commitment. Dr. Teece is not required to spend more than 50% of his business or professional time on our affairs or provide services on engagements. In addition, Dr. Teece is entitled to $500,000 related to services he rendered in connection with our September 29, 2000 management buyout. Such amount has been earned by Dr. Teece and is not contingent on his continued employment with LECG. Accordingly, $500,000 was expensed in the fiscal period ended December 31, 2000. Such amount was paid in February 2004, as the criteria of achieving at least $20.0 million of Adjusted EBITDA in any fiscal year was met in 2003. The $500,000 due to Dr. Teece had been accruing interest at a rate of 10% per year since September 29, 2000 until paid. We are obligated to provide him with two executive assistants at our expense. The senior management agreement does not have a specified term and is terminable at will.

If Dr. Teece's services as the Chairman of the Board of Directors are terminated by us without cause, Dr. Teece will be entitled to severance payments for a six-month period following termination at his then annual base salary rate, which period may be extended by an additional six months in exchange for a six-month extension of the non-competition covenants of Dr. Teece. Dr. Teece is generally prohibited from managing or controlling a competitive business to ours that has annual revenues greater than $5.0 million during the twelve-month period following his termination, which period is reduced to six months in the event he is terminated by us without cause; however, Dr. Teece may act as an expert in a non-managerial control position. In addition, Dr. Teece is prohibited from soliciting certain of our clients and staff during the twelve-month period following his termination.

In September 2000, we entered into a senior management agreement with David P. Kaplan, our President. In September 2003, we entered into an amended and restated senior management agreement with Mr. Kaplan, providing for among other things, Mr. Kaplan's compensation as an expert, as previously described, and as our President. Mr. Kaplan's base annualized salary as our President was $175,000 for the six-month period starting January 1, 2003 and ending June 30, 2003 and increased to $225,000 for the six-month period starting July 1, 2003 and ending December 31, 2003. Effective January 1, 2004, Mr. Kaplan's annual salary is $225,000. In addition, Mr. Kaplan met the criteria for a performance bonuses of $354,840 based on LECG achieving specified Adjusted EBITDA targets for 2003. In addition, Mr. Kaplan is entitled to $250,000 related to services he rendered in connection with our September 29, 2000 management buyout. Such amount has been earned by Mr. Kaplan and is not contingent on his continued employment with LECG. Accordingly, $250,000 was expensed in the fiscal period ended December 31, 2000. Such amount was paid in February 2004, as the criteria of achieving at least $20.0 million of Adjusted EBITDA in any fiscal year was met in 2003. The $250,000 due to Mr. Kaplan had been accruing interest at a rate of 10% per year since September 29, 2000 until paid. Mr. Kaplan is also eligible for benefits generally available to our other executive and managerial employees, and we are obligated to provide him with one executive assistant at our expense. The senior management agreement does not have a specified term and is terminable at will. If Mr. Kaplan's services as the President are terminated by us without cause, Mr. Kaplan will be entitled to severance payments totaling $250,000 payable over a 12-month period following termination. Mr. Kaplan is generally prohibited from managing or controlling a competitive business to ours that has annual revenues greater than $5.0 million during the twelve-month period following his termination; however, Mr. Kaplan may act as an expert in a non-managerial control position. In addition, Mr. Kaplan is prohibited from soliciting certain of our clients and staff during the twelve-month period following his termination.

Pursuant to their respective agreements, during 2001, we paid Dr. Teece, Mr. Kaplan and Dr. Vandaele, each of whom is a director and in the case of Dr. Teece and Mr. Kaplan, executive officers, $2,329,172, $1,832,146, and $1,224,263, respectively, for expert services and project origination fees. During 2002, we paid Dr. Teece, Mr. Kaplan and Dr. Vandaele, $1,508,607, $2,451,058 and $2,068,500 respectively, pursuant to these agreements for expert services and project origination fees. During 2003, we paid Dr. Teece, Mr. Kaplan, Dr. Vandaele and Dr. Scheffman, one of our directors, $1,800,385, $2,211,336, $1,647,026 and $191,308, respectively, for expert services and project origination fees.

OTHER AGREEMENTS

Pursuant to an agreement with David Teece, our Chairman of the Board, we pay the project origination fees otherwise owing to Dr. Teece to Enterprise Research, Inc., a corporation in which Dr. Teece has a 40% equity position. In identifying the compensation paid to Dr. Teece, we have included the $721,609 and $1,008,188 amounts paid to this corporation for project origination fees in 2002 and 2003, respectively, representing the contractual percentage (typically 14%) applied to professional staff revenue recognized on engagements secured by the expert.

COMMON STOCK ISSUANCES PURSUANT TO BUY-SELL AGREEMENT

We and some of our stockholders are parties to a buy-sell agreement, effective as of September 29, 2000, which provides, in part, that we as well as certain stockholders have the right to repurchase the unvested shares of restricted common stock issued under the buy-sell agreement at original cost if one or more specified conditions are met. The repurchase provision with respect to vested shares was terminated upon the conversion from an LLC to a C corporation and the completion of the initial public offering. The vesting restrictions on the common stock issued under the buy-sell agreement and the repurchase provision for unvested shares remain in effect. The following directors and executive officers are parties to the buy-sell agreement: David J. Teece, David P. Kaplan, J. Geoffrey Colton, Marvin A. Tenenbaum and Walter H. A. Vandaele.

In October 2000, we issued to each of David J. Teece, our Chairman of the Board of Directors, and David P. Kaplan, our President, 525,000 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Dr. Teece and Mr. Kaplan are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Dr. Teece and Mr. Kaplan are subject to a right of repurchase in our favor, which lapses (i) at a rate of 25% per year commencing on September 29, 2001 and on the next three anniversary dates thereafter subject to the continued services to us by Dr. Teece and Mr. Kaplan, with respect to 50% of the shares of common stock subject to the agreement, (ii) at a rate of 25% per year commencing on December 31, 2001 based upon the achievement of individual billing goals with respect to 25% of the shares subject to the agreement, and (iii) at a rate of 25% per year commencing on December 31, 2001, in the event we achieve our goals as stated in our annual business plan. In December 2002, our Board of Directors accelerated the vesting of 1,025,679 restricted common shares. Included in such acceleration was 328,125 shares for each of Dr. Teece and Mr. Kaplan. All 525,000 shares owned by each of Dr. Teece and Mr. Kaplan are fully vested and no shares remain subject to our right of repurchase.

In October 2000, we issued J. Geoffrey Colton, our Director of Finance, 23,438 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Mr. Colton are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Mr. Colton are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to Mr. Colton's continued services to us on these dates. All 23,438 shares owned by Mr. Colton are fully vested and no shares remain subject to our right of repurchase.

In October 2000, we issued Walter H.A. Vandaele, a director, 37,500 shares of restricted common stock at a price of $0.01 per share. The shares of restricted common stock issued to Dr. Vandaele are subject to the buy-sell agreement. The buy-sell agreement provides that the shares owned by Dr. Vandaele are subject to a right of repurchase in our favor, which lapses at a rate of 25% per year commencing on September 30, 2001 and on the next three anniversary dates thereafter, subject to

Dr. Vandaele's continued services to us on these dates. All 37,500 shares owned by Dr. Vandaele are fully vested and no shares remain subject to our right of repurchase.

The stockholders that are a party to the buy-sell agreement, including the foregoing directors and named executive officers, are entitled to certain registration rights. See "Shares eligible for future sale—Registration rights."

PERFORMANCE STOCK OPTION ISSUANCES

In October 2001, we issued David J. Teece, our Chairman of the Board of Directors, and David P. Kaplan, our President, options to purchase 468,750 shares of our common stock, respectively, at an exercise price of $5.33 per share. The options have a 7-year cliff vesting period subject to acceleration upon the occurrence of certain events. Specifically, the options fully vest and become immediately exercisable before the 7th year anniversary of the grant date if the holders of our Redeemable Class A preferred units achieve the minimum return threshold, which is equal to four times the aggregate purchase price paid by the holders of our Redeemable Class A preferred units for both Redeemable Class A preferred units and common units that were originally issued in September and October 2000. The holders of our Redeemable Class A preferred units will have achieved the minimum return threshold if any of the following occurs: the total amount of all dividends on the Redeemable Class A preferred units that have accrued at a rate of 8% per annum, compounded quarterly, from the date of issuance together with any dividends on the common units and other distributions to common unitholders equals the minimum return threshold; or the total amount received by the holders of Redeemable Class A preferred units in a sale or exchange of the Redeemable Class A preferred units and common units equals the minimum return threshold; or the sum of (i) the amount received by the holders of Redeemable Class A preferred units pursuant to a mandatory redemption of the Redeemable Class A preferred units in connection with and immediately following an initial public offering, plus (ii) the average closing price of our common stock over a period of twenty consecutive trading days following an initial public offering multiplied by the total number of shares of common stock held by the holders of Redeemable Class A preferred units equals the minimum return threshold; or the combined value of (i) the dividends and distributions, and (ii) the amount received in a sale or exchange and/or the amount received in an initial public offering as described above, equals the minimum return threshold.

Pursuant to the terms of these options, each such option became fully exercisable in December 2003.

OTHER RECENT STOCK OPTION GRANTS

In May 2004, the board of directors granted non-qualified stock options to purchase 750,000 shares of our common stock at an exercise price of $21.85 per share, to each of Dr. Teece and Mr. Kaplan. The options have a 8 2/3-year cliff vesting period from the date of grant, subject to pro-rata acceleration upon the occurrence of death or disability.

In 2004, each of our non-employee directors other than Mr. Liebeck received an option to purchase 7,500 shares of our common stock, which cliff vest one year from the date of grant.

ACCELERATED VESTING OF STOCK OPTIONS AND SHARES OF RESTRICTED STOCK

In December 2002, the board of directors authorized the acceleration of the vesting of 846,792 stock options held by 45 experts, including 82,031, 49,805 and 13,673 stock options held by Dr. Teece, Mr. Kaplan and Dr. Vandaele, respectively. In December 2002, the board of directors authorized the acceleration of the vesting of 1,025,679 shares of restricted stock held by 17 experts, including 328,125 and 328,125 shares of restricted stock held by Dr. Teece and Mr. Kaplan, respectively. These accelerated options and restricted shares are subject to a lock-up agreement under which the shares underlying the options and the restricted shares cannot be sold until such time as the options and restricted shares would have otherwise vested absent the acceleration.

COMMON UNIT AND PREFERRED UNIT ISSUANCES

Prior to our initial public offering, there was a series of integrated reorganization transactions, including an equity exchange transaction by the members of LECG Holding Company, LLC. Upon the effectiveness of the equity exchange transaction, each Redeemable Class A preferred unit was redeemed subsequent to the initial public offering at the rate of $1,000 per unit, which is the original stated value of each such unit, plus cumulative dividends that had accrued through the date of the initial public offering at a rate of 8% per annum, compounded quarterly, pursuant to the terms established on the date of issuance. The participants in these transactions included persons who at that time were executive officers, directors or as a result of the transaction became holders of more than 5% of our securities and their affiliated entities.

PREFERRED CLASS A REDEMPTION AND PAYMENT OF PREVIOUSLY TAXED EARNINGS OF LECG HOLDING COMPANY, LLC

Following our initial public offering, we used $40.7 million of the proceeds of the offering to redeem all preferred Class A units, $14.1 million to pay previously taxed earnings ("PTI") and $1.3 million to pay estimated taxes for the period ending November 13, 2003 of LECG Holding Company, LLC. The following represents amounts paid to executive officers, directors and affiliates to redeem their preferred shares and for their portions of PTI and estimated taxes:

Investor	Redeemable Class A preferred units including accrued dividend shares	Redemption payment	PTI payment	Estimated LLC taxes

Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P.	19,776.984	$19,776,984	$5,453,420	$577,630
David J. Teece	3,946.917	$3,946,917	$1,811,265	$154,517
David P. Kaplan	1,274.750	$1,274,750	$865,023	$84,249
J. Geoffrey Colton	110.416	$110,416	$55,812	$8,167
Walter H.A. Vandaele	1,275.933	$1,275,933	$392,428	$45,172
Marvin A. Tenenbaum	63.796	$63,796	$17,591	$1,862

Total paid to officers, directors and affiliates		$26,448,796	$8,595,539	$871,597

INDEMNIFICATION AGREEMENTS OF OFFICERS AND DIRECTORS

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have indemnification agreements for our directors and officers. For further information, see "Description of capital stock—Limitations of liability and indemnification matters."

LOAN GUARANTY

In June 2002, we entered into an amendment to our credit agreement with our lenders and borrowed an additional $5.0 million under our existing term loan. Thoma Cressey Fund VII, L.P., our largest stockholder, guaranteed our obligations up to $5.0 million for the benefit of our lenders and the administrative agent under the loan with respect to our borrowing of an additional $5.0 million. Dr. Teece, our Chairman of the Board of Directors, guaranteed our obligations up to $2.5 million, for the benefit of Thoma Cressey Fund VII, L.P. with respect to our borrowing of an additional $5.0 million. We reimbursed Thoma Cressey Fund VII, L.P. and Dr. Teece $37,000 for all legal expenses incurred by them associated with the guarantees and the related transactions. In addition, we paid a commitment fee of $400,000 to Thoma Cressey Fund VII, L.P., of which $200,000 was required to be paid to Dr. Teece by Thoma Cressey Fund VII, L.P. In March 2003, we amended and restated our credit facilities with our lenders, and the guarantees are no longer in effect.

LOANS FROM MANAGEMENT

In August 2002, David J. Teece, our Chairman, and Walter H.A. Vandaele, a director, loaned us $200,000 and $500,000, respectively, and in September 2002, Dr. Teece and Dr. Vandaele loaned us $2.0 million and $500,000, respectively. We repaid all amounts loaned to us by Drs. Teece and Vandaele within a few days of the making of such loans. In November 2002, Dr. Teece also committed to provide us up to $2.0 million through March 31, 2003, at an interest rate of prime rate plus 3.5% for any borrowed amounts. No borrowings were made by us from Dr. Teece under this commitment.

REIMBURSEMENT OF LEGAL FEES AND COSTS

We have agreed to reimburse Thoma Cressey Fund VII, L.P., our largest stockholder, for the reasonable legal fees and costs it incurs in matters related to us and the transactions we consummate. We reimbursed TCEP/LECG Funding Corporation, which at the time was an affiliate of Thoma Cressey Fund VII, L.P., $65,612, $51,852 and $0 for legal fees and costs incurred by them in 2002, 2003 and the nine months ended September 30, 2004, respectively.

Pursuant to the terms of our Registration Rights Agreement, we have agreed to pay certain fees and expenses, including legal fees, incurred by our selling stockholders in connection with this offering. We expect these reimbursed fees and expenses to be approximately $100,000.

Principal and selling stockholders

The following table sets forth information about the beneficial ownership of our common stock on September 30, 2004, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

–>
each person known to us to be the beneficial owner of more than 5% of our common stock;

–>
each named executive officer;

–>
each of our directors;

–>
all of our executive officers and directors as a group; and

–>
each stockholder that is selling shares in this offering.

Unless otherwise noted below, the address of each beneficial owner listed on the tables is c/o LECG Corporation, 2000 Powell Street, Suite 600, Emeryville, California 94608. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 22,439,134 shares of common stock outstanding on September 30, 2004.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares beneficially owned prior to the offering			Shares beneficially owned after the offering
			Shares to be sold in the offering
Beneficial owner	Number	Percent		Number	Percent

5% Stockholders
Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P.(1)	5,037,500	22.4%	2,518,750
Ronald Baron and affiliated entities(2)	2,326,000	10.4%	—	2,326,000	10.4%
Wasatch Advisors, Inc.(3)	1,213,824	5.4%	—	1,213,824	5.4%
Other Selling Stockholders
**			**(20)
Directors and Named Executive Officers
David J. Teece(4)(5)	1,863,656	8.1%	**(20)
David P. Kaplan(5)(6)	1,398,044	6.1%	**(20)
J. Geoffrey Colton(7)	62,317	*	—	62,317	*
Marvin A. Tenenbaum(8)	63,209	*	—	63,209	*
Walter H.A. Vandaele(9)	412,427	1.8%	—	412,427	1.8%
John C. Burke(10)	32,984	*	—	32,984	*
Gary S. Yellin(11)	11,294	*	—	11,294	*
Tina M. Bussone(12)	5,255	*	—	5,255	*
Michael R. Gaulke(13)	7,782	*	—	7,782	*
Michael J. Jeffery(14)	4,882	*	—	4,882	*
William J. Spencer(15)	4,882	*	—	4,882	*
Ruth M. Richardson(16)	4,231	*	—	4,231	*
William W. Liebeck(17)	5,043,400	22.5%	2,518,750
David T. Scheffman(18)	58,593	*	—	58,593	*
All directors and executive officers as a group (14 people)(19)	8,972,956	37.8%	**(20)

*
Less than one percent
**
To be provided by amendment

(1)
Thoma Cressey Fund VII, L.P. ("Fund VII") holds directly 4,960,023 shares of our common stock and Thoma Cressey Friends Fund VII, L.P. ("Friends Fund VII") holds directly 77,477 shares of our common stock. TC Partners VII, L.P. ("TC Partners"), as the general partner to both Fund VII and Friends Fund VII, may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to own beneficially the shares held by Fund VII and Friends Fund VII. Thoma Cressey Equity Partners, Inc. ("Partners, Inc."), as the general partner of TC Partners, may, for purposes of Rule 13d-3, be deemed to own beneficially the shares held by Fund VII and Friends Fund VII. Carl D. Thoma is the sole stockholder of Partners, Inc. and accordingly possesses voting and dispositive power over all of the shares owned by the Thoma Cressey entities. The address for Mr. Thoma and the Thoma Cressey entities is One Embarcadero Center, Suite 2930, San Francisco, California, 94111.

(2)
Ronald Baron owns a controlling interest in Baron Capital Group, Inc. ("BCG"). BAMCO, Inc. ("BAMCO") and Baron Capital Management, Inc. ("BCM") are subsidiaries of BCG. Ronald Baron, BCG, BAMCO and BCM beneficially own an aggregate of 2,326,000 shares of our common stock. Ronald Baron and BCG, each, beneficially own 2,326,000 shares of our common stock, BAMCO beneficially owns 2,319,500 shares of our common stock and BCM beneficially owns 6,500 shares of our common stock. Ronald Baron and BCG disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than Ronald Baron and BCG. BAMCO and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates. The address for Ronald Baron, BCG, BAMCO and BCM is 767 Fifth Avenue, New York, NY 10153.

(3)
The address for Wasatch Advisors Inc. is 150 Social Hall Avenue, Salt Lake City, UT 84111.

(4)
Includes 325,000 shares held by the Teece Irrevocable Trust No. 3 U/A/D 10/14/97, 148,829 shares of common stock held by the Teece Family Millennium Trust, 123,047 shares of common stock held by the Flex Trust u/t/d February 5, 2003 and 16,625 shares of common stock held by the Teece Family Foundation.

The sole trustee of the Teece Irrevocable Trust No. 3 U/A/D 10/14/97 is Norman J. Laboe. The beneficiaries of the Teece Irrevocable Trust No. 3 U/A/D 10/14/97 are the four minor children of Dr. Teece. The co-trustees of the Teece Family Millennium Trust are Norman J. Laboe and U.S. Trust Company of Delaware. The beneficiaries of the Teece Family Millennium Trust are the four minor children of Dr. Teece, the grandchildren and more remote descendants of Dr. Teece, and the Teece Family Foundation, a private charitable foundation. Dr. Teece disclaims beneficial ownership of these shares, including shares subject to underlying options, except to the extent of his pecuniary interest therein.

The sole trustee of the Flex Trust u/t/d February 5, 2003 is Norman J. Laboe. The beneficiaries of the Flex Trust u/t/d February 5, 2003 are Dr. Teece, the descendants of Dr. Teece and the Teece Family Foundation, a private charitable foundation.

The board of directors of the Teece Family Foundation consists of Dr. Teece, his spouse, Leigh Teece, and one other individual, who collectively possess voting and dispositive power over all of the shares owned by the Teece Family Foundation. Dr. Teece disclaims beneficial ownership of these shares, including shares subject to underlying options, except to the extent of his pecuniary interest therein.

Also includes 10,156 shares subject to options exercisable within 60 days of September 30, 2004.

(5)
Includes 468,750 shares of common stock underlying the performance options granted to each of Dr. Teece and Mr. Kaplan in October 2001 that became fully vested and exercisable in December 2003. See "Certain Relationships and Related Transactions—Performance Stock Option Issuances."

(6)
Includes 127,344 shares subject to options exercisable within 60 days of September 30, 2004.

(7)
Includes 16,015 shares subject to options exercisable within 60 days of September 30, 2004.

(8)
Shares of our common stock are held by Marvin A. Tenenbaum and Lynn Tenenbaum, as joint tenants. Includes 46,959 shares subject to options exercisable within 60 days of September 30, 2004.

(9)
Includes 43,306 shares subject to options exercisable within 60 days of September 30, 2004.

(10)
Includes 31,925 shares subject to options exercisable within 60 days of September 30, 2004.

(11)
Includes 10,220 shares subject to options exercisable within 60 days of September 30, 2004.

(12)
Includes 5,103 shares subject to options exercisable within 60 days of September 30, 2004.

(13)
Shares of our common stock are held by the Gaulke Family Trust, of which Mr. Gaulke and Judith A. Gaulke are trustees. Includes 4,882 shares subject to options exercisable within 60 days of September 30, 2004.

(14)
Includes 4,882 shares subject to options exercisable within 60 days of September 30, 2004.

(15)
Includes 4,882 shares subject to options exercisable within 60 days of September 30, 2004.

(16)
Includes 4,231 shares subject to options exercisable within 60 days of September 30, 2004.

(17)
Includes 5,900 shares owned individually by Mr. Liebeck. Mr. Liebeck is a partner of Thoma Cressey Equity Partners, Inc., the general partner of TC Partners, the general partner of both Fund VII and Friends Fund VII. Of the shares attributed to Mr. Liebeck, 4,960,023 are owned by Fund VII and 77,477 are owned by Friends Fund VII. Mr. Liebeck disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Liebeck's address is c/o Thoma Cressey Equity Partners, Inc., One Embarcadero Center, Suite 2930, San Francisco, California, 94111.

(18)
Includes 58,593 shares subject to options exercisable within 60 days of September 30, 2004.

(19)
Includes 1,305,998 shares subject to options exercisable within 60 days of September 30, 2004.

(20)
Includes approximately 581,250 shares, consisting of shares to be sold by the Teece Family Millennium Trust, David Kaplan and certain other parties who have been notified of their existing registration rights to include certain shares of LECG owned by them in this offering, but who have not replied concerning the extent of their participation in this offering.

Description of capital stock

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

COMMON STOCK

On September 30, 2004, there were 22,439,134 shares of common stock outstanding, held of record by approximately 82 stockholders.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

The board of directors will have the authority, without any action by the stockholders, to issue from time to time the preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, OUR BYLAWS AND DELAWARE LAW

Some provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws contain provisions that could make the following transactions more difficult:

–>
acquisition of us by means of a tender offer;

–>
acquisition of us by means of a proxy contest or otherwise; or

–>
removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock

We have authorized undesignated preferred stock which makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder meetings

Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer or the president of our company, or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of stockholder action by written consent

Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Delaware anti-takeover statute

We are subject to Section 203 of the Delaware General Corporation Law which prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a Delaware corporation for three years following the date these persons become interested stockholders. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of charter provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

–>
any breach of their duty of loyalty to the corporation or the stockholder;

–>
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

–>
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

–>
any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is LaSalle Bank N.A. Its address is 135 S. LaSalle Street, Chicago, Illinois 60603.

LISTING

Our common stock is quoted on the Nasdaq National Market under the symbol "XPRT."

Shares eligible for future sale

A significant public market for our common stock may not be sustained after this offering. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, a number of shares will not be available for sale for a period of time after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we will have an aggregate of 22,439,134 outstanding shares of common stock, based on this number of shares being outstanding as of September 30, 2004. As of September 30, 2004, we had outstanding stock options held by employees, consultants and directors for the purchase of an aggregate of 6,092,198 shares of common stock.

The 3,100,000 shares of common stock being sold in this offering will be, and the 8,625,000 shares sold in our initial public offering are, freely tradable without restriction or further registration under the Securities Act of 1933, as amended, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act of 1933, as amended. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933, as amended, or sold in accordance with Rule 144 thereunder.

LOCK-UP AGREEMENTS

Each of our directors, executive officers and the selling stockholders have signed lock-up agreements under which they will agree not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 90 days after the date of this prospectus, without the prior written consent of UBS Securities LLC.             shares of common stock held by these parties as of September 30, 2004, including shares issuable upon exercise of vested options, are subject to these lock-up agreements. Each holder of securities registrable under our registration rights agreement has agreed not to effect any public sale or distribution of any of our equity securities or any securities convertible into or exchangeable or exercisable for our equity securities for a period of 90 days after November 9, 2004, without the prior consent of UBS Securities LLC.             shares of common stock (in addition to those shares subject to the lock-up agreements above) held by these parties as of September 30, 2004, including shares issuable upon exercise of vested options, are subject to the lock-up provision of our registration rights agreement. The foregoing lock up restrictions will not apply to              shares of our common stock issued pursuant to the Employee Stock Purchase Plan and              shares subject to existing Rule 10b5-1 plans. UBS Securities LLC, in its sole discretion, may release some or all of these shares before the 90-day lockup period ends.

Following the expiration of the lock-up period, 90 days after the date of this prospectus, these shares of common stock will be available for sale in the public market, subject in some cases to the vesting of restricted common stock and to the volume and other restrictions of compliance with Rule 144, Rule 144(k) or Rule 701.

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of:

–>
1% of the then outstanding shares of our common stock, or approximately 224,391 shares immediately after this offering; or

–>
the average weekly trading volume during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Securities issued in reliance on Rule 701 are deemed to be restricted shares and may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of September 30, 2004, 185,112 of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of the exercise of stock options.

STOCK OPTIONS

We have filed registration statements under the Securities Act of 1933, as amended, covering approximately 8,031,887 shares of common stock reserved for issuance under our 2000 Incentive Plan, 2003 Stock Option Plan and 2003 Employee Stock Purchase Plan. Shares registered under this registration statement are available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual or legal restrictions described above.

REGISTRATION RIGHTS

In addition, assuming completion of this offering the holders of                      shares of common stock will be entitled to rights to cause us to register the sale of these shares under the Securities Act of 1933, as amended. These shares are referred to as registrable securities. Specifically, a holder or holders of at least a majority of the registrable securities may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense covering all or a portion of the registrable securities if the shares to be included in that registration will generate anticipated aggregate net proceeds of at least $5.0 million. Under these demand registration rights, we are required to use our best efforts to effect the registration and sale of the shares requested to be registered, subject to customary conditions and limitations. Once we become eligible to file a registration statement on Form S-3, the holders of registrable securities may require us to register all or a portion of their securities on a registration statement on Form S-3 and may participate in a Form S-3 registration by us, subject to specific conditions and limitations. Registration rights terminate no later than five years after our initial public offering. Registration of these shares under the Securities Act of 1933, as amended, would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act of 1933, as amended.

Underwriting

We, the selling stockholders and UBS Securities LLC, the underwriter, have entered into an underwriting agreement concerning the shares of our common stock being offered. Subject to the terms and conditions set forth in the underwriting agreement, the underwriter has agreed to purchase 3,100,000 shares of our common stock from the selling stockholders.

If the underwriter sells more than 3,100,000 shares, the underwriter has a 30-day option to buy from us and/or certain selling stockholders up to an additional 465,000 shares at the public offering price less the underwriting discounts and commissions.

The following table shows the per share and total underwriting discounts and commissions the selling stockholders will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase up to an additional                           shares.

Paid by the selling stockholders
	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $500,000.

Shares sold by the underwriter to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $             per share from the offering price. Any of these securities dealers may resell any shares purchased from the underwriter to other brokers or dealers at a discount of up to $             per share from the offering price. If all the shares are not sold at the offering price, the underwriter may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriter. Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Our company and each of our directors, executive officers and the selling stockholders have agreed with the underwriter not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock until after the date that is 90 days after the date of this prospectus, without the prior written consent of the underwriter. Although it has advised us that it has no intent or understanding to do so, the underwriter, in its sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the 90-day lock up period. The underwriter has advised us that, prior to granting an early release of our common stock, it would consider factors including need, market conditions, the performance of our common stock price, trading liquidity, prior trading habits of the selling stockholder and other relevant considerations. The underwriter has advised us that it will not consider its own holdings as a factor in its decision to grant an early release from the provisions of such lock-up agreements.

In connection with this offering, the underwriter may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases no higher than these independent bids in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may also include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. Short sales may be either "covered short sales" or "naked short shares." Covered short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares in the offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Naked short sales are in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We and the selling stockholders have agreed in the underwriting agreement to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect thereof.

Legal matters

Various legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the common stock will be passed upon for the underwriter by Sullivan & Cromwell LLP, Los Angeles, California.

Experts

The consolidated financial statements of LECG Corporation (formerly LECG Holding Company, LLC) and subsidiary as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and contains an explanatory paragraph relating to the adoption of a new accounting standard), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. The SEC maintains a website that contains the annual, quarterly and special reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. You may obtain a copy of the registration statement, and the exhibits and schedules thereto, from the SEC.

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
LECG Corporation:

We have audited the consolidated balance sheets of LECG Corporation and subsidiary, as of December 31, 2002 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of LECG Corporation and subsidiary as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

March 22, 2004

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except per share data)

	December 31,
	2002	2003

Assets
Current assets:
Cash and cash equivalents	$2,576	$67,177
Accounts receivable, net of allowance of $315 and $482 respectively	35,833	46,708
Prepaid expenses	1,817	2,708
Deferred taxes	—	9,802
Current portion of signing bonuses and other	2,392	3,868

Total current assets	42,618	130,263
Property and equipment, net	6,137	4,506
Goodwill	22,542	23,976
Other intangible assets	1,150	533
Signing bonuses and other assets	3,249	3,864

Total assets	$75,696	$163,142

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and other accrued liabilities	$4,624	$5,733
Accrued compensation	24,270	29,270
Revolving credit facility	1,500	—
Current portion of long-term debt	3,750	—
Deferred revenue	1,193	732
Distributions payable	—	3,398

Total current liabilities	35,337	39,133
Long-term debt	15,050
Other long-term liabilities	941	22
Redeemable Class A preferred units, no par value; 38,001 and 0 units authorized, issued and outstanding at December 31, 2002 and 2003, respectively	33,000	—
Preferred stock, $.001 par value, 5,000,000 shares authorized, none outstanding
Shareholders' equity (deficit):
Common units, no par value, 12,775,030 units authorized, issued and outstanding at December 31, 2002	31,228	—
Common stock, $.001 par value, 200,000,000 shares authorized, 21,693,156 shares issued and outstanding at December 31, 2003	—	22
Additional paid-in capital	—	113,326
Receivable from shareholder	(290)	(290)
Deferred equity compensation	(1,280)	(2,193)
Accumulated other comprehensive gain (loss)	(129)	510
Retained earnings (accumulated deficit)	(38,161)	12,612

Total shareholders' equity (deficit)	(8,632)	123,987

Total liabilities and shareholders' equity	$75,696	$163,142

See notes to consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended December 31,
	2001	2002	2003

Revenues	$100,735	$133,704	$165,594
Cost of services:
Compensation and project costs	(69,032)	(90,083)	(110,634)
Equity-based compensation	(6,735)	(16,645)	(1,754)

Total cost of services	(75,767)	(106,728)	(112,388)

Gross profit	24,968	26,976	53,206
Operating expenses:
General and administrative expenses	(22,953)	(28,914)	(29,292)
Depreciation and amortization	(7,802)	(3,737)	(4,801)
Costs of postponed equity offering	—	(3,500)	—

Operating income (loss)	(5,787)	(9,175)	19,113
Interest income	125	42	103
Interest expense	(2,372)	(3,188)	(2,620)
Other income (expense), net	(384)	257	466

Income before income tax benefit	(8,418)	(12,064)	17,062
Income tax benefit	—	—	9,613

Net income (loss)	(8,418)	(12,064)	26,675
Accrued preferred dividends and accretion of preferred units	(3,251)	(3,692)	(7,712)

Net income (loss) attributable to common shares	$(11,669)	$(15,756)	$18,963

Net income (loss) per share:
Basic	$(1.11)	$(1.41)	$1.39
Diluted	$(1.11)	$(1.41)	$1.17
Shares used in calculating net income (loss) per share:
Basic	10,477,660	11,168,563	13,673,875
Diluted	10,477,660	11,168,563	16,261,216

See notes to consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands)

	Common Units			Receivable from unitholders	Deferred equity compensation	Accumulated other comprehensive income (loss)	Total shareholders' deficit	Total comprehensive income (loss)
			Accumulated Deficit
	Units	Amount

Balance at December 31, 2000	12,835,987	$7,049	$(7,675)	$(19)	$(667)	$5	$(1,307)
Decrease in receivable from unitholder	—	—	—	5	—	—	5
Deferred equity compensation	—	688	—	—	(688)	—	—
Equity compensation	—	6,430	—	—	207	—	6,637
Preferred dividends	—	—	(2,609)	—	—	—	(2,609)
Accretion of preferred units	—	—	(642)	—	—	—	(642)
Distribution to common unitholders	—	—	(200)	—	—	—	(200)
Repurchase of units	(154,219)	(28)	—	—	—	—	(28)
Interest receivable on unitholder loans	—	60	—	(60)	—	—	—
Net loss	—	—	(8,418)	—	—	—	(8,418)	$(8,418)
SFAS 133 transition adjustment	—	—	—	—	—	(257)	(257)
Amortization of transition adjustment	—	—	—	—	—	93	93
Foreign currency translation adjustment	—	—	—	—	—	(40)	(40)	(40)

Total comprehensive loss	—	—	—	—	—	—	—	$(8,458)

Balance at December 31, 2001	12,681,768	14,199	(19,544)	(74)	(1,148)	(199)	(6,766)
Decrease (increase) in receivable from unitholder	—	—	—	(166)	—	—	(166)
Issuance of restricted units	62,500	280	—	—	—	—	280
Exercise of options	30,762	—	—	—	—	—	—
Cancel unvested options	—	—	—	—	—	—	—
Deferred equity compensation	—	4,753	—	—	(4,753)	—	—
Equity compensation	—	11,949	77	—	4,619	—	16,645
Preferred dividends	—	—	(2,894)	—	—	—	(2,894)
Accretion of preferred units	—	—	(875)	—	—	—	(875)
Distribution to common unitholders	—	—	(2,861)	—	—	—	(2,861)
Interest receivable on unitholder loans	—	50	—	(50)	—	—	—
Other	—	(3)	—	—	2	—	(1)
Net loss	—	—	(12,064)	—	—	—	(12,064)	$(12,064)
Amortization of transition adjustment	—	—	—	—	—	93	93
Foreign currency translation adjustment	—	—	—	—	—	(23)	(23)	(23)

Total comprehensive loss	—	—	—	—	—	—	—	$(12,087)

				Common Stock
	Common Units					Additional Paid In Capital		Receivable from shareholder	Deferred equity compensation	Accumulated other comprehensive income (loss)	Total Shareholders' equity	Total comprehensive income (loss)
			Accumulated Deficit				Retained earnings
	Units	Amount		Shares	Par Value

Balance at December 31, 2002	12,775,030	31,228	(38,161)		—	—	—	(290)	(1,280)	(129)	(8,632)
Deferred equity compensation	140,625	2,025	—		—	—	—	—	(2,025)	—	—
Equity compensation and other	(1,875)	67	—		—	598	—	(13)	1,112	—	1,764
Exercise of options	154,376	505	—		—	—	—	—	—	—	505
Preferred dividends	—	—	(2,712)		—	—	—	—	—	—	(2,712)
Preferred accretion	—	—	(5,001)		—	—	—	—	—	—	(5,001)
Distributions to common unitholders	—	—	(23,383)		—	—	—	—	—	—	(23,383)
Net income through November 13, 2003	—	—	14,063		—	—	—	—	—	—	14,063	$14,063
Conversion to C corporation	(13,068,156)	(33,825)	55,194	13,068,156	13	(21,382)	—	—	—	—	—
Proceeds from initial public offering, net	—	—	—	8,625,000	9	134,110	—	—	—	—	134,119
Decrease in shareholder receivable	—	—	—	—	—	—	—	13	—	—	13
Net income from November 13, 2003 to December 31, 2003	—	—	—	—	—	—	12,612	—	—	—	12,612	12,612
Amortization of transition adjustment	—	—	—	—	—	—	—	—	—	70	70
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	569	569	569

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	$27,244

Balance at December 31, 2003	—	$—	$—	21,693,156	$22	$113,326	$12,612	$(290)	$(2,193)	$510	$123,987

See notes to consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended December 31,
	2001	2002	2003

Cash flows from operating activities
Net income (loss)	$(8,418)	$(12,064)	$26,675
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred taxes	—	—	(10,095)
Bad debt expense	150	315	482
Depreciation and amortization of property and equipment	2,122	2,742	2,945
Amortization of goodwill and other intangibles	5,692	650	1,316
Amortization of signing bonuses	1,956	1,947	1,622
Equity based compensation	6,735	16,645	1,754
Equity investment loss	—	—	51
Loss (gain) on sale of property and equipment	(32)	6	123
Interest rate swap expense (income)	396	(218)	(435)
Amortization of transition adjustment	(164)	93	70
Deferred rent	156	411	565
Changes in assets and liabilities:
Accounts receivable	(4,556)	(5,956)	(11,388)
Other current assets	(69)	(131)	(1,924)
Accounts payable and other accrued liabilities	774	148	(468)
Accrued compensation	2,538	3,824	5,502
Deferred revenue	203	278	(193)
Signing bonuses and other assets	(1,950)	(4,339)	(1,926)
Other liabilities	75	75	—

Net cash provided by (used in) operating activities	5,608	4,426	14,626

Cash flows from investing activities
Business acquisitions	(2,852)	(2,863)	(2,498)
Purchase of property and equipment	(3,196)	(2,102)	(1,349)
Proceeds on sale of property and equipment	100	1	2
Collection (payment) of security deposits on operating leases,	228	(121)	1
Other	—	—	(87)

Net cash used in investing activities	(5,720)	(5,085)	(3,931)

Cash flows from financing activities
Net proceeds from initial public offering net of acquisition costs	—	—	134,132
Repurchases of common units	(29)	—	(3)
Borrowings under long-term debt agreements	—	5,000	—
Borrowings under revolving credit facility	—	19,700	41,400
Repayments of long-term debt	(4,000)	(4,200)	(18,800)
Repayments under revolving credit facility	—	(18,200)	(42,900)
Payment of loan fees	—	(129)	(892)
Exercise of options	—	—	505
Redemption of preferred units	—	—	(40,713)
Receivables from unitholders	7	863	14
Distributions to common unitholders	(200)	(2,861)	(19,407)
Other	—	(1)	—

Net cash provided by (used in) financing activities	(4,222)	172	53,336

Effect of exchange rates on changes in cash	(40)	(23)	570

Increase (decrease) in cash and cash equivalents	(4,374)	(510)	64,601
Cash and cash equivalents, beginning of year	7,460	3,086	2,576

Cash and cash equivalents, end of year	$3,086	$2,576	$67,177

Supplemental disclosure
Cash paid for interest	$2,198	$1,958	$1,984

Cash paid for income taxes	$22	$45	$153

See notes to consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation and Operations

The accompanying consolidated financial statements include the accounts of LECG Corporation (formerly "LECG Holding Company, LLC") and its wholly owned subsidiary, LECG, LLC, (collectively, the "Company", "Companies" or "LECG"). The Companies were formed as a California limited liability company concurrent with the management buyout on September 29, 2000 of substantially all of the assets and certain assumed liabilities of LECG, Inc., a wholly owned subsidiary of Navigant Consulting Inc. In November 2003, the Company completed a merger and exchange transaction immediately prior to completing its initial public offering, in which ownership of LECG, LLC was transferred from LECG Holding Company, LLC to LECG Corporation.

The Company provides expert services, including economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's experts may be either employees of the Company or independent contractors. Services are provided by academics, recognized industry leaders and former high-level government officials (collectively, "experts") with the assistance of a professional support staff. These services are provided primarily in the United States from the Company's headquarters in Emeryville, California and its 16 other offices across the country. The Company also has international offices in Argentina, Australia, Canada, New Zealand, South Korea and the United Kingdom.

Reclassifications

Certain amounts have been reclassified to the current period presentation.

2.    Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Fair value

The carrying amount of cash, accounts receivable and accounts payable approximate their estimated fair values because of the short maturity of these financial instruments. The estimated fair value of the Company's long-term debt approximates its fair value due to the variable interest rate on the debt.

Cash and cash equivalents

Cash and cash equivalents consist principally of money market funds.

Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization and includes costs of improvements to leased properties. Depreciation and amortization is computed using the straight-line method over the assets estimated useful life or the lesser of the estimated useful life or related lease term. Estimated useful lives generally range from 3-5 years for computer and telecommunication equipment, 5 years for furniture, fixtures and other equipment and 3 years for software.

The Company's policy is to evaluate its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized would be measured as the difference between the related carrying amount and fair value. No such impairment has been recognized.

Goodwill

Goodwill relates to the Company's business acquisitions, reflecting the excess of purchase price over fair value of identifiable net assets acquired. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. SFAS No. 142 also addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets with indefinite lives will not be amortized, but will be required to be tested at least annually for impairment.

The Company adopted the transition provisions of SFAS No. 141 on January 1, 2002. We determined that no amounts previously recognized as goodwill should be reallocated to intangible assets. Such determination was based upon the fact that the goodwill represented the intellectual capital of the acquired workforce and an acquired workforce may not be recognized as an intangible asset apart from goodwill. We also adopted SFAS No. 142 on January 1, 2002, with no goodwill impairment indicated. At that date, the Company stopped the amortization of goodwill, with net carrying value of $21,479,495, that had resulted from the purchases completed prior to the effective date of SFAS No. 142.

The Company determined that it has one reporting unit based on the similarity of operations throughout its individual offices. The business acquisitions have been integrated within the structure of the organization, are not separately distinguishable and do not represent separate reporting units. The Company performs its goodwill impairment test annually as of October 1 by using both a discounted cash flow approach as well as a market valuation based approach applying certain multiples derived from enterprise values of publicly traded comparable companies. It adopted October 1 as its date for performing its annual goodwill impairment test to allow sufficient time to schedule and perform the required valuation analysis and record any necessary goodwill impairment charges prior to its year-end. Based on the results of the test performed as of October 1, 2003, the Company concluded that goodwill was not impaired.

The changes in the carrying amount of goodwill are as follows:

	Year ended December 31,
	2002	2003

Balance at beginning of year	$21,479,495	22,542,191
Goodwill acquired (see Note 3)	1,062,696	1,702,184
Other changes	—	(268,188)
Goodwill amortization	—	—

Balance at end of year	$22,542,191	$23,976,187

Other changes represent the finalization of initial estimates related to certain assumed liabilities.

The following table presents a reconciliation of net income (loss) had goodwill not been amortized pursuant to SFAS No. 142 (in thousands, except per unit information):

	Year ended December 31,
	2001	2002	2003

Net income (loss) available to common shares as reported	$(11,669)	$(15,756)	$18,963
Elimination of goodwill amortization	5,503	—	—

Adjusted net income (loss)	$(6,166)	$(15,756)	$18,963

Basic earnings (loss) per share:
Reported net income (loss) attributable to common shares	$(1.11)	$(1.41)	$1.39
Goodwill amortization	0.52	—	—

Adjusted basic net income (loss) attributable to common shares	$(0.59)	$(1.41)	$1.39

Diluted earnings (loss) per share:
Reported net income (loss) attributable to common shares	$(1.11)	$(1.41)	$1.17
Goodwill amortization	0.52	—	—

Adjusted diluted net income (loss) attributable to common shares	$(0.59)	$(1.41)	$1.17

Revenue recognition

Revenue includes all amounts that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence. Revenues generated by experts who are employees and those who are independent contractors are presented on a gross basis.

Revenues primarily arise from time and material contracts, which are recognized in the period in which the services are performed. The Company also enters into certain performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete and collectibility is reasonably assured, generally when our client has received payment as a result of services we performed under the contract. Costs incurred on contingent contracts are expensed in the period incurred. Revenues are also generated from fixed price contracts which are recognized as the agreed upon services are performed. Such revenues are not a material component of total revenues.

Expert revenues consist of revenues generated by experts who are our employees and revenues generated by experts who are independent contractors. There is no operating, business or other substantive distinction between our employee experts and our exclusive independent contractor experts. Revenues from independent contractor experts were approximately 11%, 9% and 7% in 2001, 2002 and 2003, respectively.

A significant portion of the Company's revenues is generated by a small number of experts. Five experts accounted for approximately 28%, 24% and 19% of revenues in 2001, 2002 and 2003, respectively.

Deferred revenue

Deferred revenue consists of retainers paid by customers to the Company. The amounts are recorded as revenue as services are rendered.

Cost of services

Costs of services consists of compensation to experts, compensation of professional staff, project costs including reimbursable expenses and fees charged for outside services, equity-based compensation and signing bonuses.

The majority of our experts' compensation is comprised of expert fees and project origination fees. Expert fees represent amounts earned by the experts based on their contractual percentage applied to revenues generated by their direct work in the period. Project origination fees represent the contractual percentage applied to professional staff revenue recognized on engagements secured by such experts. Expert fees and project origination fees are accrued in the period in which the associated revenue is recognized. Experts who are compensated under our variable compensation expert model also may receive a discretionary bonus each quarter. Such bonus is determined based upon 5% of such expert's total compensation each quarter, up to a maximum of $50,000 annually for each expert. The decision as to whether to pay this discretionary bonus is made on a quarterly basis. Our Board of Directors has delegated this quarterly decision to Dr. Teece, our Chairman and Mr. Kaplan, our President. Such discretionary bonuses included in costs of services were $1,516,226, $519,234 and $0 in 2001, 2002 and 2003, respectively. The remaining experts' compensation consists of salary and bonus. Signing bonuses, which represent supplemental payments to attract and retain certain key experts are deferred and amortized over the period for which they are recoverable from the individual expert, generally two to five years. Deferred signing bonuses included in current assets and other assets were $3,516,860 and $4,140,117 at December 31, 2002 and 2003, respectively.

Income taxes

In connection with the Company's initial public offering, the Company became a C corporation subject to federal and state income taxes. The Company accounts for income taxes in accordance with SFAS 109 Accounting for Income Taxes, under which deferred assets and liabilities were recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. A valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized.

Prior to the merger on November 13, 2003 of LECG Holdings, LLC operated as a limited liability company ("LLC"). As an LLC, LECG's income or losses were "passed through" to its owners who were liable for any related income taxes. LECG was subject to an $800 minimum tax and a tax based on total revenues of the Company by the State of California and also certain income taxes related to foreign jurisdictions. Accordingly, general and administrative expenses include $22,487 and $45,174 of California taxes in the accompanying consolidated financial statements for 2001 and 2002, respectively. For 2001, 2002 and 2003, the Company distributed $200,000, $2,861,000 and $8,283,000, respectively, to common unitholders towards the payment of tax obligations.

Concentration of credit risk

The Company's accounts receivable base consists of a broad range of clients in a variety of industries located throughout the United States and in other countries. The Company performs a credit evaluation of each of its clients to minimize its collectibility risk and has not required collateral or other security from its clients.

The Company provides an allowance for doubtful accounts as follows (in thousands):

	Year ended December 31,
	2001	2002	2003

Balance at beginning of year	$379	$150	$315
Charged to costs and expenses	150	315	482
Amounts written off	(379)	(150)	(315)

Balance at end of year	$150	$315	$482

Equity-based compensation

The Company uses the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for options granted to employees. Accordingly, compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the Company's shares at the date of the grant over the option exercise price and such cost is charged to operations over the related option vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, requires that companies record compensation cost for equity-based compensation to non-employees based on fair values. Accordingly, the Company records compensation cost for options granted to non-employees using a fair value based method over the related option vesting period.

SFAS No. 123 requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards, net loss (based upon the weighted average assumptions described in Note 7) would have been (in thousands, except per unit information):

	Year ended December 31,
	2001	2002	2003

Net income (loss) attributed to common shareholders as reported	$(11,669)	$(15,756)	$18,963
Add: equity-based employee compensation expense included in net loss	34	2,085	1,754
Deduct: total equity-based employee compensation expense determined under fair value based method for all awards	(146)	(5,043)	(7,491)

Pro forma net income (loss)	$(11,781)	$(18,714)	$13,226

Basic earnings (loss) per unit:
Net income (loss) attributable to common shares—as reported	$(1.11)	$(1.41)	$1.39
Net adjustment for fair value based method	(0.01)	(0.27)	(0.42)

Net income (loss) attributable to common shares—pro forma	$(1.12)	$(1.68)	$0.97
Diluted earnings (loss) per unit:
Net income (loss) attributable to common shares—as reported	$(1.11)	$(1.41)	$1.17
Net adjustment for fair value based method	(0.01)	(0.27)	(0.36)
Net income (loss) attributable to common shares—pro forma	$(1.12)	$(1.68)	$0.81

Net income (loss) per share and share amounts

Basic net income (loss) per common share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing the net income (loss) attributable to common shareholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of options, are included in the diluted net income (loss) per common share calculation to the extent these shares are dilutive.

The following is a reconciliation of net income (loss) and the number of shares used in the basic and diluted earnings per share computations:

	Year ended December 31,
	2001	2002	2003

Net income (loss) attributable to common unitholders	$(11,669)	$(15,756)	$18,963
Weighted average shares outstanding:
Basic	10,477,660	11,168,563	13,673,875
Effect of dilutive stock options	—	—	2,587,341

Diluted	10,477,660	11,168,563	16,261,216
Net income (loss) per share:
Basic	$(1.11)	$(1.41)	$1.39
Diluted	$(1.11)	$(1.41)	$1.17

The following shares were excluded from the calculation of diluted net income (loss) per share for 2001, 2002 and 2003, as these shares were antidilutive; 2.6 million, 4.1 million and 0.7 million, respectively.

Foreign currency translation

Assets and liabilities of the Company's non-US subsidiaries that operate in a local currency environment are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Translation adjustments are recorded in accumulated other comprehensive income (loss) within Common shareholders' equity. Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency, including U.S. dollars. Gains and losses on those foreign currency transactions are included in determining net income (loss) for the period in which exchange rates change.

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) plus other comprehensive income (loss) resulting from changes in foreign currency translation.

Derivative instruments

Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, derivatives are recorded on the balance sheet at fair value. The Company had an $11,000,000 principal interest rate swap that expired on September 30, 2003 (see Note 5). Such swap was entered into to convert variable interest payments to fixed payments at 6.64%, thus protecting the Company against interest rate increases. The swap was not designated as a hedge because the documentation requirements were not met. The Company does not hold or issue derivative financial instruments for trading purposes.

The estimated fair value of the interest rate swap is based on quoted market prices. The estimated fair value at January 1, 2001, a liability of $256,965, was recorded as a transition adjustment to other comprehensive income and is amortized into expense over the life of the related debt. Changes in the fair value of the interest rate swap are included in other income (expense). The fair value of the interest rate swap agreement included in accounts payable and other accrued liabilities at December 31, 2002 was $434,789.

Segment reporting

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. The Company operates as one business segment. Revenues attributable to international activities are $5,085,603, $6,825,850 and $15,158,712 for the years ended December 31, 2001, 2002 and 2003, respectively. Total long-lived assets of our non-US subsidiaries is not significant.

3.    Business Acquisitions

Goodwill recognized as a result of our LECG, Inc. (see Note 1) and other acquisitions was attributable to the intellectual capital of the respective acquired workforce. The acquired businesses consisted almost entirely of experts and professional staff having specialized knowledge of specific markets, regulations and industries. Each of the acquired businesses is fundamentally dependent on the qualifications, expertise and reputation of the individuals. Therefore, in each acquisition, the excess of purchase price over the net tangible and intangible assets acquired was attributed to the value of the acquired assembled workforce. The acquired assembled workforce is treated as goodwill under SFAS No. 141. The goodwill was considered to be "enterprise" goodwill, as the Company determined there was only one reporting unit for the Company.

In March 2001, the Company acquired 10 experts and 22 professional staff from an unrelated consulting firm for its environmental consulting group in exchange for a $2,000,000 payment and a promise to pay an additional amount based on the number of such employees retained as of June 30, 2002. Additional payments totaling approximately $845,000 were made in 2002. The total purchase price of $2,845,000 was recorded as goodwill as of December 31, 2001.

In June 2002, the Company acquired 10 experts and 25 professional staff who were formerly partners or employees of Arthur Andersen LLP for its environmental claims consulting group. In connection with this transaction, the Company paid Arthur Andersen LLP $2,863,000; $1,063,000 was allocated to goodwill and $1,800,000 was allocated to an intangible asset representing Arthur Andersen LLP's agreement to release its claims to any future payments received by the Company for various ongoing projects. The intangible asset is being amortized over an 18-month period; $650,000 was amortized in 2002 and $1,150,000 was amortized in 2003. In addition, the Company paid or committed to pay $597,000 in signing bonuses to the recruited group. The signing bonuses are being amortized over the period during which they could be recovered from the employee if he or she left LECG, which resulted in amortization of $87,000 and $145,000 in 2002 and 2003, respectively, and is expected to result in amortization of $136,750 in each of 2004, 2005 and $57,188 in 2006.

In August 2003, the Company acquired the business and certain assets formerly owned by the Center for Forensic Economic Studies ("CFES"). Four of the five experts (shareholders) and 10 professional staff, have become employees of the Company. The purchase price was as follows:

–>
$2,400,000 in cash at closing; and

–>
$1,600,000 in annual cash payments in 2004 through 2007, based upon achievement of certain revenue and earnings targets.

The net purchase price, including transaction costs of approximately $98,000, was allocated to tangible and intangible assets. The excess of the aggregate purchase price over the estimated fair value of the net assets acquired was recognized as goodwill. The allocation of the purchase price of $2,498,000 resulted in property and equipment of $96,000, customer-related intangible assets of $600,000 (18-month amortization), rights to license software under development of $100,000 and goodwill of $1,702,000.

Additional goodwill will be recorded in subsequent years if the performance targets are met.

In addition, in connection with the acquisition, the Company agreed to:

–>
make annual cash payments of $500,000 in 2004 through 2007 based upon achievement of certain revenue and earnings targets, subject to continued employment of the four experts; and

–>
issue 140,625 restricted shares (valued at a fair market value of $14.40 per share) that vest over 5 years, subject to continued employment of the four experts.

The Company will record compensation expense, in future years, based upon continued employment of the individuals when earned.

4.    Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2002	2003

Computer and telecommunication equipment	$4,660	$4,878
Furniture, fixtures and other equipment	3,870	4,396
Software	1,722	2,091
Leasehold improvements	1,205	1,255

Total	11,457	12,620
Less: accumulated depreciation and amortization	(5,320)	(8,114)

Total	$6,137	$4,506

5.    Borrowing Arrangements

Revolving credit facility

As of December 31, 2003, the Company's revolving credit facility provides for maximum borrowings of $18,000,000, of which $2,000,000 are available for letters of credit. Borrowings and letters of credit under this facility are limited to 80% of eligible receivables. The revolving credit facility is due March 31, 2006. As of December 31, 2003, the Company had no outstanding borrowings on this facility. The Company has a letter of credit outstanding in the amount of $426,780. The rate in effect for the revolving credit facility at December 31, 2003 was 4.75%.

Borrowings under the revolving credit facility are collateralized by substantially all of the assets of the Company. Interest is due quarterly at the banks' Base Rates or LIBOR, plus an Applicable Margin, as defined and the revolving credit facility contains certain restrictive covenants including the maintenance of minimum financial ratios and restrictions related to levels of capital expenditures, acquisitions and distributions to unitholders.

The Company repaid the outstanding balance of $15,500,000 of its term loan in December 2003. Consequently, $412,000 of unamortized loan fees were recognized as interest expense.

As of December 31, 2002, the Company had a Credit Agreement with a lender group comprised of two banks. This agreement included a revolving credit facility, a letter of credit facility, and a term loan facility as described below.

Revolving credit facility

The revolving credit facility provided for maximum revolving credit borrowings of $5,000,000, subject to certain levels of letter of credit commitments. The balance outstanding on this revolving credit facility was $1,500,000 at December 31, 2002. The rate in effect for the revolving credit facility at December 31, 2002 was 6.00%. All amounts under this facility were repaid on March 13, 2003.

Letter of credit facility

The letter of credit facility provided for letters of credit to a maximum of $500,000 limited to the extent such letters of credit would not cause the Company to exceed the limits of its revolving credit facility. The Company had a letter of credit outstanding as of December 31, 2002 in the amount of $426,780 in lieu of a deposit for the rental of office space.

Term loan facility

The term loan facility, as amended, provided for total borrowings of $27,000,000. The balance as of December 31, 2002 was $18,800,000. Borrowings under these facilities were collateralized by substantially all of the assets of the Company with interest due quarterly at the banks' Base Rates or LIBOR, plus an Applicable Margin, as defined. The rate in effect for the term borrowings as of December 31, 2002 (except as described below) was 6.00%. All amounts under this facility were repaid on November 13, 2003.

Interest rate swap

The Company entered into an $11,000,000 principal interest rate swap that effectively converted the floating rate LIBOR based payments to fixed payments at 6.64%. This agreement expired in September 2003.

Debt covenants

Under the Credit Agreement, the Company was required to comply with certain restrictive covenants including the maintenance of certain financial ratios and levels of earnings and restrictions related to levels of capital expenditures, acquisitions and distributions to shareholders. The Company was in compliance with the financial covenants in 2002.

6.    Redeemable Class A Preferred Units and Common Shares

Redemption of preferred units

In 2000, the Company sold investment units, each consisting of a combination of Redeemable Class A Preferred ("Preferred") and Common units of ownership interest at a ratio of 326.1 Common units for each unit of Preferred. In total, the Company realized related proceeds of $31,102,873 (net of $805,229 of equity issuance costs) and issued 31,797 Preferred and 10,370,128 Common units. On a per unit basis, the Preferred and Common units were issued with stated values of $1,000 and $0.01, respectively and were recorded at their estimated fair values of $815 and $0.58, respectively. The Company was accreting the Preferred units to their stated value with corresponding reductions in accumulated deficit over the period ending December 31, 2005. When combined with the preferred unit 8% cumulative annual dividend, this accretion results in an effective annual preferred unit yield of 12.6%. In November 2003, following the Company's initial public offering and in accordance with the redemption terms of the Preferred units, the Company paid $40,712,619 to Preferred unitholders to redeem all of the outstanding and accrued Preferred units.

Distributions to unitholders

The Company also paid $11,123,723 in 2003 of previously taxed income ("PTI") of LECG Holdings LLC to common unitholders of record on November 13, 2003. The final PTI distribution of approximately $3.0 million is expected to be paid in 2004, as well as an additional $1.3 million for estimated taxes of the LLC for the period from January 1 to November 13, 2003.

Common shareholders

Common shareholders have voting rights entitling them to one vote for each share held of record on all matters submitted to a vote of the shareholders.

7.    Equity-Based Compensation

Equity-based compensation expense

The Company records equity-based compensation related to certain restricted common shares and non-qualified options, both of which have vesting criteria based on either time, performance or both, as well as common shares issued in exchange for non-recourse notes. Equity-based compensation expense was as follows (in thousands):

	Year ended December 31,
	2001	2002	2003

Options
Employees—time and performance vesting	$34	$806	$315
Employees—accelerated vesting	—	986	585
Non-employees—time and performance vesting	1,659	2,432	25
Non-Employees—accelerated vesting		2,264	—
Restricted common shares:
Employees—time and performance vesting	172	1,058	242
Employees—accelerated vesting	—	1,981	—
Non-employees—time and performance vesting	3,298	2,817	5
Non-Employees—accelerated vesting	—	2,337	—
Common shares issued in exchange for non-recourse notes	1,572	1,964	582

Total equity based compensation expense	$6,735	$16,645	$1,754

The Company accounted for the December 2002 acceleration of vesting of options granted to employees and restricted shares issued to employees subject to vesting, discussed below, in accordance with APB 25, which provides that any measured compensation cost from an award should be recognized as an expense over the periods in which the employee performs the services to earn the award. Accordingly, the effect of the acceleration was to expense in December 2002 the unamortized deferred compensation related to the options and restricted shares, since no further services will be required to earn the award.

In addition, in accordance with FIN 44, "Accounting for Certain Transactions involving Stock Compensation," the modification to accelerate the vesting of a fixed award effectively results in the renewal for that award if, after the modification, an employee is able to exercise an award that, under the original terms, would have expired unexercisable. Accordingly, in the event that an employee terminates prior to the time that the options or restricted units would have vested under the original terms, the Company will incur additional compensation expense based on the intrinsic value at the time of the acceleration of vesting, reduced by the amounts previously expensed as a result of the acceleration. As of December 31, 2003, there were no terminations that would have resulted in additional equity-based compensation.

The Company accounted for the December 2002 acceleration of vesting of options granted to non employees and restricted stock issued to non employees subject to vesting, discussed below, in accordance with SFAS 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." The acceleration established the measurement date for previously unvested awards and units as the non employees' performance was complete and no additional services were required. The Company recorded compensation expense in December 2002, based on the then fair value of the award on the acceleration date less the cumulative compensation for the award that had been previously recorded. There will be no further accounting in subsequent periods related to whether the award would have vested under the original terms.

2000 Incentive Plan

The Company's 2000 Incentive Plan was replaced by the 2003 Stock Option Plan in November 2003 following the completion of the Company's initial public offering. Under the 2000 Incentive Plan, options to purchase common stock were granted to employee and non-employee. Compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the underlying unit at the date of grant over the exercise price, and is amortized on a straight-line basis over the vesting period. Compensation cost for employee grants was $34,496, $806,127 and $314,969 for 2001, 2002 and 2003, respectively.

Compensation cost related to option grants to non-employees is measured based upon the fair value as determined by the Black-Scholes method (using the assumptions in the table at the end of Note 7), and is amortized on a graded-vesting basis over the vesting period. Compensation cost related to non-employee grants was $1,658,848, $2,431,940 and $24,978 for 2001, 2002 and 2003, respectively. The awards are treated as nonqualified stock options and are generally granted with 10-year terms and 4-year vesting periods.

In December 2002, the Company accelerated the vesting for 846,792 nonqualified options. The options are subject to lock-up agreements that prohibit the common units that would be issued as the result of the exercise of options, to be sold at a date earlier than what would have been allowed had the vesting of the restricted units or the options not been accelerated. Total compensation expense recognized in 2002 associated with the acceleration of vesting for the options was $3,249,342. In the event that an employee terminates prior to the time that the options would have vested under the original terms, the Company would incur additional expense based on the fair value of the underlying units at the time of the accelerated vesting reduced by amounts previously recognized as expense. As of December 31, 2003, there were no terminations that would have resulted in additional equity-based compensation.

In December 2003, the vesting for 937,500 options issued in October 2001 to two officer directors was accelerated, in accordance with the terms of the option agreements, as described later in this footnote. As a result of the acceleration, the Company recognized equity-based compensation of $585,052.

2003 Stock Option Plan

The Company has a 2003 Stock Option Plan (the "Stock Option Plan"), under which options may be granted to employees and non-employee experts to purchase, in the aggregate, up to 2,500,000 common shares. The Stock Option Plan provides for increases in the number of shares available for issuance on the first day of each year beginning with fiscal year 2004, equal to the lesser of:

–>
4% of the outstanding shares of common stock on the first day of the fiscal year;

–>
1,250,000 shares; or

–>
a lesser amount as may be determined by the Board of Directors.

The Board of Directors determined there will be no increases to the shares available for issuance for fiscal year 2004. There were 2,490,625 shares available to be issued under the Stock Option Plan as of December 31, 2003.

The Company had the following option activity under the Incentive Plan and Stock Option Plan:

	Options	Weighted average exercise price

Outstanding at January 1, 2001	927,673	$2.83
Granted in 2001:
Granted with exercise price greater than fair market value (weighted average fair value of $0.70 per share)	389,179	$3.07
Granted with exercise price less than fair market value (weighted average fair value of $3.68 per share)	1,404,844	$4.58
Canceled	(77,868)	$3.07

Outstanding at December 31, 2001	2,643,828	$3.79

Granted in 2002:
Granted with exercise price greater than fair market value (weighted average fair value of $5.29 per share)	675,000	$15.81
Granted with exercise price less than fair market value (weighted average fair value of $5.29 per share)	656,312	$7.55
Canceled	(24,055)	$3.07
Exercised	(30,762)	$0.02

Outstanding at December 31, 2002	3,920,323	$6.53

Granted in 2003:
Granted with exercise price greater than fair market value (weighted average fair value of $8.40 per share)	879,548	$15.97
Granted with exercise price equal to fair market value (weighted average fair value of $13.23 per share)	9,375	$20.66
Canceled	(70,425)	$9.08
Exercised	(154,350)	$3.07

Outstanding at December 31, 2003	4,584,471	$8.44

Options available for future grants at December 31, 2003 were 2,490,625.

The following table summarizes information as of December 31, 2003 concerning currently outstanding and exercisable options:

Options outstanding
				Options exercisable
Range of exercise prices		Weighted average remaining contractual life (years)
	Number outstanding		Weighted average exercise price	Number exercisable	Weighted average exercise price

$0.01	39,551	6.75	$0.01	39,551	$0.01
$3.07	1,497,373	6.75	$3.07	1,257,976	$3.07
$5.33	937,500	7.83	$5.33	937,500	$5.33
$8.00	588,468	8.28	$8.00	448,788	$8.00
$13.50 to 20.66	1,521,579	9.16	$16.01	286,380	$15.98

	4,584,471	8.14	$8.44	2,970,195	$5.46

There were 261,956 and 1,596,603 options exercisable with weighted average exercise prices of $2.82 and $5.68 at December 31, 2001 and 2002, respectively.

Included in the option tables above are 937,500 options for common shares granted in October 2001 to two officer directors of the Company. The options vested in December 2003 in accordance with the terms of the respective options agreements that called for the acceleration of vesting upon an initial public offering of the Company's securities that resulted in the preferred unitholders achieving a return on their investment in excess of a defined threshold, the options would fully vest.

Restricted common shares

In accordance with a Buy Sell Agreement between the Company's shareholders dated September 29, 2000, the Company issued restricted common units to employees and non-employees during the period from October 1, 2000 through December 31, 2001 at a price of $0.01 per share. Restricted common shares vest over four years. Vested and unvested restricted units are subject to repurchase by the Company in the event of the termination of the shareholder's employment or consulting relationship with the Company, with the exception that vested units will not be subject to repurchase following an initial public offering of the Company's equity securities under the Securities Act of 1933. Unvested units are subject to repurchase at $0.01 and vested units are subject to repurchase at the estimated fair market value.

In August 2003, the Company issued 140,625 restricted shares at a fair market value of $14.40 per unit, in conjunction with its acquisition of CFES (see Note 3.) The Company recorded deferred equity compensation of $2,025,000, which will be amortized over a 5-year vesting period.

Restricted common shares issued to employees are subject to fixed plan accounting. The Company records deferred compensation at the time the units are issued based on the intrinsic value of the unit. Deferred compensation is amortized to expense on a straight-line basis through 2004. The Company amortized $172,335, $1,058,327 and $242,159 in 2001, 2002 and 2003, respectively.

The vesting of the restricted common shares issued to non-employees was accelerated in December 2002. For 2001 and 2002, compensation expense relating to restricted common shares issued to non-employees that are subject to time vesting only is calculated on a graded-vesting basis. Compensation expense relating to restricted common shares issued to non-employees that are subject to time and performance vesting is recorded using variable plan accounting. Both approaches use the fair value of the shares as determined by the Black- Scholes method (using the weighted average assumptions appearing in the table at the end of this note.) The Company incurred expenses relating to restricted common shares held by non-employees of $3,297,289, $2,817,458 and $4,498 in 2001, 2002 and 2003, respectively.

In December 2002, the Company's Board of Directors accelerated the vesting for 1,025,679 restricted common shares. The shares are subject to lock-up agreements that prohibit the sale of such shares at a date earlier than what would have been allowed had the vesting of the shares not been accelerated. Total compensation expense recognized in 2002 associated with the acceleration of vesting for the restricted common shares was $4,318,347. In the event that an employee terminates prior to the time that the restricted common shares would have vested under the original terms, the Company would incur additional expense based on the fair value of the underlying shares at the time of the accelerated vesting reduced by amounts previously recognized as expense.

The Company had the following restricted common share activity:

Outstanding at January 1, 2001	2,465,859
Repurchased at $3.07 per share	(8,965)
Repurchased at $0.01 per share	(145,254)

Outstanding at December 31, 2001	2,311,640
Issued at $4.48 per share	62,500

Outstanding at December 31, 2002 (2,065,393 shares vested)	2,374,140
Issued at $14.40 per share	140,625
Repurchased at $0.01 per share	(1,874)

Outstanding at December 31, 2003 (2,217,949 shares vested)	2,512,891

Receivables from shareholders

In 2000, two members of the Company's Board of Directors borrowed on a non-recourse basis a total of $750,000 from the Company in order to purchase preferred and common shares. The loans were repaid in 2002. In 2002, a shareholder borrowed $280,000 on a non-recourse basis in order to purchase restricted common shares. This note is outstanding as of December 31, 2003. The non-recourse nature of these notes resulted in equity compensation subject to variable plan accounting throughout the period that the notes were outstanding. The Company incurred $1,572,392, $1,963,505 and $581,966 of equity compensation associated with the non-recourse notes for 2001, 2002 and 2003, respectively

The following weighted average assumptions are used in conjunction with the Black-Scholes method to determine compensation expense for options and restricted shares issued to non-employees and for the pro forma effect of applying FAS 123 to measure compensation expense for options and restricted shares issued to employees:

	Year ended December 31,
	2001	2002	2003

Dividend yield	None	None	None
Volatility	60.0%	70.0%	70.0%
Risk-free interest rate	4.6%	2.8%	2.8%
Expected term, in years	5.0	5.0	5.0

2003 Employee Stock Purchase Plan

In November 2003, the Company established an employee stock purchase plan ("ESPP") under which eligible employees may purchase a limited number of shares of the Company's common stock at a discount of up to 15% of the market value at certain plan-defined dates. The board of directors authorized 950,000 shares of common stock for issuance under the ESPP, which also provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, equal to the lesser of: (1) 1.5% of the outstanding shares of our common stock on the first day of the fiscal year; (2) 500,000 shares; or (3) a lesser amount as determined by the board of directors. No shares were issued under the ESPP in 2003.

8.    Commitments and Contingencies

The Company leases its office facilities and certain equipment under non-cancelable operating lease arrangements expiring on various dates through 2010. Such leases include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease and additional rents based on the Consumer Price Index. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. Future minimum annual lease payments are as follows (in thousands):

Year ending December 31,
2004	$7,712
2005	7,179
2006	6,854
2007	6,569
2008	5,753
Thereafter	10,044

Total	$44,111

Rent expense was $5,573,559, $7,447,891 and $7,358,864 for 2001, 2002, and 2003, respectively,

On September 29, 2000, the Company executed an Asset Purchase Agreement (the "Agreement") with Navigant Consulting, Inc. ("Navigant"). Pursuant to the Agreement, the Company could be contingently liable for certain additional purchase price amounts. The two contingent purchase price amounts aggregate to a maximum of $10,000,000. The first such contingent amount was measured at September 29, 2001 and equaled the excess of $5,000,000 over the sum of (i) certain Excluded Expert Fees, as defined and (ii) the aggregate of each individual value amount assigned to specific LECG personnel, to the extent such individuals who did not have an employment, consulting, contracting or other relationship with the Company, leave the Company before September 29, 2001. Navigant asserts that substantially the entire first contingent amount is to be paid by the Company. Based on the actual number of such individuals who did not have such a relationship with the Company on September 29, 2001, management believes that Navigant's assertion is without merit. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

The second contingent purchase price amount, to a maximum of $5,000,000, was potentially payable at any time prior to September 29, 2003, if certain specified individuals become employees or are otherwise retained by or affiliated with the Company as an employee, officer, independent contractor or agent before that date without complying with the terms of the Agreement. Management did not hire these individuals nor does it expect to be liable for the contingent payment. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

In March 2002, Navigant asserted that the Company failed to comply with certain terms of the Agreement pertaining to employing certain former employees of Navigant. Management believes that Navigant's assertion is without merit.

In addition, if the Company had consummated or entered into a written agreement, letter of intent or written understanding for an asset sale, an IPO or similar transaction prior to September 29, 2001 (a "Transaction"), the Company would be required to pay an amount to Navigant equal to the excess of "Buyer Value", as defined in the Agreement, over the purchase price paid to Navigant by the Company. There is no restriction on the Company's ability to engage in discussions regarding a Transaction so long as no written agreement, letter of intent or understanding is entered into or reached. In March 2002, Navigant advised the Company that it was reserving all rights with respect to this provision of the Agreement. The Company did not enter into a written agreement, letter of intent or written understanding for a Transaction prior to September 29, 2001 and therefore does not expect that the Company will be liable for any amounts under this provision. Amounts paid, if any, would increase the purchase price and result in additional goodwill.

The Company is a party to certain legal proceedings arising out of the ordinary course of business, the outcomes of which individually or in the aggregate, in the opinion of management, would not have a material adverse effect on our business, financial position or results of operations.

9.    Income taxes

As a result of our conversion from a nontaxable limited liability corporation to a taxable C corporation as of the November 13, 2003 initial public offering, and in accordance with Statement of Financial Accounting Standards No. 109, the Company established beginning balances in its deferred tax assets and liabilities. Accordingly, the Company recognized a tax benefit of $10.1 million, offset by $500,000 provision for foreign income taxes for the year ended December 31, 2003. The components of the benefit for income taxes for 2003 are as follows (in thousands):

Current:
Federal	$—
State	—
Foreign	482

Total current provision	482
Deferred:
Federal	(8,033)
State	(2,050)
Foreign	(12)

Total deferred benefit	(10,095)

Total benefit for income taxes	$(9,613)

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for 2003 is as follows:

Tax at U.S. statutory rate	35.0%
Earnings from nontaxable limited liability company through November 13, 2003	(29.6)
Foreign earnings	2.1
State tax expense	1.2
Benefit from conversion from a nontaxable limited liability company to a taxable C corporation	(65.1)

Effective tax rate	(56.4)%

At December 31, components of deferred tax assets and liabilities are as follows (in thousands):

Deferred tax assets:
Accrued compensation and related expenses	$2,293
Equity-based compensation	4,340
Net operating losses	3,612
Depreciation and amortization	478
Foreign tax credit	90

10,813
Deferred tax liabilities:
State taxes	(718)

Net deferred tax asset	$10,095

The Company has not provided any valuation allowance as it believes the realization of its deferred tax assets is more likely than not. This determination is primarily based upon our expectation that future operations will be sufficiently profitable to utilize the operating loss carryforwards and other deferred tax assets. As of December 31, 2003, the Company had net operating losses of approximately $8.5 million for federal, which expire in 2024, and $7.4 million for state tax reporting purposes, which expire in 2014. As of December 31, 2003, the Company had tax credits of approximately $90,000, which expire in 2009.

10.    401(k) Plan

The Company has a 401(k) Plan under which all employees are immediately eligible. Company matching contributions are at the discretion of management. The Company contributed $685,787, $831,961 and $767,967 to the 401(k) Plan for 2001, 2002, and 2003, respectively.

11.    Related Party Transactions

The Company entered into agreements on September 29, 2000 with two officer directors entitling them to $750,000, in the aggregate, of compensation related to services rendered in connection with our management buyout. Such amount has been earned and is not contingent on continued employment with LECG. Accordingly, $750,000 was expensed in the fiscal period ended December 31, 2000. Such amount is not payable until permitted under our credit facility and we have achieved operating cash flows (defined as earnings before interest, taxes, depreciation and amortization) of at least $20 million in any fiscal year. The amount due is subordinate to any amounts owed to any senior or secondary lenders and accrues interest at the rate of 10% per annum until paid. The amount due including interest due to the executives, included in other long-term liabilities at December 31, 2002, was $918,750, and included in current liabilities at December 31, 2003 was $993,750. In February 2004, we paid Dr. Teece and Mr. Kaplan $669,109 and $334,555, respectively, to satisfy this obligation.

The Company periodically borrowed funds from an officer director at varying amounts up to $2,000,000 during 2002. One other member of the Board of Directors also loaned the Company $500,000 during fiscal 2002. There were no amounts due on these commitments at December 31, 2002.

The Company entered into expert agreements with Walter H.A. Vandaele, a director, David Scheffman, a director, David J. Teece, the Chairman of the Board, and David P. Kaplan, the President and a director. Pursuant to such agreements, each individual provides expert services on the Company's behalf in consideration for cash payment. Pursuant to these agreements, the Company paid David J. Teece, David P. Kaplan and Walter H.A. Vandaele $2,329,172, $1,832,146 and $1,224,263, respectively, during 2001, for expert services and project origination fees. During 2002, the Company paid David J. Teece, David P. Kaplan and Walter H.A. Vandaele $1,508,607, $2,451,058 and $2,068,500, respectively, pursuant to these agreements for expert services and project origination fees. During 2003, the Company paid David J. Teece, David P. Kaplan, David Scheffman and Walter H.A. Vandaele $1,800,385, $2,211,336, $191,308 and $1,647,026, respectively, pursuant to these agreements for expert services and project origination fees.

12.    Subsequent Events

On March 8, 2004, we acquired the business (including certain assets, five experts, who were equity owners and professional staff) of Economic Analysis, LLC, a company providing expert services involving complex business litigation and regulatory matters. The purchase price was comprised of $15.4 million paid in cash, and the issuance of 50,819 shares of common stock with a fair market value of $1.0 million. The allocation of purchase price to net assets, intangibles and goodwill has not yet been determined. In addition, based upon achievement of certain revenue and profitability targets, the Company is required to make earn out payments of up to $2.6 million per year for three years and additional payments of up to $2.0 million if certain revenue targets are met. Additional purchase price will be recorded in subsequent years, if the performance targets are met.

In March 2004, we entered into a 15-year lease for office space for our London UK operations. Average annual lease payments are approximately $1.3 million. Lease payments are subject to increase based on periodic market value assessments. We have the option to terminate the lease agreement after 10 years with no penalty.

13.    Quarterly Results of Operations (Unaudited)

The following table sets forth selected unaudited quarterly operating information for each of the eight quarters during the period from January 1, 2002 to December 31, 2003. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter. The comparability of results for 2002 and 2003 is impacted by the Company's initial public offering and conversion to a C corporation in November 2003, significant equity-based compensation in 2002 due to the acceleration of vesting of certain options and restricted stock and costs of the postponed offering in 2002.

Consolidated statement of operations data
(dollars in thousands, except per share data)

	Quarter ended
	March 31	June 30	September 30	December 31

Fiscal year 2003
Revenues	$38,800	$41,432	$41,551	$43,811
Gross profit	12,527	12,940	14,193	13,546
Operating income	3,586	4,880	5,605	5,042
Income before income tax benefit	2,839	4,465	5,001	4,757
Net income	2,839	4,465	5,001	14,370 (1)
Accrued preferred dividends and accretion of preferred units	1,014	1,045	1,076	4,577
Net income attributable to common shares	$1,825	$3,420	$3,925	$9,793
Net income per share
Basic	$0.15	$0.27	$0.31	$0.57
Diluted	$0.12	$0.23	$0.26	$0.49
Fiscal year 2002
Revenues	$28,569	$32,285	$34,758	$38,092
Gross profit	6,645	7,174	8,575	4,582
Operating income (loss)	(225)	(1,832)	(1,701)	(5,416)
Net income	(500)	(2,457)	(2,616)	(6,491)
Accrued preferred dividends and accretion of preferred units	874	900	934	984
Net income (loss) attributable to common shares	$(1,374)	$(3,357)	$(3,350)	$(7,475)
Net income (loss) per share
Basic	$(0.13)	$(0.31)	$(0.30)	$(0.64)
Diluted	$(0.13)	$(0.31)	$(0.30)	$(0.64)

(1)
Includes income tax benefit of $9,613 from conversion from nontaxable LLC to taxable C corporation in connection with the November 13, 2003 initial public offering.

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

	December 31, 2003	September 30, 2004

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$67,177	$24,142
Accounts receivable, net of allowance of $482 and $370	46,708	72,774
Prepaid expenses	2,708	3,290
Deferred tax assets	9,802	8,803
Current portion of signing bonuses and other current assets	3,868	10,390

Total current assets	130,263	119,399
Property and equipment, net	4,506	6,231
Goodwill	23,976	53,397
Other intangible assets	533	836
Long-term portion of signing bonuses and other assets	3,864	17,221

Total assets	$163,142	$197,084

Liabilities and stockholders' equity
Current liabilities:
Accounts payable and other accrued liabilities	$5,733	$10,773
Accrued compensation	29,270	33,134
Amounts due for business acquisitions—current portion	—	2,980
Deferred revenue	732	1,241
Distributions payable	3,398	—

Total current liabilities	39,133	48,128
Amounts due for business acquisitions—long-term		2,000
Other long-term liabilities	22	3,859
Stockholders' equity:
Common stock, $.001 par value, 200,000,000 shares authorized, 21,693,156 shares outstanding at December 31, 2003 and 22,439,134 shares outstanding at September 30, 2004	22	22
Additional paid-in capital	113,326	119,751
Receivable from stockholder	(290)	—
Deferred equity compensation	(2,193)	(1,727)
Accumulated other comprehensive income	510	465
Retained earnings	12,612	24,586

Total stockholders' equity	123,987	143,097

Total liabilities and stockholders' equity	$163,142	$197,084

See notes to interim condensed consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Nine months ended September 30,
	2003	2004

	(unaudited)
Revenues	$121,783	$152,847
Cost of services:
Compensation and project costs	(81,725)	(101,121)
Equity-based compensation (expense) income	(398)	73

Total cost of services	(82,123)	(101,048)

Gross profit	39,660	51,799
Operating expenses:
General and administrative expenses	(22,360)	(29,005)
Depreciation and amortization	(3,229)	(2,677)

Operating income	14,071	20,117
Interest income	30	251
Interest expense	(1,942)	(183)
Other income (expense), net	146	(27)

Income before income tax	12,305	20,158
Provision for income taxes	—	(8,184)

Net income	12,305	11,974
Accrued preferred dividends and accretion of preferred stock	(3,135)	—

Net income available to common shares	$9,170	$11,974

Net income per share:
Basic	$0.73	$0.55
Diluted	$0.61	$0.51
Share amounts:
Basic	12,492	21,725
Diluted	15,034	23,333

See notes to interim condensed consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Nine months ended September 30,
	2003	2004

	(unaudited)
Cash flows from operating activities
Net income	$12,305	$11,974
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bad debt expense	—	165
Depreciation and amortization of property and equipment	2,329	1,834
Amortization of intangible assets	900	843
Amortization of signing bonuses	1,080	2,812
Equity-based compensation	398	(73)
Tax benefit of stock option plans		2,718
Deferred rent expense	490	801
Other non-cash (income) expense	(213)	58
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	(11,728)	(23,318)
Prepaid and other current assets	(1,856)	(3,009)
Accounts payable and other accrued liabilities	(21)	4,505
Accrued compensation	2,837	2,198
Signing bonuses and other assets	(1,429)	(18,341)
Other liabilities, net	56	1,889

Net cash provided by (used in) operating activities	5,148	(14,944)

Cash flows from investing activities
Payments for business acquisitions, net of cash acquired	(2,455)	(24,996)
Purchase of property and equipment	(796)	(2,781)
Other	(62)	(51)

Net cash used in investing activities	(3,313)	(27,828)

Cash flows from financing activities
Proceeds from issuance of common stock—employee stock plan	—	1,109
Exercise of stock options	432	2,604
Receivable from stockholder	14	295
Borrowings under long-term debt agreements	1,250	—
Borrowings under revolving credit facility	37,400	—
Repayments of long term debt	(4,550)	—
Repayments under revolving credit facility	(27,100)	—
Payment of loan fees	(871)	—
Distributions to common stockholders	(7,964)	(4,235)
Other	(3)	—

Net cash used in financing activities	(1,392)	(227)

Effect of exchange rates on changes in cash and cash equivalents	279	(36)

Increase (decrease) in cash and cash equivalents	722	(43,035)
Cash and cash equivalents, beginning of period	2,576	67,177

Cash and cash equivalents, end of period	$3,298	$24,142

Supplemental disclosure:
Cash paid for interest	$1,827	$288

Cash paid for income taxes	$150	$655

Non-cash investing activites:
Common stock issued for business acquisitions	—	$1,959

Amounts due for business acquisitions	—	$4,980

See notes to interim condensed consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(dollars in thousands)

	Common Stock		Additional paid in capital		Receivable from stockholder	Deferred equity compensation	Accumulated other comprehensive income (loss)	Total stockholders' equity	Total comprehensive income (loss)
				Retained earnings
	Shares	Par value

Balance at December 31, 2003	21,693,156	$22	$113,326	$12,612	$(290)	$(2,193)	$510	$123,987
Decrease in receivable from stockholder	—	—	4	—	290	1	—	295
Proceeds from sale of stock	76,771	—	1,109	—	—	—	—	1,109
Issuance of resricted shares	107,741	—	1,958	—	—	—	—	1,958
Exercise of options	570,841	—	2,604	—	—	—	—	2,604
Equity compensation	—	—	(537)	—	—	464	—	(73)
Repurchase of restricted shares	(9,375)	—	(1)	—	—	1	—	—
Distributions to common stockholder	—	—	(431)	—	—	—	—	(431)
Tax benefit of option exercises	—	—	1,719	—	—	—	—	1,719
Net income	—	—	—	11,974	—	—	—	11,974	$11,974
Foreign currency translation adjustment	—	—	—	—	—	—	(45)	(45)	(45)

Total comprehensive income	—	—	—	—	—	—	—	—	$11,929

Balance at September 30, 2004	22,439,134	$22	$119,751	$24,586	$—	$(1,727)	$465	$143,097

See notes to interim condensed consolidated financial statements

LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    Basis of Presentation and Operations

The accompanying consolidated financial statements include the accounts of LECG Corporation and its wholly owned subsidiary, LECG, LLC, (collectively, the "Company", "Companies" or "LECG").

The Company provides expert services, including economic and financial analysis, expert testimony, litigation support and strategic management consulting to a broad range of public and private enterprises. The Company's experts may be either employees of the Company or independent contractors. Services are provided by academics, recognized industry leaders and former high-level government officials (collectively, "experts") with the assistance of a professional support staff. These services are provided primarily in the United States from the Company's headquarters in Emeryville, California and its 18 other offices across the country. The Company also has international offices in Argentina, Australia, Canada, New Zealand, South Korea, Spain, Belgium, France and the United Kingdom.

The consolidated statements of income for the nine months ended September 30, 2003 and 2004, the consolidated balance sheet as of September 30, 2004 and the consolidated statements of cash flows for the nine months ended September 30, 2003 and 2004 are unaudited. In the opinion of management, these statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of LECG's consolidated financial position, results of operations and cash flows. The December 31, 2003 balance sheet is derived from LECG's audited financial statements included in its Annual Report on Form 10-K as of that date. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

2.    Significant Accounting Policies

Revenue recognition

Revenue includes all amounts earned that are billed or billable to clients, including out-of-pocket costs such as travel and subsistence, and have been reduced for amounts related to work performed that are estimated to be uncollectible.

Revenues primarily arise from time and material contracts, which are recognized in the period in which the services are performed. The Company also enters into certain performance-based contracts for which performance fees are dependent upon a successful outcome, as defined by the consulting engagement. Revenues related to performance-based fee contracts are recognized in the period when the earnings process is complete, generally when we have received payment as a result of services we performed under the contract. Costs incurred on performance-based contracts are expensed in the period incurred. Revenues are also generated from fixed price contracts, which are recognized as the agreed upon services are performed. Such revenues do not represent a material component of total revenues.

Expert revenues consist of revenues generated by experts who are our employees and revenues generated by experts who are independent contractors. There is no operating, business or other substantive distinction between our employee experts and our exclusive independent contractor experts.

Income taxes

The Company accounts for income taxes in accordance with SFAS 109 Accounting for Income Taxes, under which deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and their respective tax bases. In accordance with SFAS 109, a valuation allowance is established to reduce the carrying value of deferred tax assets if it is considered more likely than not that such assets will not be realized. Significant management judgment is required in determining if it is more likely than not that the Company will be able to utilize the potential tax benefit represented by its deferred tax assets. Consideration is given to evidence such as the history of prior year taxable income, expiration periods for net operating losses and the Company's projections. No valuation allowance was recorded at September 30, 2004 and December 31, 2003. We expect that our 2004 effective income tax rate will be approximately 40.6%. The Company's effective tax rate is determined based on estimated worldwide pre-tax income, permanent differences and credits, and is reviewed quarterly to determine if actual results require modifying the effective tax rate. Prior to November 13, 2003, the Company operated as a limited liability company and income taxes were passed through to and were the responsibility of the owners. Accordingly, no income taxes are provided for the nine months ended September 30, 2003.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's financial statements contain various estimates including, but not limited to, estimates for unrealizable revenue, valuation allowance on deferred tax assets, bonus compensation, contingent payments for businesses acquired and costs recoverable from non-salaried experts. Actual results could differ from those estimates.

3.    Net Income Per Share and Share Amounts

Basic net income per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, comprised of unvested restricted stock and common shares issuable upon the exercise of options, are included in the diluted net income per common share calculation to the extent these shares are dilutive.

The following items impact the comparability of our financial results for the nine months ended September 30, 2004 as compared to the same periods in 2003.

–>
Prior to November 13, 2003, no income taxes were recorded or paid at the corporate level. In prior periods the Company operated as a limited liability company and taxes were paid at the individual stockholder level not by the Company.

–>
Prior to November 13, 2003, the Company incurred preferred stock accretion and dividends in conjunction with its outstanding preferred units. Those preferred units were redeemed in full in connection with the Company's initial public offering; however, they impacted the calculation of earnings per share.

–>
Basic and diluted earnings per share for the nine months ended September 30, 2004 include the impact of 8,625,000 shares sold in our initial public offering on November 13, 2003.

The following is a reconciliation of net income and the number of shares used in the basic and diluted earnings per share computations (in thousands, except per share amounts).

	Nine months ended September 30,
	2003	2004

Net income available to common shares	$9,170	$11,974

Weighted average shares outstanding:
Basic	12,492	21,725
Effect of dilutive stock options and unvested restricted stock	2,542	1,608

Diluted	15,034	23,333

Net income per share
Basic	$0.73	$0.55
Diluted	$0.61	$0.51

The following common stock equivalents were excluded from the calculation of diluted net income per share, as these shares were antidilutive: 1.2 million options, for the nine months ended September 30, 2003 and 1.6 million options for the nine months ended September 30, 2004.

4.    Equity-Based Compensation

The Company uses the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for options granted to employees. Accordingly, compensation cost related to option grants to employees is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the option exercise price and such cost is charged to operations over the related option vesting period. SFAS No. 123, Accounting for Stock-Based Compensation, requires that companies record compensation cost for equity-based compensation to non-employees based on fair values. Accordingly, the Company records compensation cost for options granted to non-employees using a fair value based method over the related option vesting period.

SFAS No. 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. If the computed values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards, net income would have been the following (in thousands, except per share information):

	Nine months ended September 30,
	2003	2004

Net income available to common shares—as reported	$9,170	$11,974
Add (subtract): equity-based employee compensation expense (income), as reported	305	(73)
Deduct: total equity-based employee compensation expense determined under fair value based method for all awards	(2,613)	(3,517)

Net income available to common shares—pro forma	$6,862	$8,384

Basic earnings per share:
Net income available to common shares—as reported	$0.73	$0.55
Net adjustment for fair value based method	(0.18)	(0.17)

Net income available to common shares—pro forma	$0.55	$0.38

Diluted earnings per share:
Net income available to common shares—as reported	$0.61	$0.51
Net adjustment for fair value based method	(0.15)	(0.15)

Net income available to common shares—pro forma	$0.46	$0.36

The following weighted average assumptions are used in conjunction with the Black-Scholes method to determine compensation expense for the pro forma effect of applying FAS 123 to measure compensation expense for options issued to employees:

	Nine months ended September 30,
	2003	2004

Dividend yield	0%	0%
Volatility	70%	51%
Risk-free interest rate	2.8%	4.2%
Expected term, in years	5.0	7.0

5.    Comprehensive Income

Comprehensive income represents net income plus other comprehensive income resulting from changes in foreign currency translation and amortization of interest rate swap transition adjustment. The reconciliation of LECG's comprehensive income for the nine months ended September 30, 2003 and 2004 is as follows (in thousands):

	Nine months ended September 30,
	2003	2004

Net income	$12,305	$11,974
Foreign currency translation adjustment	283	(45)
Amortization of transition adjustment	70	—

Comprehensive income	$12,658	$11,929

6.    Business Acquisitions

In August 2004, the Company acquired all of the outstanding shares of Silicon Valley Expert Witness Group, Inc. ("SVEWG"), a company providing expert services involving complex technologies and intellectual property disputes. The purchase price of $9.0 million was comprised of $5.0 million paid in cash at closing, the issuance of 56,850 unregistered shares of common stock with a fair market value of $958,000, and $3.0 million of additional payments to be made no later than 2009. The purchase price was allocated as follows: $7.7 million to goodwill, $100,000 to contract rights (10-month amortization) and $1.2 million to net current assets and property and equipment. The allocation of the purchase price to assets acquired and liabilities assumed is based on preliminary estimates and certain assumptions that the Company believes are reasonable. In addition, if specified revenue and operating margin targets are achieved, the Company will make additional payments of up to $3.0 million over a five-year-period. Additional goodwill will be recorded in subsequent years if these performance targets are met.

In March 2004, the Company acquired the business (including certain assets and liabilities, five experts, who were equity owners, and professional staff) of Economic Analysis, LLC, a company providing expert services involving complex business litigation and regulatory matters. The purchase price was comprised of $15.4 million paid in cash, and the issuance of 50,891 unregistered shares of common stock with a fair market value of $1.0 million, of which $15.0 million was allocated to goodwill, $900,000 was allocated to contract rights (12-month amortization) and $500,000 to property and equipment and other assets. In addition, if specified revenue and profitability targets are achieved, the Company will make additional payments of up to $2.6 million per year for three years, and additional payments of up to $2.0 million if certain revenue targets are met. Additional goodwill will be recorded in subsequent years, if the performance targets are met.

In March 2004, the Company acquired the business (including certain assets and liabilities, five experts, four of whom were equity owners and professional staff) of Low Rosen Taylor Soriano ("LRTS"), an expert services firm located in Toronto, Canada, providing expert services in the areas of business valuation and damages quantification. The purchase price was $3.8 million paid in cash, of which $3.1 million was allocated to goodwill, $145,000 was allocated to contract rights (12-month amortization) and $570,000 was allocated primarily to property and equipment and other assets. In addition, if specified profitability targets are achieved, the Company will make additional payments of up to $4.2 million over a four-year period. As a result of achieving certain profitability targets through September 30, 2004, the Company recorded additional goodwill of $245,000 as of September 30, 2004. Additional goodwill will be recorded in subsequent years, if the performance targets are met.

In accordance with the terms of the Center for Forensic Economic Studies ("CFES") Purchase Agreement dated August 1, 2003, and as a result of achieving certain performance targets set forth in the agreement, the Company recognized $1.6 and $1.7 million of additional goodwill as of June 30, 2004 and September 30, 2004, respectively, of which $1.6 million has been paid and $1.7 million is payable in August 2005.

7.    Goodwill and Identifiable Intangible Assets

Goodwill relates to the Company's business acquisitions, reflecting the excess of purchase price over fair value of identifiable net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but are required to be tested at least annually for impairment.

The Company determined that it has one reporting unit based on the similarity of operations throughout its individual offices. Business acquisitions have been integrated within the structure of the organization and all the individual offices share similar economic characteristics and do not represent separate reporting units. The Company performs its goodwill impairment test annually as of October 1 by using the quoted market price of LECG's common stock and comparing the fair value of the Company to its recorded book value. The Company adopted October 1 as its date for performing its annual goodwill impairment test to allow sufficient time to schedule and perform the required valuation analysis and record any necessary goodwill impairment charges prior to its year-end. Based on the results of the test performed as of October 1, 2004, the Company concluded that goodwill was not impaired. The balance in goodwill as of September 30, 2004 and changes in goodwill for the nine months ended September 30, 2004 are as follows:

Balance at December 31, 2003	$23,976
SVEWG	7,663
Economic Analysis, LLC	15,037
LRTS	3,329
CFES	3,392

Balance at September 30, 2004	$53,397

Other intangible assets include customer contracts with useful lives of 10 to 12 months, and rights to license software under development, for which amortization will begin when the software is available for general release to customers. These intangible assets continue to be amortized on a straight-line basis over their useful lives.

As of September 30, 2004, other intangible assets consisted of the following (in thousands):

	Gross	Accumulated amortization	Net
Customer contracts	$1,745	$(1,009)	$736
Rights to license software under development	$100	$0	$100

Total	$1,845	$(1,009)	$836

The estimated future amortization expense of other intangible assets as of September 30, 2004 is as follows (in thousands):

2004	$394
2005	342
Thereafter	100

Total	$836

8.    Deferred Compensation Plan

In March 2004, the Company adopted a deferred compensation plan under which highly compensated employees are eligible to defer up to 15% of their bonuses, salary, expert fees, project origination fees and qualifying stock option gains. The cash compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. The qualifying stock option gains deferred under this plan are credited or debited based on changes in an LECG stock measurement fund. Each plan participant is fully vested in all compensation deferred under the plan, other than signing bonuses and other employer contributions subject to vesting, and the earnings credited to his or her account. Signing bonuses and other employer contributions deferred under the plan vest ratably over a specified forfeiture period. Employee deferrals are invested through a trust.

9.    Common Stock, Restricted Stock and Stock Options

Common stock

On August 2, 2004, the Company issued 56,850 unregistered shares of LECG common stock in connection with its acquisition of all of the outstanding shares of Silicon Valley Expert Witness Group, Inc. See Note 6.

On March 1, 2004, the Company issued 50,891 unregistered shares of LECG common stock in connection with its acquisition of Economic Analysis, LLC. See Note 6.

In November 2003, the Company adopted an Employee Stock Purchase Plan ("ESPP") under which eligible United States and New Zealand employees may purchase newly issued shares of common stock of the Company at 85% of the lower of the closing price of the Company's common stock on the first and last day of the six-month offering periods, which end in April and November 2004. Employees pay for their shares through payroll deductions at a rate equal to any whole percentage from 1% to 15% of their gross wages. There were 76,771 common shares issued under the ESPP in April 2004 at $14.45 per share.

The Board of Directors authorized 950,000 shares of common stock for issuance under the ESPP, which also provides for annual increases in the number of shares available for issuance on the first day of each fiscal year, equal to the lesser of: (1) 1.5% of the outstanding shares of our common stock on the first day of the fiscal year; (2) 500,000 shares; or (3) a lesser amount as determined by the board of directors. The Board of Directors determined not to provide for this annual increase to the ESPP for fiscal 2004. As of September 30, 2004, there are 873,229 shares available for issuance under the plan.

Restricted stock

The following table shows the activity under the restricted stock program:

	Number of vested shares	Number of unvested shares	Total
Balance at December 31, 2003	2,217,949	294,941	2,512,890
Vested	128,535	(128,535)	—
Repurchased	—	(9,375)	(9,375)

Balance at September 30, 2004	2,346,484	157,031	2,503,515

The Company has a total of 157,031 shares of outstanding common stock that are subject to a right of repurchase or cancellation in favor of the Company under certain circumstances. The fair value of all unvested restricted shares is included in the financial statements as deferred compensation and is being amortized ratably over the applicable vesting periods. Of these 157,031 restricted shares, there are 16,406 restricted shares that were issued in 2000 and that are subject to repurchase at $0.01 in the event of the termination of the stockholder' employment or consulting relationship with the Company for any reason prior to January 16, 2005. The right of repurchase of these 16,406 restricted shares will expire on either (i) December 31, 2004 if each of the stockholders achieve certain individual performance criteria, or (ii) January 16, 2005 regardless of performance. The remaining 140,625 restricted shares were issued in August 2003 and are subject to vesting over time. Of these restricted shares, 112,500 will vest on August 1, 2007, and the remaining 28,125 will vest on August 1, 2008, provided that the stockholders have not resigned or been terminated for cause as of those vesting dates.

Stock option plans

The Company granted 231,250 and 2,107,350 non-qualified options to purchase common shares in the quarter and nine months ended September 30, 2004, respectively. Included in the 2004 option grants were 750,000 non-qualified options to purchase shares of common stock, at an exercise price of $21.85 per share, issued to each of Dr. David Teece, Chairman and Mr. David Kaplan, President. The options issued to Dr. Teece and Mr. Kaplan cliff-vest 8 2/3 years following the date of grant and expire in May 2013. The Company issued 22,500 options to three independent members of its Board of Directors that will vest in August 2005. During their tenure as members of the Board of Directors, independent directors receive annual grants of options to purchase common stock on or after the date of the Company's annual stockholder meeting, subject to approval by the Compensation Committee. The remaining options were granted to employees, have five to seven year vesting periods and were issued at exercise prices equal to the fair market value of the Company's stock on the date of grant.

During the nine months ended September 30, 2004, pursuant to terms of the Company's 2000 Stock Option Plan, the Company cancelled unvested options to purchase 28,824 shares of common stock.

At September 30, 2004, there were 383,275 options available for future grants under the 2003 Stock Option Plan.

10.    Commitments and Contingencies

Legal proceedings

In June 2004, National Economic Research Associates, Inc. ("NERA") and its parent company, Marsh & McLennan Companies, Inc., filed a complaint against LECG and one of its experts in the Superior Court Department of the Trial Court Business Litigation Session, Suffolk County, Commonwealth of Massachusetts. This action arises out of LECG's hiring of professionals in March 2004 who were formerly employed by NERA in the United States and Europe. The complaint alleges that during and after his employment with NERA, this expert violated contractual commitments and fiduciary duties to NERA. The complaint further alleges that LECG interfered with NERA's contractual relations and advantageous business relationships, misappropriated confidential business information and goodwill, and engaged in unfair and deceptive trade practices. The complaint asks for unspecified damages and disgorgement of wrongful gain, invalidation of an indemnification agreement provided to this expert by LECG and contains a demand for a jury trial.

In August 2004, we served a motion to dismiss the complaint with respect to the breach of contract, tortious interference with contractual relations and the unfair and deceptive trade practices counts, which motion the parties are currently briefing. We also filed our answer to the complaint.

LECG is not able to determine the outcome or resolution of the complaint, or to estimate the amount or potential range of loss with respect to this complaint.

LECG is also a party to certain legal proceedings arising out of the ordinary course of business, the outcomes of which individually or in the aggregate, in the opinion of LECG's management, would not have a material adverse effect on LECG's business, financial position or results of operations.

Business acquisitions and expert hires

We have made commitments in connection with our acquisitions and certain expert agreements that will require us to make additional payments and bonus compensation payments if various performance goals are met.

In August 2004, LECG purchased the business of Silicon Valley Expert Witness Group, Inc. The initial purchase price of $9.0 million included $3.0 million of additional payments to be made no later than September 2009. In addition, if specified revenue and operating margin targets are achieved, LECG will make additional payments of up to $3.0 million over a five-year period. See Note 6.

In March 2004, LECG acquired the business of Economic Analysis, LLC. In addition to the initial purchase price of $16.4 million paid in cash and shares of LECG common stock, if specified revenue and profitability targets are achieved, LECG will make additional payments of up to $2.6 million per year for three years. Additional payments of up to $2.0 million will also be made if certain revenue targets are met. See Note 6.

In March 2004, LECG acquired the business of Low Rosen Taylor Soriano. In addition to the initial purchase price of $3.8 million paid in cash, if specified profitability targets are achieved, LECG will make additional payments of up to $4.2 million over a four-year period. See Note 6.

In connection with the acquisition in August 2003 of CFES, if certain specified revenue and profitability targets are met, LECG will make additional payments ranging from $1.7 to $1.9 million per year for four years. In August 2004, LECG made the first of such payments in the amount of $1.7 million that was recorded to goodwill. In addition, based on an evaluation of results through

September 2004, the Company estimated that the performance targets for 2004 will be met, and consequently has recognized additional goodwill of $1.7 million to be paid in August 2005. In addition, if certain performance targets are met, the Company will also pay bonus compensation ranging from $520,000 to $580,000 per year. The Company recognizes compensation expense on a quarterly basis since it believes it is probable that the performance targets will be achieved.

In August 2004, LECG entered into employment agreements with certain experts, whereby if certain performance targets are met, LECG will make payments of up to $500,000 per year for the next four years. Payments will be subject to amortization over five years.

In connection with the hiring of certain experts and professional staff in March 2004, LECG has agreed to pay performance bonuses of up to $5.7 million per year in 2006 and 2007, provided certain significant revenue and gross margin targets are achieved. Bonus payments will be subject to amortization over a seven-year period.

LECG currently has outstanding letters of credit for $1.0 million under our revolving credit facility, which expires in March 2006, at which time all outstanding borrowings, if any, are required to be repaid. In August 2004, the Company's lender agreed to amend the Company's credit agreement, effective as of July 30, 2004, to allow the Company to make business acquisitions without the lender's prior consent, provided certain financial conditions are met.

11.    Subsequent Events

On October 8, 2004, the Company acquired substantially all of the assets of Washington Advisory Group, LLC, a privately held expert services firm specializing in technology assessment and policy, and research development strategy. The purchase price consists of an initial payment of approximately $660,000 and a minimum guaranteed payment of $400,000 payable by February 15, 2007. Additional payments of up to $2.1 million will be made if specific growth and profitability targets are met.

Effective October 31, 2004, the Company issued 68,979 shares of its common stock at a weighted average price of $14.54 in connection with its Employee Stock Purchase Plan for proceeds of $1,003,246.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All such fees and expenses, other than underwriting discounts and commissions, will be borne by us. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be paid
SEC Registration Fee	$8,763
NASD Filing Fee	7,417
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	100,000
Printing and Engraving Expenses	70,000
Blue Sky Fees and Expenses	5,000
Transfer Agent and Registrar Fees	10,000
Miscellaneous Expenses	48,820

Total	$500,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VIII of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We are entering into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriter of us, our executive officers and directors and the selling stockholders, and indemnification of the underwriter by us and the selling stockholders for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriter for inclusion in the registration statement.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

        (a)   Within the last three years, we have issued and sold the following unregistered securities:

–>
On May 1, 2002, we sold 62,500 common units at a purchase price of $4.48 per unit to one of our experts pursuant to a buy-sell agreement. The foregoing purchase and sale was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

–>
On August 1, 2003, we issued 140,625 common units at a purchase price of $14.40 per unit to four accredited experts in connection with our acquisition of the business and certain assets of BLDS, LLC, which business and assets were formerly owned by the Center for Forensic Economic Studies. The foregoing purchase and sale was exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

–>
On March 1, 2004, we sold 50,891 shares of our common stock at an effective purchase price of $19.65 per share to 5 accredited experts in connection with our acquisition of the business and certain assets of Economic Analysis, LLC. The foregoing purchase and sale was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

–>
On August 2, 2004, we sold 56,850 shares of our common stock at an effective purchase price of $17.59 per share to certain accredited investors in connection with our acquisition of Silicon Valley Expert Witness Group, Inc. The foregoing purchase and sale was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof on the basis that the transaction did not involve a public offering.

        (b)   Since January 1, 2001, we granted options to purchase common stock to employees, directors and consultants under our 2000 Incentive Plan at exercise prices ranging from $0.01 to $16.00 per share. Of the 4,004,908 options granted, 3,467,607 remain outstanding, 444,485 shares have been issued pursuant to the exercise of options and 92,816 options have been cancelled. The foregoing grants and exercises were exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

The sales and issuances of securities in the transactions described above were deemed to be exempt from registration under the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act of 1933, as amended, Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act of 1933, as amended, as transactions by an issuer not involving any public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had adequate access, through their relationship with LECG, to information about us.

        (c)    There were no underwritten offerings employed in connection with any of the transactions set forth in Item 15(a) and (b).

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description
#1.1	Form of Underwriting Agreement
**2.1	Asset Purchase Agreement entered into as of March 1, 2004 by and among LECG Corporation, LECG, LLC, Economic Analysis, the members of Economic Analysis and other related parties identified therein
**2.2	First Amendment to Asset Purchase Agreement entered into on March 17, 2004 by and among LECG Corporation, LECG, LLC, Economic Analysis, the members of Economic Analysis, and other related parties identified therein
*†2.3	Stock Purchase Agreement entered into effective as of August 2, 2004 by and among LECG, LLC, LECG Corporation, The Summers 1992 Trust, U/T/A 1/27/92, the Richard & Sylvia McCloskey Living Trust Dated 6/14/93, Dr. Richard A. Blanchard, Diana Trujillo, Gary J. Summers and Richard McCloskey
*3.1(a)	Amended and Restated Certificate of Incorporation of LECG Corporation, as currently in effect
*3.2	Bylaws of LECG Corporation
*3.3	Articles of Organization of LECG Holding Company, LLC, a California limited liability company, as currently in effect
*3.4	Articles of Organization of LECG, LLC, a California limited liability company, as currently in effect
*3.5	Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, as currently in effect
*3.5(a)	First Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated October 29, 2001
*3.5(b)	Second Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated December 7, 2001
*3.5(c)	Third Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated March 27, 2003
*3.5(d)	Fourth Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated August 1, 2003
*3.5(e)	Fifth Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated October 14, 2003.
*3.6	Operating Agreement of LECG, LLC, a California limited liability company, as currently in effect
*4.1	Form of the Registrant's Common Stock Certificate
#5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
*10.1	Form of Director and Executive Officer Indemnification Agreement

*10.2	2000 Incentive Plan and forms of agreements thereunder
*10.2(a)	First Amendment to 2000 Incentive Plan dated October 29, 2001
*10.2(b)	Second Amendment to 2000 Incentive Plan dated February 2, 2002
*10.2(c)	Third Amendment to 2000 Incentive Plan dated June 7, 2002
*10.2(d)	Fourth Amendment to 2000 Incentive Plan dated May 30, 2003
*10.3	2003 Stock Option Plan and forms of agreements thereunder
*10.4	2003 Employee Stock Purchase Plan and forms of agreement thereunder
*10.5	Asset Purchase Agreement between Navigant Consulting, Inc., LECG, Inc., LECG Holding Company, LLC and LECG, LLC dated September 29, 2000
*10.6	Loan Agreement between LECG Holding Company, LLC and David P. Kaplan dated September 29, 2000 and Secured Non-Recourse Promissory Note issued thereunder
*10.7	Office Lease Agreement between LECG, LLC and EOP-Emeryville Properties, L.L.C. dated December 17, 2001
*10.8	Lease Agreement between LECG, LLC and Farragut Center LLC dated December 27, 2000
*10.9	Expert Agreement between LECG, LLC and Walter Vandaele dated October 13, 2000
*10.9(a)	First Amendment to Employment Letter between LECG, LLC and Walter Vandaele dated June 13, 2003
*10.9(b)	Second Amendment to Employment Letter between LECG, LLC and Walter Vandaele dated September 9, 2003
*10.10	Convertible Promissory Note made by LECG, LLC to Thoma Cressey Fund VII, L.P. for up to $5.0 million dated June 13, 2002
*10.11	Expert Agreement between LECG, LLC and David Teece dated October 27, 1997
*10.12	Expert Agreement between LECG, LLC and David Kaplan dated April 27, 1998
*10.13	Loan Agreement between LECG Holding Company, LLC and Mukesh Bajaj dated November 1, 2000 and Secured Non-Recourse Promissory Note issued thereunder
*10.14	Guaranty Agreement by Thoma Cressey Fund VII, L.P. in favor of Wachovia Bank, National Association (formerly known as First Union National Bank) dated June 13, 2002
*10.15	Guaranty Agreement by David J. Teece in favor of Thoma Cressey Fund VII, L.P. dated June 12, 2002
*10.16	Agreement between LECG, LLC and PA Consulting Group, Inc. and PA Holdings Limited dated March 19, 2001
*10.17	Letter Agreement between LECG, LLC and Arthur Andersen LLP dated June 12, 2002
*10.18	Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
10.18(a)	Amendment No. 1 to the Registration Rights Agreement by and among Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P. and LECG Corporation dated November 9, 2004
*10.19	Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
*10.19(a)	First Amendment to Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated December 2, 2002

*10.20	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David J. Teece dated September 29, 2000
*10.21	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David P. Kaplan dated September 29, 2000
*10.22	Letter Agreement among LECG Holding Company, LLC, LECG, LLC, Thoma Cressey Fund VII, L.P., and David J. Teece dated June 13, 2002
*10.23	Joint Venture Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
*10.24	Share Subscription Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
*10.25	Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto, U.S. Bank National Association and LaSalle Bank National Association dated March 31, 2003
*10.26	Revolving Promissory Note issued by LECG, LLC, to U.S. Bank National Association dated March 31, 2003
*10.27	Revolving Promissory Note issued by LECG, LLC to LaSalle Bank National Association dated March 31, 2003
*10.28	Term Note issued by LECG, LLC to U.S. Bank National Association dated March 31, 2003
*10.29	Term Note issued by LECG, LLC to LaSalle Bank National Association dated March 31, 2003
*10.30	Amended and Restated Security Agreement between LECG Holding Company, LLC and U.S. Bank National Association dated March 31, 2003
*10.31	Amended and Restated Security Agreement between LECG, LLC and U.S. Bank National Association dated March 31, 2003
*10.32	Guaranty given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated March 31, 2003
*10.33	First Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated August 19, 2003
*10.34	Revolving Promissory Note issued by LECG, LLC to U.S. Bank National Association dated August 19, 2003
*10.35	Revolving Promissory Note issued by LECG, LLC to LaSalle Bank National Association dated August 19, 2003
*10.36	Reaffirmation of Guaranty and Security Agreement given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated August 19, 2003
*10.37	Asset Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, BLDS, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.37(a)	First Amendment to Asset Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, BLDS, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated November 11, 2003
*10.38	Director Practice Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003

*10.39	Business Development Agreement between LECG, LLC and Enterprise Research, Inc. dated December 10, 2002
*10.39(a)	First Amendment to Business Development Agreement between LECG, LLC and Enterprise Research dated September 29, 2003
*10.40	First Amendment to Employment Agreement between LECG Holding Company, LLC, LECG, LLC and David J. Teece dated August 5, 2002
*10.40(a)	Second Amendment to Employment Agreement between LECG, LLC and David J. Teece dated September 30, 2003
†10.40(b)	Third Amendment to Employment Agreement between LECG, LCC and David J. Teece dated October 1, 2004
*10.41	Amended and Restated Senior Management Agreement between LECG Holding Company, LLC, LECG, LLC and David P. Kaplan dated September 29, 2003
†10.41(a)	First Amendment to Amended and Resated Senior Management Agreement between LECG, LLC, LECG Corporation, successor in interest to LECG Holding Company, LLC, and David Kaplan dated October 1, 2004
*10.42	Loan Commitment Letter from David J. Teece to LECG, LLC dated September 5, 2002
*10.43	Loan Commitment Letter from David J. Teece to LECG, LLC dated November 12, 2002
*10.44	Expert Agreement between LECG, LLC and David T. Scheffman dated August 29, 2003
*10.45	First Amendment to Employment Letter between LECG, LLC and David T. Scheffman dated August 29, 2003
*10.46	Form of Omnibus Plan of Reorganization between LECG Holding Company, LLC, LECG Corporation, TCEP/LECG Funding Corporation, Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P., David J. Teece and David Kaplan
*10.47	Form of Transfer Agreement between LECG Corporation, Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P. and TCEP/LECG Funding Corporation
*10.48	Form of Agreement and Plan of Merger between LECG Holding Company, LLC, TCEP/LECG Funding Corporation and LECG Corporation
*10.49	Form of Assignment and Assumption Agreement between LECG Holding Company, LLC and LECG Corporation
*10.50	Second Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated November 12, 2003
††10.51	Amended and Restated Deferred Compensation Plan
*†10.52	Third Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated April 15, 2004
*†10.53	Lease between Derwent Valley Central Limited, LECG Limited UK and LECG Corporation, dated March 15, 2004 for Third Floor of the Davidson Building 5 Southampton Street, London WC2
*†10.54	Lease between Derwent Valley Central Limited, LECG Limited UK and LECG Corporation, dated March 15, 2004 for Fourth Floor of the Davidson Building 5 Southampton Street, London WC2
*†10.55	Lease between Derwent Valley Central Limited, LECG Limited UK and LECG Corporation, dated March 15, 2004 for Fifth Floor of the Davidson Building 5 Southampton Street, London WC2

*†10.56	Fourth Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated August 12, 2004
21.1	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm
#23.2	Consent of Counsel (included in exhibit 5.1)
24.1	Power of Attorney (See page II-8)

*
Incorporated by reference to the same number exhibit filed with Registrant's Registration Statement on Form S-1 (File No. 333-108189), as amended.

**
Incorporated by reference to the same number exhibit filed with Registrant's Current Report on Form 8-K filed April 1, 2004.

†
Incorporated by reference to the same number exhibit filed with Registrant's Current Report on Form 8-K filed October 6, 2004.

††
Incorporated by reference to the same number exhibit filed with Registrant's Current Report on Form 8-K filed November 3, 2004.

*†
Incorporated by reference to the same number exhibit filed with Registrant's Quarterly Report on Form 10-Q filed November 9, 2004.

#
To be filed by amendment.

(b)
Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

Insofar as indemnification by LECG for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons of us, we have been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of this issue.

We hereby undertake that:

        (a)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

        (b)   For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, LECG Corporation has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Emeryville, California on the 9th day of November, 2004.

LECG CORPORATION
By:	/s/ DAVID J. TEECE David J. Teece Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David P. Kaplan, David J. Teece and John C. Burke, and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID J. TEECE David J. Teece	Chairman of the Board of Directors and Director (Principal Executive Officer)	November 9, 2004
/s/ DAVID P. KAPLAN David P. Kaplan	President and Director	November 9, 2004
/s/ JOHN C. BURKE John C. Burke	Chief Financial Officer (Principal Financial Officer)	November 9, 2004
/s/ GARY S. YELLIN Gary S. Yellin	Chief Accounting Officer (Principal Accounting Officer)	November 9, 2004
/s/ MICHAEL R. GAULKE Michael R. Gaulke	Director	November 9, 2004
Michael J. Jeffery	Director

/s/ WILLIAM W. LIEBECK William W. Liebeck	Director	November 9, 2004
/s/ WILLIAM J. SPENCER William J. Spencer	Director	November 9, 2004
/s/ WALTER H.A. VANDAELE Walter H.A. Vandaele	Director	November 9, 2004
/s/ RUTH M. RICHARDSON Ruth M. Richardson	Director	November 9, 2004
/s/ DAVID T. SCHEFFMAN David T. Scheffman	Director	November 9, 2004

Exhibit Index

Exhibit Number	Description
#1.1	Form of Underwriting Agreement
**2.1	Asset Purchase Agreement entered into as of March 1, 2004 by and among LECG Corporation, LECG, LLC, Economic Analysis, the members of Economic Analysis and other related parties identified therein
**2.2	First Amendment to Asset Purchase Agreement entered into on March 17, 2004 by and among LECG Corporation, LECG, LLC, Economic Analysis, the members of Economic Analysis, and other related parties identified therein
*†2.3	Stock Purchase Agreement entered into effective as of August 2, 2004 by and among LECG, LLC, LECG Corporation, The Summers 1992 Trust, U/T/A 1/27/92, the Richard & Sylvia McCloskey Living Trust Dated 6/14/93, Dr. Richard A. Blanchard, Diana Trujillo, Gary J. Summers and Richard McCloskey
*3.1(a)	Amended and Restated Certificate of Incorporation of LECG Corporation, as currently in effect
*3.2	Bylaws of LECG Corporation
*3.3	Articles of Organization of LECG Holding Company, LLC, a California limited liability company, as currently in effect
*3.4	Articles of Organization of LECG, LLC, a California limited liability company, as currently in effect
*3.5	Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, as currently in effect
*3.5(a)	First Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated October 29, 2001
*3.5(b)	Second Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated December 7, 2001
*3.5(c)	Third Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated March 27, 2003
*3.5(d)	Fourth Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated August 1, 2003
*3.5(e)	Fifth Amendment to Limited Liability Company Agreement of LECG Holding Company, LLC, a California limited liability company, between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece and David Kaplan dated October 14, 2003.
*3.6	Operating Agreement of LECG, LLC, a California limited liability company, as currently in effect
*4.1	Form of the Registrant's Common Stock Certificate
#5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
*10.1	Form of Director and Executive Officer Indemnification Agreement
*10.2	2000 Incentive Plan and forms of agreements thereunder
*10.2(a)	First Amendment to 2000 Incentive Plan dated October 29, 2001
*10.2(b)	Second Amendment to 2000 Incentive Plan dated February 2, 2002
*10.2(c)	Third Amendment to 2000 Incentive Plan dated June 7, 2002
*10.2(d)	Fourth Amendment to 2000 Incentive Plan dated May 30, 2003
*10.3	2003 Stock Option Plan and forms of agreements thereunder
*10.4	2003 Employee Stock Purchase Plan and forms of agreement thereunder
*10.5	Asset Purchase Agreement between Navigant Consulting, Inc., LECG, Inc., LECG Holding Company, LLC and LECG, LLC dated September 29, 2000
*10.6	Loan Agreement between LECG Holding Company, LLC and David P. Kaplan dated September 29, 2000 and Secured Non-Recourse Promissory Note issued thereunder
*10.7	Office Lease Agreement between LECG, LLC and EOP-Emeryville Properties, L.L.C. dated December 17, 2001
*10.8	Lease Agreement between LECG, LLC and Farragut Center LLC dated December 27, 2000
*10.9	Expert Agreement between LECG, LLC and Walter Vandaele dated October 13, 2000
*10.9(a)	First Amendment to Employment Letter between LECG, LLC and Walter Vandaele dated June 13, 2003
*10.9(b)	Second Amendment to Employment Letter between LECG, LLC and Walter Vandaele dated September 9, 2003
*10.10	Convertible Promissory Note made by LECG, LLC to Thoma Cressey Fund VII, L.P. for up to $5.0 million dated June 13, 2002
*10.11	Expert Agreement between LECG, LLC and David Teece dated October 27, 1997
*10.12	Expert Agreement between LECG, LLC and David Kaplan dated April 27, 1998
*10.13	Loan Agreement between LECG Holding Company, LLC and Mukesh Bajaj dated November 1, 2000 and Secured Non-Recourse Promissory Note issued thereunder
*10.14	Guaranty Agreement by Thoma Cressey Fund VII, L.P. in favor of Wachovia Bank, National Association (formerly known as First Union National Bank) dated June 13, 2002
*10.15	Guaranty Agreement by David J. Teece in favor of Thoma Cressey Fund VII, L.P. dated June 12, 2002
*10.16	Agreement between LECG, LLC and PA Consulting Group, Inc. and PA Holdings Limited dated March 19, 2001
*10.17	Letter Agreement between LECG, LLC and Arthur Andersen LLP dated June 12, 2002
*10.18	Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
10.18(a)	Amendment No. 1 to the Registration Rights Agreement by and among Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P. and LECG Corporation dated November 9, 2004
*10.19	Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000
*10.19(a)	First Amendment to Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated December 2, 2002
*10.20	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David J. Teece dated September 29, 2000
*10.21	Senior Management Agreement among LECG Holding Company, LLC, LECG, LLC and David P. Kaplan dated September 29, 2000
*10.22	Letter Agreement among LECG Holding Company, LLC, LECG, LLC, Thoma Cressey Fund VII, L.P., and David J. Teece dated June 13, 2002
*10.23	Joint Venture Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
*10.24	Share Subscription Agreement dated July 19, 2003 between LECG, LLC, LECG Korea, LLC, a Korean limited liability company, Hong-Choo Hyun, Kye-Sung Chung and Chun-Wook Hyun
*10.25	Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto, U.S. Bank National Association and LaSalle Bank National Association dated March 31, 2003
*10.26	Revolving Promissory Note issued by LECG, LLC, to U.S. Bank National Association dated March 31, 2003
*10.27	Revolving Promissory Note issued by LECG, LLC to LaSalle Bank National Association dated March 31, 2003
*10.28	Term Note issued by LECG, LLC to U.S. Bank National Association dated March 31, 2003
*10.29	Term Note issued by LECG, LLC to LaSalle Bank National Association dated March 31, 2003
*10.30	Amended and Restated Security Agreement between LECG Holding Company, LLC and U.S. Bank National Association dated March 31, 2003
*10.31	Amended and Restated Security Agreement between LECG, LLC and U.S. Bank National Association dated March 31, 2003
*10.32	Guaranty given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated March 31, 2003
*10.33	First Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated August 19, 2003
*10.34	Revolving Promissory Note issued by LECG, LLC to U.S. Bank National Association dated August 19, 2003
*10.35	Revolving Promissory Note issued by LECG, LLC to LaSalle Bank National Association dated August 19, 2003
*10.36	Reaffirmation of Guaranty and Security Agreement given by LECG Holding Company, LLC in favor of U.S. Bank National Association dated August 19, 2003
*10.37	Asset Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, BLDS, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.37(a)	First Amendment to Asset Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, BLDS, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated November 11, 2003
*10.38	Director Practice Purchase Agreement between LECG, LLC, LECG Holding Company, LLC, Dr. Bernard R. Siskin, Dr. Leonard A. Cupingood, Dr. David W. Griffin and Dr. Samuel J. Kursh dated August 1, 2003
*10.39	Business Development Agreement between LECG, LLC and Enterprise Research, Inc. dated December 10, 2002
*10.39(a)	First Amendment to Business Development Agreement between LECG, LLC and Enterprise Research dated September 29, 2003
*10.40	First Amendment to Employment Agreement between LECG Holding Company, LLC, LECG, LLC and David J. Teece dated August 5, 2002
*10.40(a)	Second Amendment to Employment Agreement between LECG, LLC and David J. Teece dated September 30, 2003
†10.40(b)	Third Amendment to Employment Agreement between LECG, LCC and David J. Teece dated October 1, 2004
*10.41	Amended and Restated Senior Management Agreement between LECG Holding Company, LLC, LECG, LLC and David P. Kaplan dated September 29, 2003
†10.41(a)	First Amendment to Amended and Resated Senior Management Agreement between LECG, LLC, LECG Corporation, successor in interest to LECG Holding Company, LLC, and David Kaplan dated October 1, 2004
*10.42	Loan Commitment Letter from David J. Teece to LECG, LLC dated September 5, 2002
*10.43	Loan Commitment Letter from David J. Teece to LECG, LLC dated November 12, 2002
*10.44	Expert Agreement between LECG, LLC and David T. Scheffman dated August 29, 2003
*10.45	First Amendment to Employment Letter between LECG, LLC and David T. Scheffman dated August 29, 2003
*10.46	Form of Omnibus Plan of Reorganization between LECG Holding Company, LLC, LECG Corporation, TCEP/LECG Funding Corporation, Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P., David J. Teece and David Kaplan
*10.47	Form of Transfer Agreement between LECG Corporation, Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P. and TCEP/LECG Funding Corporation
*10.48	Form of Agreement and Plan of Merger between LECG Holding Company, LLC, TCEP/LECG Funding Corporation and LECG Corporation
*10.49	Form of Assignment and Assumption Agreement between LECG Holding Company, LLC and LECG Corporation
*10.50	Second Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated November 12, 2003
††10.51	Amended and Restated Deferred Compensation Plan
*†10.52	Third Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated April 15, 2004
*†10.53	Lease between Derwent Valley Central Limited, LECG Limited UK and LECG Corporation, dated March 15, 2004 for Third Floor of the Davidson Building 5 Southampton Street, London WC2
*†10.54	Lease between Derwent Valley Central Limited, LECG Limited UK and LECG Corporation, dated March 15, 2004 for Fourth Floor of the Davidson Building 5 Southampton Street, London WC2
*†10.55	Lease between Derwent Valley Central Limited, LECG Limited UK and LECG Corporation, dated March 15, 2004 for Fifth Floor of the Davidson Building 5 Southampton Street, London WC2
*†10.56	Fourth Amendment to Amended and Restated Credit Agreement between LECG, LLC, a California limited liability company, the Banks which are signatories thereto and U.S. Bank National Association, dated August 12, 2004
21.1	Subsidiaries of Registrant
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm
#23.2	Consent of Counsel (included in exhibit 5.1)
24.1	Power of Attorney (See page II-8)

*
Incorporated by reference to the same number exhibit filed with Registrant's Registration Statement on Form S-1 (File No. 333-108189), as amended.
**
Incorporated by reference to the same number exhibit filed with Registrant's Current Report on Form 8-K filed April 1, 2004.

†
Incorporated by reference to the same number exhibit filed with Registrant's Current Report on Form 8-K filed October 6, 2004.

††
Incorporated by reference to the same number exhibit filed with Registrant's Current Report on Form 8-K filed November 3, 2004.

*†
Incorporated by reference to the same number exhibit filed with Registrant's Quarterly Report on Form 10-Q filed November 9, 2004.

#
To be filed by amendment.

QuickLinks

  Prospectus summary
  The offering
  Summary financial data
  Risk factors
  Disclosure regarding forward-looking statements
  Prior LLC status
  Use of proceeds
  Price range of common stock
  Dividend policy
  Capitalization
  Selected financial data
  Management's discussion and analysis of financial condition and results of operations
  Business
  Management
  Related party transactions
  Principal and selling stockholders
  Description of capital stock
  Shares eligible for future sale
  Underwriting
  Legal matters
  Experts
  Where you can find more information
  Index to financial statements
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONSOLIDATED BALANCE SHEETS (dollars in thousands, except per share data)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONSOLIDATED STATEMENTS OF OPERATIONS (dollars in thousands, except per share data)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (dollars in thousands)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONDENSED CONSOLIDATED BALANCE SHEETS (dollars in thousands, except share data)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (dollars in thousands)
LECG Corporation (formerly LECG Holding Company, LLC) and Subsidiary NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
  Part II
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
  Signatures
  Exhibit Index